Follow-Up Materials

06013531

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glorious Sun Enterprises

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

FILE NO. 82- 4581 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/18/06

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 393)

Annual Report 2005




JEANSWEST
眞維斯
www.jeanswest.com.cn

OUR CORE BUSINESS

Retail, export and manufacture of casual wear apparel

OUR VISION

To become a market leader in casual wear apparel retailing

and

to be one of the best casual wear apparel suppliers

OUR MISSION

Focused on our customers, we endeavour to provide quality products and services with added value. We strive after:

- customer satisfaction;
- staff development;
- reasonable equity return; and
- growth with our business partners,

  so as to benefit our community.

CONTENTS

CORPORATE INFORMATION

DIRECTORS

Executive
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
Mr. Teo Heng Kee, Peter

Independent non-executive
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive
Dr. Lam Lee G.

COMPANY SECRETARY

Mr. Mui Sau Keung, Isaac

AUTHORISED REPRESENTATIVES

Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP

LEGAL ADVISERS

Hong Kong
Johnson Stokes & Master

Bermuda
Conyers, Dill & Pearman

AUDITORS

Ernst & Young
Certified Public Accountants

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor - West
New York, NY 10286
U.S.A.

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
CALYON
Citibank, N.A.

WEBSITE

http://www.glorisun.com

STOCK CODE

393

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Xiamen Suite, 3/F., The Marco Polo Prince, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26 May 2006 at 2:30 p.m. for the following purposes:

(1) To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2005.

(2) To declare the final dividend for the year ended 31 December 2005.

(3) To declare the special dividend for the year ended 31 December 2005.

(4) To elect directors and to authorise the board of directors to fix the remuneration of directors.

(5) To appoint auditors and to authorise the board of directors to fix their remuneration.

(6) As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) **"THAT:**

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of : (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of :

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

NOTICE OF ANNUAL GENERAL MEETING

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) **"THAT:**

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of :

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

NOTICE OF ANNUAL GENERAL MEETING

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) **"THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution (5)(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

(7) To transact any other ordinary business of the Company.

By Order of the Board

Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 28 April 2006

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final and special dividends and the identity of members who are entitled to attend and vote at the meeting from Tuesday, 23 May 2006 to Friday, 26 May 2006, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final and special dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 22 May 2006.

4. In relation to agenda item No. (4) in the Notice regarding election of directors, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter will retire at the forthcoming annual general meeting of the Company pursuant to bye-law 101 of the Company's Bye-laws and, being eligible, offer themselves for re-election. Mr. Yeung Chun Fan, Mr. Yeung Chun Ho and Mr. Hui Chung Shing, Herman, JP will also retire by rotation at the forthcoming annual general meeting of the Company pursuant to bye-law 110(A) of the Company's Bye-laws and, being eligible, offer themselves for re-election. Mr. Wong Man Kong, Peter, BBS, JP will also retire at the forthcoming annual general meeting of the Company at which his term of appointment will expire, and he is eligible for re-election.

5. The biographical details and length of service with the Company of all the directors who stand for re-election at the forthcoming annual general meeting are set out in the "Directors' and senior management's biographies" section in this annual report.

6. The amount of emoluments paid for the year ended 31 December 2005 to each of the directors who stand for re-election at the forthcoming annual general meeting together with the basis of determining such emoluments are set out in note 8 to the financial statements in this annual report.

7. Other biographical details of each of the directors who stand for re-election at the forthcoming annual general meeting are set out below to enable shareholders to make an informed decision on their re-elections. Save for the information set out in this paragraph 7 and in paragraphs 4 to 6 above, there is no information to be disclosed pursuant to any requirements of the provisions under paragraph 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there other matters that need to be brought to the attention of shareholders in respect of the directors who stand for re-election at the forthcoming annual general meeting.

NOTICE OF ANNUAL GENERAL MEETING

7.1 Mr. Chan Wing Kan, Archie, aged 59, is an executive director of the Company and was a non-executive director of (i) Generra Sportswear Company, Inc., a company incorporated in Washington, USA (a corporate structure inclusive of (ii) Generra Sportswear (HK) Limited, a company incorporated in Hong Kong and (iii) Generra Production Corporation, a corporation incorporated in Washington, USA). These three companies were involved in design, manufacture and sale of the Generra Sportswear lines. At all material time Mr. Chan had no duty in the day-to-day operations of Generra Sportswear Company, Inc. On 2 July 1992, Chapter 11 proceedings were instituted and Generra Sportswear Company, Inc. was administratively dissolved in 1995, Generra Sportswear (HK) Limited was dissolved on 13 September 2002 and Generra Production Corporation was dissolved in 1994, respectively. So far, no allegation has been made against Mr. Chan in Generra Sportswear Company, Inc. for fraud, negligence or any conduct of dishonesty.

7.2 Mr. Teo Heng Kee, Peter, aged 40, is an executive director of the Company and responsible for the business development of the Group.

7.3 Mr. Yeung Chun Fan, aged 53, is an executive director of the Company, a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Ho. As at 21 April 2006, being the latest practicable date prior to the printing of the Notice (the "latest practicable date"), Mr. Yeung Chun Fan is deemed to hold 638,464,000 shares of the Company (being (i) 396,454,000 shares (of which interests in 6,600,000 shares are short position) are held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan), 233,540,000 shares are held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 1,740,000 shares are held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan) and (ii) 6,730,000 shares are held by Ms. Cheung Wai Yee, the spouse of Mr. Yeung Chun Fan) within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO").

7.4 Mr. Yeung Chun Ho, aged 61, is an executive director of the Company, a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan. Mr. Yeung Chun Ho's interest in the shares of the Company within the meaning of Part XV of the SFO are set out in the "Directors' interests and short positions in securities" section in this annual report and remain unchanged as at the latest practicable date.

7.5 Mr. Hui Chung Shing, Herman, JP, aged 55, is an executive director of the Company and his interest in the shares of the Company within the meaning of Part XV of the SFO are set out in the "Directors' interests and short positions in securities" section in this annual report and remain unchanged as at the latest practicable date.

NOTICE OF ANNUAL GENERAL MEETING

7.6 Mr. Wong Man Kong, Peter, BBS, JP, aged 57, is an independent non-executive director of the Company. In the past three years, Mr. Wong is a director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co. Limited, Chinney Investments, Limited and Sino Hotels (Holdings) Limited. He does not have any interst in the shares of the Company.

8. Pursuant to the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

CHAIRMAN'S STATEMENT



GROUP RESULTS

Year 2005 was the first year after the entire lifting of textile export quota among WTO members. In response to the surging of textile export from the PRC, related interest groups in importing countries made various appeals to their respective governments to re-impose substituting restrictions. After several rounds of negotiation, the PRC finally reached agreements with European Union and US respectively in June and November to put ceilings to certain categories of textile exports. Thus export market in the year under review was disturbed by these uncertainties. With sustained prudence, the Management refrained from expanding the garment production and got away from the problems of excess production capacity as well as the related damages arising therefrom. The retail market, though competitive, was still very resilient because the macro economic development in the PRC really progressed at high speed. The Management upheld the strategy of developing only its core and leading business but not other diversified investments. Retail business was identified by the Group as its core and leading business which deserved the Group's huge amount of human and financial supports. As a contrast, the Group just maintained or even scaled down its non-core businesses such as apparel manufacturing and merely took those businesses as the supporting operations for the retail business. This strategy was proven to be a correct one. The Jeanswest brand had become one of the most successful brands in casual apparel products in the PRC and the retail business became the main driving force for the Group's turnover and profit.

In the period, notwithstanding the uncertainties and price pressure in the export market, the business of the Group was stable and smooth. Though Jeanswest in Australia was affected by lacklustre retail sentiment and the comparatively weak Aussie dollar, it outperformed its competitors in that market. In the PRC, even Jeanswest business model was the target for imitation, the Management managed to increase the sales in double-digit driving the Group's net profit to rise to the same extent.

The development plan of GSit rolled out smoothly. Turnover increased 174%. Quiksilver Glorious Sun's operations in Hong Kong were encouraging. Its brand recognition in the PRC had been greatly enhanced after various brand promotion activities.

CHAIRMAN'S STATEMENT

In the year under review, the Group's financial position was sound and solid. Inventory level was healthy. As at 31 December 2005, the net cash in hand was HK$1,030,790,000 (2004: HK$1,122,548,000). For the financial year ended 31 December 2005, the Group's net profit attributable to shareholders amounted to HK$242,809,000 (2004 (Restated): HK$219,193,000) on a turnover of HK$3,802,398,000 (2004: HK$3,583,751,000) representing increases of 10.77% and 6.10% respectively when compared with last year.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK10.90 cents (2004: HK10.50 cents) per share and a special dividend of HK10.00 cents (2004: Nil) per share for the year ended 31 December 2005 at the forthcoming annual general meeting to be held on Friday, 26 May 2006. The final dividend together with the special dividend amounting to HK$219,320,000, if approved by the shareholders, is expected to be paid on or around Friday, 2 June 2006 to those shareholders whose names appear on the register of members on Friday, 26 May 2006.


JEANSWEST

REVIEW OF OPERATIONS

Retailing

In the year under review, retail operations performed well and became the main driving force behind the growth of the Group's turnover and profit. Despite the keen competition in the PRC, Jeanswest managed to keep the sales to grow at double digits. Inventory turnover days were 54 (2004: 57 days). The total number of shops in the retail network as at 31 December 2005 was 1,507 (2004: 1,278 shops) including 628 franchised shops (2004: 473 shops). For the year ended 31 December 2005, total retail sales of Jeanswest in the Mainland and Australia amounted to HK$2,492,489,000 (2004: HK$2,277,659,000) representing an increase of 9.43% when compared with the previous year and accounted for 65.55% of the Group's total turnover (2004: 63.56%).

1. *In the PRC*

   i. Jeanswest

   The Group's retail operations in the Mainland were focused at the Jeanswest brand. In the period under review, some exporters were uncertain about the export prospects and sold their products in the domestic market. This intensified the competition in the local retail market. Fortunately the retail markets were buoyant

CHAIRMAN'S STATEMENT


JEANSWEST
真維斯
www.jeanswest.com.cn

and Jeanswest managed to push up the sales to HK$1,716,268,000 (2004: HK$1,477,645,000) representing an increase of 16.15% when compared with last year. On 31 December 2005, the retail network of Jeanswest in the Mainland comprised 1,162 shops (2004: 982 shops) including 567 franchised shops (2004: 417 shops) covering more than 250 cities.

ii. GSit

G.S - i.t Limited, the joint venture with I.T Group moved ahead as planned. The sales generated from its 140 stores (2004: 101 stores) were more than HK$190,000,000. The network at the end of the year comprised 23 stores in Taiwan and 117 in the Mainland (2004: 101 stores) including 53 franchised stores (2004: 50 stores). The operation scale doubled *that of last year.*

iii. Quiksilver Glorious Sun

In view that brand recognition of Quiksilver and Roxy was higher in Hong Kong, the *Management put up more shops in Hong Kong and focused on brand building in the* Mainland. The performance in Hong Kong was very impressive with huge growth potential. Brand image of Quiksilver had been greatly uplifted after a series of promotion activities such as "Quiksilver-Great Wall of China Jump". The introduction of an additional brand-DC shoes was met with warm support from the customers as it enriched the existing collections of Quiksilver and Roxy. As at 31 December 2005, there were 9 stores (2004: 5 stores) in Hong Kong and 6 stores (2004: 5 stores) in the Mainland including 2 franchised ones.

2. *In Australia*

In the year under review, the effects of the economic stimuli introduced in 2004 had already faded out. The weakening of Australian dollar and deflating of the property market turned the retail market fairly lukewarm. Jeanswest was affected but its performance outmatched its peers. It was attributable to the proficiency of the local management in handling the ever-changing market conditions and the trendy collections which strengthened the pricing power and customer base.

The total retail sales in Australia for the year ended 31 December 2005 was HK$776,221,000 (2004: HK$800,014,000) representing a decrease of 2.97% when compared with last year. As

CHAIRMAN'S STATEMENT

at 31 December 2005, the Australian retail network comprised 190 shops (2004: 185 shops) including 6 franchised ones (2004: 6 shops).

Export

In the year under review, textile export from the PRC surged right after the lifting of export quotas. Relevant interest groups in those importing countries advocated for limitation on the textile export volume from the PRC. Possible embargo became the common concern among exporters and importers. The Management on one hand consolidated selected oversea production facilities to alleviate the price pressure so as to stay competitive and on the other hand prudently refrained from following the others in production expansion in the PRC. Therefore, over-capacity was not a problem and our export business development became stable.

For the year ended 31 December 2005, the total turnover of our export operations was HK$1,148,110,000 (2004: HK$1,144,528,000) showing an increase of 0.31% when compared with the previous year. Its share in the Group's total turnover was reduced from 31.94% in 2004 to 30.19%.

Other Businesses

Among other businesses, trading of fabric was the main items. In the year under review, a turnover of HK$161,799,000 (2004: HK$161,564,000) was recorded showing an increase of 0.15% when compared with last year.

FINANCIAL POSITION

The Group's financial position kept improving during the year under review. Net cash in hand and inventory were both maintained at healthy levels. During the year, the Group entered into foreign currency forward contracts to hedge mainly its exposures in Australian dollars.

HUMAN RESOURCES

As at 31 December 2005, the Group's total number of employees was about 31,000 (2004: 31,000). The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's results and individual performance.

SOCIAL RESPONSIBILITY

The Management firmly believes that in addition to the enhancement of equity return, the Group also has its social responsibilities to discharge. All colleagues are encouraged to actively participate in all kinds of public services. In the period under review, the Management in collaboration with the major shareholders put up a fund of around RMB10,000,000 to provide

CHAIRMAN'S STATEMENT

scholarship for those needy undergraduates with outstanding results and good conduct. The purpose of the fund is to facilitate the recipients to complete their university study and to encourage them to serve the society.

PROSPECTS

Looking forward to the ensuing year, the Management anticipates that the business environment will be better than that in 2005. As the market generally expects the economy in Australia to be stable and that in the PRC to continue with its impressive growth momentum, the Management will aggressively expand the retailing operations in the PRC with the aim to enlarge its market share. More effort will be put in the brand building exercise. This will include the opening of more shops in prime locations and organising more aggressive promotion campaigns at nation-wide scale so as to reinforce the leading position of the Jeanswest brand in the PRC. Jeanswest in Australia had entered into agreement with two famous designers Dan Single and George Gorrow to introduce a new line known as Alba Fan Club in coming April in our Australian network so as to enrich our product collection. The Management is also expanding the retail network to East and South East Asia. It is believed that solid progress will be made in the ensuing year.

The development of GSit and Quiksilver Glorious Sun will be expedited according to their respective plans. GSit is expected to be profitable in 2006. More products to be produced in the Mainland to expand margin for licensing is the targets of Quiksilver Glorious Sun to be achieved in the ensuing year.

Year 2006 is the second post export quota year. A lot of uncertainties were settled along with new agreements between the PRC and its trading counterparts. In consideration of those issues such as over-capacity in the Mainland are still prevailing, the Management opts for maintaining the present production scale and uplifting production efficiency to maximize our return.

In the absence of major unforeseeable adverse changes, the Management has confidence to deliver better Group results in 2006.

APPRECIATION

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to the shareholders for their support, and to the Management and staff for their dedicated efforts.

Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 20 April 2006


有心就有翼
JEANSWEST
眞維斯
www.jeanswest.com.cn

Retail Network In China

Total no. of shops :	Mainland China	1,285
	The HKSAR	9
	Taiwan	23
	Total	1,317



Heilongjiang
Jilin
Liaoning
Beijing
Hebei
Tianjin
Inner Mongolia
Xinjiang
Gansu
Shanxi
Shandong
Henan
Jiangsu
Ningxia
Shanghai
Shaanxi
Hubei
Anhui
Tibet
Sichuan
Zhejiang
Jiangxi
Chongqing
Hunan
Fujian
Guizhou
Taiwan
Yunnan
Guangxi
Guangdong
Hong Kong
Hainan


Rays The Glorious Investment (BVI) Ltd.
(holding company)
~ Woven Garment Manufacturing & Export ~
Hong Kong
Mainland China
Indonesia
~ Apparel Wholesale ~
USA
Glorious Sun Overseas Company Limited
(holding company)
~ Apparel Retailing (Quiksilver) ~
Hong Kong
Mainland China
Macau
Glorious Sun Trading (HK) Limited
(holding company)
~ Apparel/ancillary goods Wholesale & Retailing (I.T) ~
Mainland China
Taiwan
Macau

Group Business Structure


Glorious Sun Enterprises Ltd.
Glorious Sun Enterprises (BVI) Ltd. (holding company)
Jeanswest (BVI) Ltd. (holding company)
Glorious Sun Industries (BVI) Ltd. (holding company)
Gennon Industries Ltd. (holding company)
~ Apparel Wholesale & Retailing (Jeanswest) ~ Mainland China Australia
~ Woven Garment Manufacturing & Export ~ Hong Kong Bangladesh Mainland China Philippines
~ Knitted Garment Manufacturing & Export ~ Hong Kong Bangladesh Mainland China Indonesia Cambodia
~ Woolen Wear Manufacturing ~ Mainland China
~ Woven Fabric Dyeing ~ Mainland China
~ Knitted Fabric Dyeing & Knitting ~ Mainland China
~ Shops Decoration ~ Mainland China
~ Yarn Dyeing ~ Mainland China

Retail Network In Australia

Total no. of shops : 190



Northern Territory
Queensland
South Australia
Western Australia
New South Wales
Victoria
Tasmania

FINANCIAL HIGHLIGHTS

	12 months ended			9 months ended	12 months ended
	31.12.2005	31.12.2004 (Restated)	31.12.2003 (Restated)	31.12.2002 (Restated)	31.3.2002 (Restated)
Revenue (HK$'000)	**3,802,398**	3,583,751	3,310,309	2,436,567	2,924,850
Increase/(decrease) in revenue in percentage	**6.10%**	8.26%	N/A	N/A	(2.61%)
Revenue analysis:					
1. Retail					
a. Mainland China	**1,716,268**	1,477,645	1,251,322	840,610	1,016,435
b. Australia & New Zealand	**776,221**	800,014	585,124	412,088	515,822
2. Export	**1,148,110**	1,144,528	1,266,510	981,686	1,196,541
3. Others	**161,799**	161,564	207,353	202,183	196,052
Operating margin (after finance costs) (%)	**8.57%**	9.52%	9.62%	8.92%	8.03%
Profit attributable to equity holders of the Company (HK$'000)	**242,809**	219,193	164,844	128,694	152,584
Increase/(decrease) in profit attributable to equity holders of the Company in percentage	**10.77%**	32.97%	N/A	N/A	(15.44%)
Equity attributable to equity holders of the Company	**1,663,138**	1,470,253	1,342,398	1,250,604	1,221,216
Working capital (HK$'000)	**936,572**	939,877	948,632	905,684	879,749
Total liabilities to equity ratio	**0.96**	0.96	1.00	0.93	0.78
Net cash/(bank borrowings) to equity ratio	**0.62**	0.76	0.69	0.53	0.45
Current ratio	**1.59**	1.68	1.74	1.83	1.96
Inventory turnover (days)	**54**	57	56	59	61
Return on total assets (%)	**7.12%**	7.24%	5.73%	5.00%	6.46%
Return on equity (%)	**14.6%**	14.9%	12.3%	10.3%	12.5%
Return on sales (%)	**6.39%**	6.12%	4.98%	5.28%	5.22%
Earnings per share (HK cents)					
Basic	**23.80**	21.91	16.47	12.86	15.25
Diluted	**23.35**	21.59	16.37	N/A	N/A
Dividend per share (HK cents)	**23.80**	13.20	10.20	10.20	10.20

FINANCIAL HIGHLIGHTS

OPERATING MARGIN (AFTER FINANCE COSTS)


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
% 0
2
4
6
8
10

BASIC EARNINGS PER SHARE AND DIVIDEND PER SHARE


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
HK Cents 0
5
10
15
20
25
Dividend per share
Basic earnings per share

OPERATING PROFIT AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
HK$ Million 0
50
100
150
200
250
300
350
Profit attributable to equity holders of the Company
Operating profit (after finance costs)

WORKING CAPITAL AND EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
HK$ Million 0
300
600
900
1200
1500
1800
Equity attributable to equity holders of the Company
Working capital

FINANCIAL HIGHLIGHTS

REVENUE
(HK$ Million)


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
HK$ Million
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000

REVENUE BY GEOGRAPHICAL LOCATIONS
(HK$ Million)


Australia & New Zealand 785.2
Mainland China 1,781.8
Canada 80.8
Other 102.5
Hong Kong 118.0
USA 934.1

TURNOVER BY ACTIVITIES (HK$ Million)



31-12-2005

Export	1,148.1
Retail - Mainland China	1,716.3
Retail - Australia & New Zealand	776.2
Others	161.8



31-12-2004

Export	1,144.5
Retail - Mainland China	1,477.7
Retail - Australia & New Zealand	800.0
Others	161.6



31-12-2003

Export	1,266.5
Retail - Mainland China	1,251.3
Retail - Australia & New Zealand	585.1
Others	207.4



31-12-2002

Export	981.7
Retail - Mainland China	840.6
Retail - Australia & New Zealand	412.1
Others	202.2



31-3-2002

Export	1,196.5
Retail - Mainland China	1,016.4
Retail - Australia & New Zealand	515.8
Others	196.1

OPERATION HIGHLIGHTS

Year ended 31 December 2005

RETAIL OPERATION HIGHLIGHTS

	12 months ended			9 months ended	12 months ended
	31.12.2005	31.12.2004	31.12.2003	31.12.2002	31.3.2002
Net sales for the year/period (HK$'000)	**2,492,489**	2,277,659	1,836,446	1,252,698	1,532,257
Mainland China	**1,716,268**	1,477,645	1,251,322	840,610	1,016,435
Australia & New Zealand	**776,221**	800,014	585,124	412,088	515,822
Retail floor area of directly managed shops (sq.ft.)	**826,783**	729,153	652,448	639,919	671,327
Mainland China	**615,065**	522,709	456,067	452,895	459,332
Australia & New Zealand	**211,718**	206,444	196,381	187,024	211,995
Number of sales persons	**6,800**	6,440	5,806	5,098	5,121
Mainland China	**5,527**	5,167	4,647	4,036	4,160
Australia & New Zealand	**1,273**	1,273	1,159	1,062	961
Number of employees	**8,187**	7,819	7,084	6,212	6,191
Mainland China	**6,794**	6,417	5,795	5,032	5,114
Australia & New Zealand	**1,393**	1,402	1,289	1,180	1,077
Number of directly managed shops	**779**	744	687	648	667
Mainland China	**595**	565	510	481	476
Australia & New Zealand	**184**	179	177	167	191
Number of franchised shops	**573**	423	269	158	57
Mainland China	**567**	417	263	152	51
Australia & New Zealand	**6**	6	6	6	6
Total number of retail shops	**1,352**	1,167	956	806	724
Mainland China	**1,162**	982	773	633	527
Australia & New Zealand	**190**	185	183	173	197

OPERATION HIGHLIGHTS

Year ended 31 December 2005

GARMENT MANUFACTURING HIGHLIGHTS

	12 months ended			9 months ended	12 months ended
	31.12.2005	31.12.2004	31.12.2003	31.12.2002	31.3.2002
Sales for the year/period (including sales to retail operation) *(HK$'000)*	**1,619,295**	1,709,528	1,797,968	1,395,792	1,730,587
Monthly capacity at year/period ended (dozens)	**409,000**	437,000	431,000	377,000	346,000
Production floor area (sq.ft.)	**2,279,000**	2,172,000	2,161,000	2,053,000	2,059,000
Number of workers	**21,600**	22,200	23,500	21,700	21,400
Percentage of sales to:					
Group	**32.94%**	32.12%	26.04%	24.80%	29.07%
Third parties	**67.06%**	67.88%	73.96%	75.20%	70.93%
USA	**54.04%**	55.79%	57.79%	60.69%	62.71%
Canada	**4.56%**	4.89%	4.35%	3.46%	2.60%
Others	**8.46%**	7.20%	11.82%	11.05%	5.62%

CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE PRACTICE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the Code Provisions as set out in the Code on Corporate Governance Practices (the "CG Code") in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which became effective 1 January 2005.

Throughout the year ended 31 December 2005 (the "year under review"), the Company has complied with the Code Provisions set out in the CG Code, except for the deviation from provision A.4.2 in respect of the rotation of directors. Explanations for such non-compliance are provided below.

BOARD OF DIRECTORS

The Board's primary responsibilities are to formulate the Company's long-term corporate strategy, to oversee the management of the Group, to evaluate the performance of the Group and to assess the achievement of targets periodically set by the Board.

In addition, the Board has also established Board Committees and has delegated to these Board Committees various responsibilities set out in their terms of reference respectively.

The Board comprises twelve Directors, whose biographical details are set out in the "Directors' and Senior Management's Biographies" section in the Report of the Directors. Eight of the Directors are executive, three are independent non-executive and one is non-executive.

The members of the Board for the year under review are :

Executive

Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie (appointed on 31 August 2005)
Mr. Teo Heng Kee, Peter (appointed on 31 August 2005)

CORPORATE GOVERNANCE REPORT

Independent non-executive

Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive

Dr. Lam Lee G.

The relationship among the members of the Board are disclosed under the "Directors' and Senior Management's Biographies" section in the Report of the Directors.

THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

The roles of Chairman and Chief Executive Officer are separate and are performed by Dr. Charles Yeung, SBS, JP and the General Manager of the Group, Mr. Yeung Chun Fan, respectively. Their respective responsibilities are clearly defined and are set out in writing. Mr. Yeung Chun Fan is also the Vice-chairman of the Board.

The Chairman takes the lead in formulating and setting Group strategies and policies in conjunction with the Board; oversees the function of the Board and encourages and facilitates constructive relations between executive and non-executive Directors.

The General Manager, supported by other Board members and the senior management, is responsible for overseeing the Group's business operation, implementing the strategies laid down by the Board and managing day-to-day operation.

INDEPENDENCE

The Company has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all the independent non-executive Directors to be independent.

CORPORATE GOVERNANCE REPORT

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The Board reviews its own structure, size and composition regularly to ensure that it has a balance of expertise, skills and experience appropriate to the needs of the business of the Company and therefore it has not established a nomination committee. In the year under review, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter were appointed executive Directors with the unanimous approval by the Board members.

The Board recommended the appointment of the Directors standing for re-election at the forthcoming annual general meeting of the Company which is to be held on 26 May 2006.

All the non-executive Director and independent non-executive Directors are appointed for a specific term of two years and are required to retire and eligible for re-election at the annual general meeting of the Company in the year of expiry of the term.

Under the provision A.4.2 of the CG Code, every director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. However, in accordance with the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the Chairman of the Board, shall not be subject to retirement by rotation. The Board considers that due to the fact that Dr. Charles Yeung, SBS, JP is the founder of the Group, he is eligible for being the Chairman of the Board during his lifetime and he need not be subject to retirement by rotation.

CORPORATE GOVERNANCE REPORT

MEETINGS AND ATTENDANCE

The Board met on four occasions during the year under review. The attendance of individual Directors at the Board meetings and two other Board Committees (the Audit Committee and the Remuneration Committee) meetings is set out in the table below :

	Meetings Attended/Held		
Directors	**Board**	**Audit Committee**	**Remuneration Committee**
Executive			
Dr. Charles Yeung, SBS, JP	4/4		
Mr. Yeung Chun Fan	4/4		
Mr. Yeung Chun Ho	4/4		
Mr. Pau Sze Kee, Jackson	4/4		
Mr. Hui Chung Shing, Herman, JP	4/4		
Ms. Cheung Wai Yee	1/4		
Mr. Chan Wing Kan, Archie	1/1	2/2*	
Mr. Teo Heng Kee, Peter	1/1		
Independent non-executive			
Mr. Wong Man Kong, Peter, BBS, JP	0/4	2/2	1/1
Mr. Lau Hon Chuen, Ambrose, GBS, JP	3/4	2/2	
Mr. Chung Shui Ming, Timpson, GBS, JP	4/4	1/2	1/1
Non-executive			
Dr. Lam Lee G.	3/4	0/1	

* *Mr. Chan Wing Kan, Archie is a member of the Audit Committee prior to his appointment as an executive Director*

BOARD COMMITTEES

The Board has established Audit and Remuneration Committees in accordance with the CG Code and all or a majority of the members of the Committees are independent non-executive Directors.

CORPORATE GOVERNANCE REPORT

The Audit Committee

The Audit Committee has been established since 1998. Currently it consists of three independent non-executive Directors (Mr. Lau Hon Chuen, Ambrose, GBS, JP (Committee Chairman), Mr. Wong Man Kong, Peter, BBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP), the non-executive Director (Dr. Lam Lee G.) and one executive Director (Mr. Chan Wing Kan, Archie). Written terms of reference of the Audit Committee were formulated and adopted in 1998 and subsequently amended in 2005 in order to comply with the Code Provisions of the CG Code.

The main responsibilities of the Audit Committee are to review the accounting principles and practices adopted by the Group and to review the effectiveness of the financial reporting process and internal control system of the Group.

The Audit Committee held two meetings during the year under review. The work of the Audit Committee in 2005 included the following :

- review of 2004 annual results
- review of 2005 interim results
- review of the internal audit reports and discussion of the approach to internal controls
- review of connected transactions occurred for the year 2004 and for the six months ended 30 June 2005

During the year under review, the Audit Committee met with the external auditors once.

The Remuneration Committee

The Remuneration Committee consists of two independent non-executive Directors, namely Mr. Wong Man Kong, Peter, BBS, JP (Committee Chairman) and Mr. Chung Shui Ming, Timpson, GBS, JP. Written terms of reference of the Remuneration Committee were formulated in accordance with the Code Provision of the CG Code.

The main responsibilities of the Remuneration Committee are to review and endorse the remuneration policy of the Directors and senior management and to make recommendations to the Board for the remuneration of the Directors and senior management. The Remuneration Committee ensures that no Director is involved in deciding his own remuneration.

CORPORATE GOVERNANCE REPORT

The Remuneration Committee held one meeting during the year under review. The work of the Remuneration Committee in 2005 included the following matters :

- review of the definition of "senior management" within the Group
- review of the remuneration policy of the Directors and senior management

DIRECTORS' SECURITIES TRANSACTIONS

The Board has adopted the code of conduct regarding Directors' securities transaction as set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

The Board confirms that, having made specific enquiry of all Directors, the Directors have complied with the required standards set out in the Model Code throughout the year under review.

EMPLOYEES' SECURITIES TRANSACTIONS

Those employees of the Group who are likely to be in possession of unpublished price-sensitive information in relation to the Group have adopted rules based on the Model Code (the "Dealing Rules"). These employees have been individually notified and provided with a copy of the Dealing Rules.

ACCOUNTABILITY AND INTERNAL CONTROL

The Directors acknowledge their responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group. The Board is not aware of any material uncertainties relating to the events or condition that might cast doubt upon the Company's ability to continue as a going concern. Accordingly, the Board has prepared the financial statements of the Company on a going concern basis.

The Board acknowledges its responsibility to present a balanced, clear and understandable assessment in the Company's annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to the regulators.

CORPORATE GOVERNANCE REPORT

The Board has overall responsibility for the system of internal control of the Group and for reviewing its effectiveness. The Board is committed to implementing an effective and sound internal control system to safeguard the interest of shareholders and the Group's assets. The Board has delegated to the management the implementation of the system of internal control and reviewing of all relevant financial, operational, compliance controls and risk management function within an established framework.

AUDITORS' REMUNERATION

Remuneration payable to the external auditors of the Company, Messrs. Ernst & Young, for services provided for the year ended 31 December 2005 is as follows :

	HK$'000
Audit services	4,300
Non-audit services	139
Total	4,439

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Company's subsidiaries are engaged in the retailing, export and production of casual wear. The principal activities of the Group have not significantly changed during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 43 to 138.

An interim dividend of HK2.90 cents per ordinary share was paid on 28 September 2005. The directors recommended the payment of a final dividend of HK10.90 cents and a special dividend of HK10.00 cents per ordinary share in respect of the year, to shareholders on the register of members on 26 May 2006. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

FINANCIAL SUMMARY

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years/period, as extracted from the audited financial statements and restated/reclassified as appropriate, is set out on pages 139 and 140 of the annual report. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY

Details of movements in the property, plant and equipment and investment property of the Group during the year are set out in notes 14 and 15 to the financial statements, respectively.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company's share capital and share options during the year, together with the reasons thereof, are set out in notes 31 and 32 to the financial statements, respectively.

REPORT OF THE DIRECTORS

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Bye-laws of the Company or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 33 to the financial statements and in the consolidated summary statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2005, the Company's reserves available for distribution, as computed in accordance with The Companies Act 1981 of Bermuda (as amended), amounted to HK$879,482,000, of which HK$114,382,000 and HK$104,938,000 have been proposed as a final dividend and special dividend, respectively, for the year. In addition, the Company's share premium account, in the amount of HK$358,809,000, may be distributed in the form of fully paid bonus shares.

CHARITABLE CONTRIBUTIONS

During the year, the Group made charitable contributions totalling HK$2,115,000.

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for less than 30% of the Group's total turnover for the year.

Purchases from the Group's five largest suppliers accounted for less than 30% of the Group's total purchases for the year.

REPORT OF THE DIRECTORS

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive

Dr. Charles Yeung, SBS, JP	*(Chairman)*
Mr. Yeung Chun Fan	*(Vice-chairman)*
Mr. Yeung Chun Ho	
Mr. Pau Sze Kee, Jackson	
Mr. Hui Chung Shing, Herman, JP	
Ms. Cheung Wai Yee	
Mr. Chan Wing Kan, Archie	*(appointed on 31/08/2005)*
Mr. Teo Heng Kee, Peter	*(appointed on 31/08/2005)*

Independent non-executive

Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive

Dr. Lam Lee G.

In accordance with bye-law 101 of the Company's Bye-laws, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

In accordance with bye-law 110(A) of the Company's Bye-laws, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho and Mr. Hui Chung Shing, Herman, JP will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

Mr. Wong Man Kong, Peter, BBS, JP will also retire at the forthcoming annual general meeting at which his term of appointment will expire, and he is eligible for re-election.

The Company has received annual confirmation from each of the independent non-executive directors as regards their independence to the Company and considers that each of the independent non-executive directors is independent to the Company.

REPORT OF THE DIRECTORS

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in the section headed "Connected transactions" below and in note 38 to the financial statements, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 31 December 2005, the interests or short positions of the directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Name of director	Capacity	No. of shares held		Total	Percentage of shareholding
		Long Position	Short Position		(%)
Dr. Charles Yeung, SBS, JP	Interest of controlled corporations	624,808,000	6,600,000	631,408,000[1]	60.170
Mr. Yeung Chun Fan	(i) Interest of controlled corporations	624,808,000	6,600,000	638,138,000[1] & [3]	60.811
	(ii) Interest of spouse	6,730,000	-		
Mr. Yeung Chun Ho	Interest of a controlled corporation	32,430,000	-	32,430,000[2]	3.090
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000	-	9,370,000	0.893
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000	-	6,250,000	0.596
Ms. Cheung Wai Yee	(i) Beneficial owner	6,730,000	-	638,138,000[1] & [3]	60.811
	(ii) Interest of spouse	624,808,000	6,600,000		
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000	-	956,000	0.091

REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES *(Continued)*

Notes:

(1) 396,128,000 shares (of which interests in 6,600,000 shares are short position) were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan), 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 1,740,000 shares were held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan).

(2) 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

(3) Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 631,408,000 shares related to the same block of shares held by three companies controlled by Mr. Yeung Chun Fan.

Save as disclosed above, as at 31 December 2005, none of the directors of the Company had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from the share option scheme disclosure in note 32 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangements to enable the Company's directors or their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTION SCHEME

Concerning the share options granted to the directors, substantial shareholders and employees, as detailed in note 32 to the financial statements, the directors do not consider it appropriate to disclose a theoretical value of the options granted, because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Executive Directors

Dr. YEUNG Chun Kam, SBS, JP, alias Charles YEUNG, aged 59, is the founder and Chairman of the Group. He is responsible for the Group's business strategies and corporate policies. Dr. Yeung has over 35 years of experience in the garment industry. He was an awardee of the "Young Industrialist Award of Hong Kong" in 1991 and was conferred an honorary doctorate degree by the China Textile University in 1993 and an honorary fellow by The Professional Validation Council of Hong Kong Industries in 2002. Dr. Yeung is a Member of the National Committee of the Chinese People's Political Consultative Conference, the Vice-president of China Association of Enterprises with Foreign Investment and a Vice-chairman of The Chinese General Chamber of Commerce. Dr. Yeung is also an advisory professor of the East China University and the Tianjin Polytechnic University and a visiting professor of the Xi'an Polytechnic University in the Mainland China. Dr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Mr. YEUNG Chun Fan, aged 53, is the Vice-chairman and General Manager of the Group which he joined in 1975. He has over 30 years of experience in the garment industry. Mr. Yeung is an Honorary Fellow Member of the Hong Kong Institution of Textile and Apparel, the President of The Federation of Hong Kong Garment Manufacturers, an advisory professor of the Nanjiang University, the East China University and the Qingdao University, a part-time professor of the Northeastern University and Business School of Jilin University. Mr. Yeung is a Member of the Standing Committee of the Hebei Committee of The Political Consultative Conference and a Vice-president of the China National Garment Association. Mr. Yeung is responsible for the Group's overall business operations. He is a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Ho. Mr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Mr. YEUNG Chun Ho, aged 61, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Yeung has over 30 years of experience in the garment industry. He is responsible for the Group's weaving and dyeing operations as well as the woven apparel manufacturing operations in the Philippines and Bangladesh. Mr. Yeung is a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan.

Mr. PAU Sze Kee, Jackson, aged 54, joined the Group in 1987 and is a Deputy General Manager of the Group. Mr. Pau graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. Before joining the Group, he had worked in several financial institutions and a listed trading company in the United Kingdom for more than 10 years. He is responsible for the Group's retail operations in Australia and the administrative and financial matters of the Group's production operations in the Philippines and Bangladesh.

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Executive Directors *(continued)*

Mr. HUI Chung Shing, Herman, JP, aged 55, is responsible for the strategic planning and legal matters of the Group. Mr. Hui graduated from the University of Hong Kong with a bachelor's degree in Laws. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and has also been admitted as a solicitor of the Supreme Court of England and Wales and as a solicitor and barrister of the Supreme Court of Victoria, Australia. Before joining the Group in 1995, Mr. Hui was the Group's external legal advisor.

Ms. CHEUNG Wai Yee, aged 54, joined the Group in 1975 and is responsible for the Group's woven apparel manufacturing and export sales operations as well as assisting in the development of retail business in the Mainland China. Ms. Cheung is the wife of Mr. Yeung Chun Fan.

Mr. CHAN Wing Kan, Archie, aged 59, has been the Group's business consultant for 26 years. Mr. Chan graduated from the University of New South Wales, Australia with a bachelor's degree in Commerce. He is a Member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia. Mr. Chan has extensive experience in corporate investment and management.

Mr. TEO Heng Kee, Peter, aged 40, joined the Group in 2005 and is responsible for the business development of the Group. Mr. Teo is a graduate of the Indiana University (Bloomington) USA, with a bachelor's of science degree. Before joining the Group, Mr. Teo held various senior retailing positions in the USA, Singapore and Hong Kong.

Independent Non-Executive Directors

Mr. WONG Man Kong, Peter, BBS, JP, aged 57, has been an Independent Non-executive Director of the Company since August 1996. Mr. Wong is a graduate of the University of California at Berkeley in USA with a bachelor of science degree in Mechanical Engineering (Naval Architecture) and was an awardee of the "Young Industrialist Award of Hong Kong" in 1988. Mr. Wong is the Chairman of M.K. Corporation Ltd., a Director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co. Limited, Chinney Investments, Limited, Sino Hotels (Holdings) Limited and the Chairman of North West Development Ltd. He is a Deputy of the 10th National People's Congress of the PRC, an Executive Vice Chairman of Hong Kong Pei Hua Education Association, a Vice Chairman of Chamber of Tourism, All-China Federation of Industry & Commerce and a Director of Ji Nan University. He holds title of Honorary Professor in Lanzhou University and The Central University for Nationalities.

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Independent Non-Executive Directors *(continued)*

Mr. LAU Hon Chuen, GBS, JP, alias Ambrose LAU, aged 58, has been an Independent Non-executive Director of the Company since March 1997. Mr. Lau obtained a bachelor's degree in Laws from the University of London. He is a solicitor and a China-Appointed Attesting Officer. He is also a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference, a Member of the Commission on Strategic Development, Hong Kong SAR and a Director of the Hong Kong Mortgage Corporation Limited.

Mr. CHUNG Shui Ming, Timpson, GBS, JP, aged 54, has been an Independent Non-executive Director of the Company since September 2004. Mr. Chung holds a Master of Business Administration Degree and is a Fellow Member of the Hong Kong Institute of Certified Public Accountants and Association of Chartered Certified Accountants. Currently he is an Independent Non-executive Director of Hantec Investment Holdings Limited, Tai Shing International (Holdings) Limited, China Netcom Group Corporation (Hong Kong) Limited, Miramar Hotel and Investment Company, Limited and Nine Dragons Paper (Holdings) Limited. He is also a Member of National Committee of the 10th Chinese People's Political Consultative Conference, the Deputy Chairman of the Council of the City University of Hong Kong and a Member of the Hong Kong Housing Authority and Chairman of its Finance Sub-Committee.

Non-Executive Director

Mr. LAM Lee G., aged 46, has been a Non-executive Director of the Company since September 2004. He is the President & Chief Executive Officer and Vice Chairman of Chia Tai Enterprises International Limited. He is also a Director of True Corporation Public Company Limited, and an Independent Non-executive Director of Rowsley Ltd., Hutchison Harbour Ring Limited, Capital Strategic Investment Limited, Mingyuan Medicare Development Company Limited, Vongroup Limited, Far East Technology International Limited, and Finet Group Limited.

Senior Management

Mr. CHOW Hing Ping, aged 57, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Chow is responsible for the administration and financial matters of the production and retail operations of the Group in Hong Kong and the Mainland China.

Mr. FUNG Hing Keng, aged 56, joined the Group in 1978 and is a Deputy General Manager of the Group. Mr. Fung has over 35 years of experience in the garment industry. He is responsible for the woven apparel manufacturing operations in the Mainland China and assists in the development of the retail operations in the same area.

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Senior Management *(continued)*
Mr. LEE Fung Tai, aged 58, joined the Group in 1983 and is the head of the knitwear division responsible for production. Mr. Lee has over 35 years of experience in the garment industry. He is a substantial shareholder of the companies under the knitwear division.

Mr. LI Fung Lok, aged 56, joined the Group in 1983 and is the head of the knitwear division responsible for administration and export sales. Mr. Li has over 35 years of experience in the garment industry. Mr. Li is a substantial shareholder of the companies under the knitwear division.

Ms. CHEUNG Man Yee, Carmen, aged 55, joined the Group in 1982 and is responsible for the Group's product development and marketing operations. Ms. Cheung graduated from the University of Hawaii in USA with a bachelor's degree in Arts. Prior to joining the Group, she was the manager of the sales and purchase department in one of the largest department stores in USA. Ms. Cheung is the sister of Ms. Cheung Wai Yee.

Mr. David Joseph BOTTA, aged 46, is the Chief Executive Officer of the Group's retail operations in Australia. Mr. Botta holds a bachelor degree of business studies from the University of Technology in Sydney, Australia. Before joining the Group in 2001, Mr. Botta worked in various retailing and wholesale jobs in Australia and Europe.

Mr. LAI Man Sum, alias Sam LAI, aged 44, joined the Group in 1991 and is the Chief Accountant of the Group. Mr. Lai graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. He is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and a Member of the Hong Kong Institute of Certified Public Accountants. Before joining the Group, Mr. Lai worked for an international accounting firm and a garment company for many years.

Mr. MUI Sau Keung, alias Isaac MUI, aged 43, joined the Group in 1993. He was appointed as the Company Secretary with effect from December 2005. Mr. Mui graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. He is a member of the Hong Kong Institute of Certified Public Accountants. Before joining the Group, Mr. Mui worked in various companies in Hong Kong responsible for finance, personnel and administrative jobs.

REPORT OF THE DIRECTORS

SUBSTANTIAL SHAREHOLDERS

As at 3` December 2005, the register kept by the Company under Section 336 of the SFO showed that the following shareholders (other than directors of the Company) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Capacity	No. of shares held Long Position	No. of shares held Short Position	Total	Percentage of issued Share Capital (%)
Glorious Sun Holdings (BVI) Limited	Beneficial owner	389,528,000	6,600,000	396,128,000	37.749
Advancetex Holdings (BVI) Limited	Beneficial owner	233,540,000	-	233,540,000	22.255
Cheah Cheng Hye	(i) Beneficial owner	500,000	-	61,815,000	5.891
	(ii) Interest of child under 18 or spouse	240,000	-		
	(iii) Interest of a controlled corporation	61,075,000[1]	-		
Value Partners Limited	Investment manager	61,775,000	-	61,775,000	5.887
Commonwealth Bank of Australia	Interest of controlled corporations	53,291,000	-	53,291,000[2]	5.078

Notes:

(1) Mr. Cheah Cheng Hye was deemed to be interested in these shares held by Value Partners Limited, a company controlled by Mr. Cheah Cheng Hye.

(2) 53,291,000 shares were held by various wholly-owned subsidiaries of Commonwealth Bank of Australia.

Save as disclosed above, no other parties (other than directors of the Company) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or were recorded in the register kept by the Company under Section 336 of the SFO as having an interest or a short position in the shares or underlying shares of the Company as at 31 December 2005.

REPORT OF THE DIRECTORS

CONNECTED TRANSACTIONS

During the year, the Group had the following connected and continuing connected transactions. The Company has complied with the disclosure requirement in accordance with Chapter 14A of the Listing Rules.

	Notes	**2005**	2004
		HK$'000	*HK$'000*
Rental expenses paid to:	*(i)*		
Golden Sunshine Enterprises Limited		**3,839**	3,980
Houtex Investments Limited		**1,216**	1,177
G. S. (Yeungs) Limited		**759**	708
Gantin Limited		**281**	276
Harbour Guide Limited		**2,204**	2,195
Gloryear Management Limited		**678**	681
		8,977	9,017
Management fees paid to:	*(iii)*		
Golden Sunshine Enterprises Limited		**975**	1,019
G. S. Property Management Limited		**276**	276
		1,251	1,295
Sales of garment to:	*(ii)*		
Jeanswest Corporation (New Zealand) Limited		**6,069**	7,707
Service fee income received from:	*(iii)*		
Jeanswest Corporation (New Zealand) Limited		**7,988**	7,775

Notes:

(i) The rental expenses were charged with reference to the prevailing open market rentals.

(ii) The sales of garments were made according to terms and conditions comparable to those offered to the major customers of the Group.

(iii) Management service fees were charged according to the management services agreement signed between the parties having regard to the cost of services provided.

REPORT OF THE DIRECTORS

CONNECTED TRANSACTIONS *(CONTINUED)*

All of the above companies are controlled by Dr. Charles Yeung, SBS, JP, and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The independent non-executive directors of the Company have reviewed and confirmed that all the above transactions with the related companies are in the ordinary and usual course of the Group's business, and that in their opinion, they are on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and in accordance with the terms of the agreements governing the transactions.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

PURCHASE, REDEMPTION OR SALE OF THE COMPANY'S LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

EMOLUMENT POLICY

The remuneration committee reviews the emolument policy and structure for all remuneration of the directors and senior management of the Group, having regard to the Group's operating results, individual performance and comparable market statistics.

The Company has adopted a new share option scheme, details of the scheme are set out in note 32 to the financial statements.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the Code Provisions as set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules. Details are set out in the Corporate Governance Report on page 21 to 27.

REPORT OF THE DIRECTORS

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong
20 April 2006

REPORT OF THE AUDITORS

13 December 2004

ERNST & YOUNG
安永會計師事務所

To the members
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 43 to 138 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong

20 April 2006

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
REVENUE	5	**3,802,398**	3,583,751
Cost of sales		**(2,176,579)**	(2,032,440)
GROSS PROFIT		**1,625,819**	1,551,311
Other income and gains	5	**132,132**	115,999
Selling and distribution costs		**(880,153)**	(763,654)
Administrative expenses		**(475,901)**	(475,306)
Other operating expenses		**(66,544)**	(79,295)
Finance costs	7	**(9,481)**	(7,944)
Share of profits and losses of:			
Jointly-controlled entities		**431**	1,794
Associates		**44,628**	20,034
PROFIT BEFORE TAX	6	**370,931**	362,939
Tax	10	**(79,446)**	(90,196)
PROFIT FOR THE YEAR		**291,485**	272,743
Attributable to:			
Equity holders of the Company	11	**242,809**	219,193
Minority interests		**48,676**	53,550
		291,485	272,743
DIVIDENDS	12	**250,017**	132,077
		HK Cents	*HK Cents*
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	13		
Basic - For profit for the year		**23.80**	21.91
Diluted - For profit for the year		**23.35**	21.59

CONSOLIDATED BALANCE SHEET

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	14	**622,163**	497,356
Investment property	15	**2,500**	1,900
Prepaid land lease payments	16	**17,209**	17,618
Interests in jointly-controlled entities	18	**21,861**	28,336
Interests in associates	19	**213,813**	157,911
Deferred tax assets	30	**14,525**	11,887
Total non-current assets		**892,071**	715,008
CURRENT ASSETS			
Inventories	20	**560,535**	563,206
Trade and bills receivables	21	**431,650**	276,877
Prepayments, deposits and other receivables		**179,103**	185,074
Due from related companies	22	**1,072**	14,977
Equity investments at fair value through profit or loss	23	**59,525**	-
Pledged deposits	24	**21,784**	21,784
Cash and cash equivalents	24	**1,266,197**	1,251,865
Total current assets		**2,519,866**	2,313,783
CURRENT LIABILITIES			
Trade and bills payables	25	**481,649**	382,689
Other payables and accruals		**623,655**	659,151
Interest-bearing bank and other borrowings	27	**251,187**	126,040
Tax payable		**226,803**	206,026
Total current liabilities		**1,583,294**	1,373,906
NET CURRENT ASSETS		**936,572**	939,877
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,828,643**	1,654,885
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings	27	**6,004**	25,061
Long term loans from minority shareholders	29	**9,400**	9,400
Deferred tax liabilities	30	**411**	1,057
Total non-current liabilities		**15,815**	35,518
Net assets		**1,812,828**	1,619,367

CONSOLIDATED BALANCE SHEET *(CONTINUED)*

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	31	**104,938**	100,058
Reserves	33	**1,338,880**	1,265,134
Proposed dividends	12	**219,320**	105,061
		1,663,138	1,470,253
Minority interests	33	**149,690**	149,114
Total equity		**1,812,828**	1,619,367

Charles Yeung, JP
Director

Yeung Chun Fan
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

	Notes	**2005** **HK$'000**	2004 HK$'000 (Restated)
Total equity attributable to the equity holders of the Company at 1 January			
As previous reported		**1,473,060**	1,343,000
Prior year adjustment	33	**(2,807)**	(601)
As restated		**1,470,253**	1,342,399
Net surplus on revaluation of buildings (as restated)	33	**4,960**	3,024
Exchange differences on translation of the financial statements of foreign entities	33	**(14,147)**	7,697
Net gains/(losses) not recognised in the consolidated income statement		**(9,187)**	10,721
Net profit from ordinary activities attributable to equity holders of the Company (as restated)	33	**242,809**	219,193
Issue of new shares	31	**4,880**	-
Premium on issue of new shares, net	33	**90,141**	-
Dividends paid	12	**(135,758)**	(102,060)
		202,072	117,133
Total equity attributable to the equity holders of the Company at 31 December		**1,663,138**	1,470,253

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**370,931**	362,939
Adjustments for:			
Finance costs	7	**9,481**	7,944
Share of profits and losses of jointly-controlled entities and associates		**(45,059)**	(21,828)
Interest income	5	**(30,294)**	(14,451)
Depreciation	6	**123,865**	111,639
Recognition of prepaid land lease payments	6	**409**	409
Amortisation of permanent quota	6	**-**	2,085
Impairment/(reversal of impairment) of items of property, plant and equipment	6	**(105)**	1,094
Write-down/(write-back) of inventories to net realisable value	6	**16,368**	(17,758)
Loss on disposal/write-off of items of property, plant and equipment	6	**25,204**	7,113
Gain on disposal of permanent quota	6	**-**	(42)
Loss on disposal of an associate	6	**-**	714
Fair value gains, net:			
Equity investments at fair value through profit or loss		**(7,050)**	-
Net revaluation deficit/(surplus) on buildings	6	**(213)**	2,685
Impairment of interest in associates	6	**11,106**	-
Change in fair value of an investment property	6	**(600)**	(250)
Effect of foreign exchange rate changes, net		**(1,044)**	4,236
Operating profit before working capital changes		**472,999**	446,529
Decrease/(increase) in amounts due from jointly-controlled entities		**(1,496)**	1,051
Increase/(decrease) in amounts due to jointly-controlled entities		**6,111**	(4,376)
Decrease/(increase) in amounts due from associates		**(300)**	2,802
Decrease in amounts due to associates		**(1,946)**	(7,213)
Increase in inventories		**(13,697)**	(33,829)
Decrease/(increase) in trade and bills receivables		**(50,687)**	124,257
Decrease/(increase) in prepayments, deposits and other receivables		**6,170**	(24,755)
Increase in equity investments at fair value through profit or loss		**(52,475)**	-
Decrease/(increase) in amounts due from related companies		**13,905**	(13,398)
Increase/(decrease) in trade and bills payables		**98,960**	(25,572)
Increase/(decrease) in other payables and accruals		**(35,496)**	87,249
Cash generated from operations		**442,048**	552,745

CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Cash generated from operations		**442,048**	552,745
Interest received	5	**30,294**	14,451
Interest paid	7	**(9,307)**	(7,819)
Interest element on finance lease rental payments	7	**(174)**	(125)
Dividend received from jointly-controlled entities		**2,092**	1,694
Dividend received from associates		**33,859**	13,623
Hong Kong profits tax paid		**(28,580)**	(13,353)
Overseas taxes paid		**(32,824)**	(12,224)
Net cash inflow from operating activities		**437,408**	548,992
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		**(280,962)**	(123,520)
Additions to permanent quota		**-**	(920)
Proceeds from disposal of items of property, plant and equipment		**2,349**	2,720
Proceeds from disposal of permanent quota		**-**	42
Investments in associates		**-**	(1,275)
Disposal of an associate		**-**	600
Advance of a loan to associates		**(50,447)**	(43,032)
Increase in non-pledged time deposits with original maturity of more than three months when acquired		**(11,989)**	-
Decrease in pledged deposits		**-**	15,433
Net cash outflow from investing activities		**(341,049)**	(149,952)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares	31	**95,039**	-
Share issue expenses	31	**(18)**	-
New bank loans		**3,014**	39,210
Repayment of bank loans		**(44,041)**	(93,045)
Capital element of finance lease rental payments		**(1,689)**	(1,938)
Capital contributed by a minority shareholder		**-**	496
Dividends paid		**(135,758)**	(102,060)
Dividends paid to minority shareholders		**(49,887)**	(89,821)
Increase/(decrease) in trust receipt loans		**48,515**	(26,029)
Net cash outflow from financing activities		**(84,825)**	(273,187)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**11,534**	125,853

CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**11,534**	125,853
Cash and cash equivalents at 1 January		**1,239,238**	1,111,431
Effect of foreign exchange rate changes, net		**(7,694)**	1,954
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		**1,243,078**	1,239,238
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	*24*	**497,650**	523,313
Non-pledged time deposits with original maturity of less than three months when acquired		**756,558**	728,552
Bank overdrafts	*27*	**(11,130)**	(12,627)
		1,243,078	1,239,238

BALANCE SHEET

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS			
Interest in a subsidiary	17	**649,136**	770,899
CURRENT ASSETS			
Other receivables		**1,252**	453
Cash and cash equivalents	24	**692,992**	597,031
Total current assets		**694,244**	597,484
CURRENT LIABILITIES			
Other payables and accruals		**151**	140
NET CURRENT ASSETS		**694,093**	597,344
Net assets		**1,343,229**	1,368,243
EQUITY			
Issued capital	31	**104,938**	100,058
Reserves	33	**1,018,971**	1,163,124
Proposed dividends	12	**219,320**	105,061
Total equity		**1,343,229**	1,368,243

Charles Yeung, JP
Director

Yeung Chun Fan
Director

NOTES TO FINANCIAL STATEMENTS

31 December 2005

1. CORPORATE INFORMATION

Glorious Sun Enterprises Limited is a limited liability company incorporated in Bermuda. The head office and principal place of business of Glorious Sun Enterprises Limited is located at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group was engaged in the retailing, export and production of casual wear.

2.1. BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment property, certain buildings, derivative financial instruments and equity investments, which have been measured at fair value. These financial statements are presented in Hong Kong dollars and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 21	Income Taxes-Recovery of Revalued Non-depreciable Assets
HK-Int 4	Leases-Determination of the Length of Lease Term in respect of Hong Kong Land Leases

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

The adoption of HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 23, 27, 28, 31, 33, 36, 37 and 38, HK(SIC)-Int 21 and HK-Int 4 has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

HKAS 1 has affected the presentation of minority interests on the face of the consolidated balance sheet, consolidated income statement, consolidated summary statement of changes in equity and other disclosures. In addition, in prior periods, the Group's share of tax attributable to jointly-controlled entities and associates was presented as a component of the Group's total tax charge in the consolidated income statement. Upon the adoption of HKAS 1, the Group's share of the post-acquisition results of jointly-controlled entities and associates is presented net of the Group's share of tax attributable to jointly-controlled entities and associates.

HKAS 21 had no material impact on the Group. As permitted by the transitional provisions of HKAS 21, goodwill arising in a business combination prior to 1 January 2005 and fair value adjustments arising on that acquisition are deemed to be in the currency of the Company. In respect of acquisitions subsequent to 1 January 2005, any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of the assets and liabilities are treated as assets and liabilities of the foreign operation and are translated at the closing rate in accordance with HKAS 21.

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosures.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

The impact of adopting the other HKFRSs is summarised as follows:

(a) HKAS 17 – Leases

In prior years, leasehold land and buildings held for own use were stated at valuation less accumulated depreciation and any impairment losses.

Upon the adoption of HKAS 17, the Group's leasehold interest in land and buildings is separated into leasehold land and buildings. The Group's leasehold land is classified as an operating lease, because the title of the land is not expected to pass to the Group by the end of the lease term, and is reclassified from property, plant and equipment to prepaid land lease payments, while buildings continue to be classified as part of property, plant and equipment. Prepaid land lease payments for land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

The effect of the above changes are summarised in note 2.4 to the financial statements.

(b) HKAS 32 and HKAS 39 – Financial Instruments

Discounted bills with recourse

In prior years, the Group accounted for bills discounted with recourse as a contingent liability. Upon the adoption of HKAS 39, bills discounted with recourse are no longer derecognised since the derecognition criteria for financial assets are not met. Accordingly, the related bank advances received as consideration for the bills discounted are recognised as a liability prospectively on or after 1 January 2005. The effects of the above changes are summarised in note 2.4 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(c) HKAS 40 - Investment Property

In prior years, changes in the fair values of investment properties were dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on a portfolio basis, the excess of the deficit was charged to the income statement. Any subsequent revaluation surplus was credited to the income statement to the extent of the deficit previously charged.

Upon the adoption of HKAS 40, gains or losses arising from changes in the fair values of the investment properties are included in the income statement in the year in which they arise.

As the Group's investment property had revaluation deficit in aggregate, which were previously charged to the income statement. The adoption of HKAS 40 has had no effect on the consolidated income statement and retained profits.

(d) HKFRS 2 - Share-based Payment

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(d) HKFRS 2 - Share-based Payment *(continued)*

The Group has adopted the transitional provision of HKFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees on or before 7 November 2002; and (ii) options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

As the Group did not have any employees share options which were granted during the period from 7 November 2002 to 31 December 2004 but had not yet vested as at 1 January 2005, the adoption of HKFRS 2 has had no impact on the retained profits as at 31 December 2003 and at 31 December 2004 nor has it had an impact on the current year's income statement.

(e) HKFRS 3 - Business Combinations

In prior years, goodwill and negative goodwill arising on acquisitions prior to 1 January 2001 were eliminated against the consolidated retained profits in the year of acquisition and were not recognised in the income statement until disposal or impairment of the acquired business.

The transitional provisions of HKFRS 3 have required goodwill previously eliminated against the consolidated retained profits remained eliminated against the consolidated retained profits.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.3. IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1& 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Special Market – Waste Electrical and Electronic Equipment

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.3. IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial statements. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to HKAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with HKAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortization recognised in accordance with HKAS 18.

The HKAS 19 Amendment, HKAS 39 Amendment regarding cash flow hedge accounting of forecast intragroup transactions, HKFRSs 1 and 6 Amendments, HKFRS 6, HK(IFRIC)-Int 5 and HK(IFRIC)-Int 6 do not apply to the activities of the Group. HK(IFRIC)-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.4. SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

(a) Effect on the consolidated balance sheet

	Effect of adopting		
	HKAS 17# Prepaid land lease payments HK$'000	HKAS 39* Bills discounted with recourse HK$'000	Total HK$'000
Effect of new policies (increase/(decrease))			
At 1 January 2005			
Assets			
Property, plant and equipment	(21,610)	-	(21,610)
Prepaid land lease payments	17,618	-	17,618
Prepayments, deposits and other receivables	409	-	409
Trade and bills receivables	-	104,086	104,086
			100,503
Liabilities/equity			
Interest-bearing bank and other borrowings	-	104,086	104,086
Retained profits	(1,163)	-	(1,163)
Asset revaluation reserve	(1,643)	-	(1,643)
Exchange fluctuation reserve	(1)	-	(1)
Minority interests	(776)	-	(776)
			100,503
At 31 December 2005			
Assets			
Property, plant and equipment	(17,618)	-	(17,618)
Prepaid land lease payments	17,209	-	17,209
Prepayments, deposits and other receivables	409	-	409
Trade and bills receivables	-	83,115	83,115
			83,115
Liabilities/equity			
Interest-bearing bank and other borrowings	-	83,115	83,115
			83,115

* *Adjustments taken effect prospectively from 1 January 2005*
# *Adjustments/presentation taken effect retrospectively*

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.4. SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(b) Effect on the balances of equity at 1 January 2004 and at 1 January 2005

	Total
	HK$'000
Effect of new policy – HKAS 17 Prepaid land lease payments	
1 January 2004	
Asset revaluation reserve	(319)
Exchange fluctuation reserve	(1)
Retained profits	(281)
Minority interests	328
	(273)
1 January 2005	
Asset revaluation reserve	(1,643)
Exchange fluctuation reserve	(1)
Retained profits	(1,163)
Minority interests	(776)
	(3,583)

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.4. SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(c) Effect on the consolidated income statement for the years ended 31 December 2005 and 2004

Effect of new policies	Effect of adopting: HKAS 1 Share of post-tax profits and losses of jointly-controlled entities and associates *HK$'000*	Effect of adopting: HKAS 17 Prepaid land lease payments *HK$'000*	Total *HK$'000*
Year ended 31 December 2005			
Decrease in share of profits and losses of jointly-controlled entities	(519)	-	(519)
Decrease in share of profits and losses of associates	(15,051)	-	(15,051)
Decrease in tax	15,570	-	15,570
Increase in recognition of prepaid land lease payments	-	(409)	(409)
Decrease in depreciation	-	181	181
Total decrease in profit	-	(228)	(228)
Decrease in basic earnings per share - HK cents	-	(0.02)	(0.02)
Decrease in diluted earnings per share - HK cents	-	(0.02)	(0.02)
Year ended 31 December 2004			
Decrease in share of profits and losses of jointly-controlled entities	(963)	-	(963)
Decrease in share of profits and losses of associates	(16,806)	-	(16,806)
Decrease in tax	17,769	-	17,769
Increase in revaluation deficit on leasehold buildings	-	(1,390)	(1,390)
Increase in recognition of prepaid land lease payments	-	(409)	(409)
Foreign exchange difference, net	-	(1)	(1)
Decrease in depreciation	-	181	181
Decrease in minority interests	-	737	737
Total decrease in profit	-	(882)	(882)
Decrease in basic earnings per share - HK cents	-	(0.09)	(0.09)
Decrease in diluted earnings per share - HK cents	-	(0.09)	(0.09)

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

(a) a subsidiary, if the Group, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its broad of directors, if the Group has unilateral control, directly or indirectly, over the joint venture company;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill arising from the acquisition of associate, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interest in associates.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill previously eliminated against the consolidated reserves

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated retained profits in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated retained profits and is not recognised in profit or loss when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued assets.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of impairment loss is accounted for in accordance with the relevant accounting policy for that revalued assets.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Related parties

A party is considered to be related to the Group if:

(a) the party, directly, or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Freehold land	Not depreciated
Buildings	1.67%-5% or over the terms of the leases, whichever is shorter
Leasehold improvements	20%-25% or over the terms of the leases, whichever is shorter
Plant and machinery	10%-25%
Furniture, fixtures and office equipment	10%-33%
Motor vehicles	20%-30%

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Property, plant and equipment and depreciation *(continued)*

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents buildings and office premises under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction incurred during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Investments and other financial assets (applicable to the year ended 31 December 2005)

Financial assets in the scope of HKAS 39 are classified as either financial assets at fair value through profit or loss, or loans and receivables, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investments and other financial assets (applicable to the year ended 31 December 2005) *(continued)*

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets (applicable to the year ended 31 December 2005)

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Impairment of financial assets (applicable to the year ended 31 December 2005) *(continued)*

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Derecognition of financial assets (applicable to the year ended 31 December 2005)

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gain and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities (applicable to the year ended 31 December 2005)

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Derivative financial instruments and hedging (applicable to the year ended 31 December 2005)

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risk associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out and weighted average basis and, in the case of work in progress and finished goods comprises direct materials direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Income tax *(continued)*

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with interest in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with interest in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Income tax *(continued)*

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) commission income, when the services have been rendered;

(c) income from the temporary transfer of permanent quota, upon execution of a legally binding, unconditional and irrevocable transfer to a third party;

(d) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial assets;

(e) rental income, on a time proportion basis over the lease terms; and

(f) dividend income, when the shareholders' right to receive payment has been established.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Employee benefits

Share-based payment transactions (applicable to options granted to employees on or before 7 November 2002)

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operation. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The Group has adopted the transitional provisions of HKFRS 2 under which the new measurement policies have not been applied to option granted to employees on or before 7 November 2002.

The financial impact of share options granted to employees on or before 7 November 2002 under the share incentive plan is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or the balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Employee benefits *(continued)*

Retirement benefits schemes (continued)

Prior to the MPF Scheme becoming effective, the Group operated two defined contribution retirement benefits schemes for its employees, the assets of which are held separately from those of the Group in independently administered funds. Under one of the schemes, contributions payable by the employers and employees were suspended in January 1994, but the administrator continues to manage and invest the assets of the scheme and to make payments to employees in accordance with the rules of the scheme. Under the other scheme, contributions are made based on a percentage of the eligible employees' salaries and are charged to the income statement as they become payable in accordance with the rules of the scheme. When an employee leaves the scheme prior to his/her interest in the Group employer contribution vesting fully, the ongoing contributions payable by the Group may be reduced the relevant amount of forfeited contribution. This scheme is still operating after 1 December 2000.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with rules of the central pension scheme.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Dividends

Final and special dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's bye-laws grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to profit or loss with the exception of difference on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in profit or loss. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Foreign currencies *(continued)*

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments-Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as investment property.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(CONTINUED)*

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimation of realisability of deferred tax assets

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and estimate whether sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilised. The estimation requires the Group to make an estimate of the expected future taxable profit from the related taxable entities. The carrying amount of deferred tax assets at 31 December 2005 was HK$14,525,000 (2004: HK$11,887,000). More details are given in note 30.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) retail operations segment engages in the retailing of casual wear;

(b) export operations segment manufactures and exports apparel; and

(c) the "others" segment comprises, principally, the trading of fabric and other businesses.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

4. SEGMENT INFORMATION *(CONTINUED)*

There were no inter-segment sales and transfers during the year (2004: Nil).

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments, for the years ended 31 December 2005 and 2004

Group

	Retail operations		Export operations		Others		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000* (Restated)
Segment revenue:								
Sales to external customers	**2,492,489**	2,277,659	**1,148,110**	1,144,528	**161,799**	161,564	**3,802,398**	3,583,751
Other income and gains	**30,636**	33,785	**46,189**	51,383	**9,104**	14,170	**85,929**	99,338
Total	**2,523,125**	2,311,444	**1,194,299**	1,195,911	**170,903**	175,734	**3,888,327**	3,683,089
Segment results	**221,730**	218,945	**86,264**	100,501	**6,657**	33,503	**314,651**	352,949
Interest income and unallocated revenue							**46,203**	16,661
Unallocated expenses							**(25,501)**	(20,555)
Finance costs							**(9,481)**	(7,944)
Share of profits and losses of:								
Jointly-controlled entities	**-**	-	**(338)**	709	**769**	1,085	**431**	1,794
Associates	**-**	(12,119)	**44,628**	32,153	**-**	-	**44,628**	20,034
Profit before tax							**370,931**	362,939
Tax							**(79,446)**	(90,196)
Profit for the year							**291,485**	272,743

NOTES TO FINANCIAL STATEMENTS

31 December 2005

4. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments *(continued)*

Group

	Retail operations		Export operations		Others		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000* (Restated)
Assets and liabilities:								
Segment assets	**717,032**	678,041	**782,249**	670,919	**182,204**	194,066	**1,681,485**	1,543,026
Interests in jointly-controlled entities	**-**	-	**3,745**	11,173	**18,116**	17,163	**21,861**	28,336
Interests in associates	**84,292**	44,029	**129,521**	113,882	**-**	-	**213,813**	157,911
Unallocated assets							**1,494,778**	1,299,518
Total assets							**3,411,937**	3,028,791
Segment liabilities	**531,014**	455,258	**433,402**	374,862	**124,095**	213,451	**1,088,511**	1,043,571
Unallocated liabilities							**510,598**	365,853
Total liabilities							**1,599,109**	1,409,424
Other segment information:								
Depreciation, recognition and amortisation	**66,033**	55,334	**47,875**	51,604	**10,366**	7,195	**124,274**	114,133
Net impairment/(reversal of impairment) losses recognised in the income statement	**416**	-	**(521)**	1,094	**-**	-	**(105)**	1,094
Net deficit/(surplus) on revaluation recognised in the income statement	**-**	-	**72**	1,135	**(285)**	1,550	**(213)**	2,685
Change in fair value of investment property	**-**	-	**-**	-	**(600)**	(250)	**(600)**	(250)
Other non-cash expenses/(income)	**39,325**	5,593	**12,004**	(18,891)	**(8,683)**	3,325	**42,646**	(9,973)
Capital expenditure	**114,970**	84,430	**37,475**	26,386	**128,517**	13,624	**280,962**	124,440
Net surplus on revaluation recognised directly in equity	**-**	-	**(917)**	(2,978)	**(4,043)**	(46)	**(4,960)**	(3,024)

NOTES TO FINANCIAL STATEMENTS

31 December 2005

4. SEGMENT INFORMATION *(CONTINUED)*

(b) Geographical segments

The following tables present revenue, certain asset and expenditure information for the Group's geographical segments for the year ended 31 December 2005 and 2004.

Group

	Mainland China 2005 HK$'000	Hong Kong 2005 HK$'000	United States of America ("USA") 2005 HK$'000	Australia and New Zealand 2005 HK$'000	Canada 2005 HK$'000	Others 2005 HK$'000	Con-solidated 2005 HK$'000
Segment revenue:							
Sales to external customers	1,781,836	118,004	934,090	785,207	80,793	102,468	3,802,398
Other segment information:							
Segment assets	992,000	84,282	226,363	179,038	11,472	188,330	1,681,485
Capital expenditure	213,183	2,821	-	44,670	-	20,288	280,962

NOTES TO FINANCIAL STATEMENTS

31 December 2005

4. SEGMENT INFORMATION *(CONTINUED)*

(b) Geographical segments *(continued)*

Group

	Mainland China 2004 HK$'000	Hong Kong 2004 HK$'000	United States of America ("USA") 2004 HK$'000	Australia and New Zealand 2004 HK$'000	Canada 2004 HK$'000	Others 2004 HK$'000	Consolidated 2004 HK$'000 (Restated)
Segment revenue:							
Sales to external customers	1,510,634	135,643	953,691	806,926	83,646	93,211	3,583,751
Other segment information:							
Segment assets	972,631	55,099	127,862	205,069	9,829	172,536	1,543,026
Capital expenditure	80,755	1,854	-	38,759	-	3,072	124,440

NOTES TO FINANCIAL STATEMENTS

31 December 2005

5. REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold, after allowances for returns and trade discounts, but excludes intra-group transactions, and revenue from the temporary transfer of permanent quota.

An analysis of revenue, other income and gains is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Revenue		
Retailing of casual wear	**2,492,489**	2,277,659
Export of apparel	**1,148,110**	1,144,528
Trading of fabric and other businesses	**161,799**	161,564
	3,802,398	3,583,751
Other income		
Bank interest income	**30,294**	14,451
Services and sub-contracting fee income	**19,524**	32,961
Other sales income	**1,402**	4,406
Commission and management fee income	**5,886**	14,165
Decoration and renovation income	**5,353**	1,828
Gross rental income	**204**	204
Others	**34,163**	27,522
	96,826	95,537
Gains		
Foreign exchange differences, net	**10,573**	17,508
Fair value gains, net:		
Equity investments at fair value through profit or loss	**13,853**	-
Derivative instruments - transactions not qualifying as hedges	**8,370**	-
Others	**2,510**	2,954
	35,306	20,462
	132,132	115,999

NOTES TO FINANCIAL STATEMENTS

31 December 2005

6. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

		Group	
	Notes	**2005** **HK$'000**	2004 *HK$'000* (Restated)
Cost of inventories sold*		**2,176,579**	2,032,440
Depreciation	14	**123,865**	111,639
Recognition of prepaid land lease payments	16	**409**	409
Amortisation of permanent quota**		**-**	2,085
Minimum lease payments under operating leases:			
Land and buildings		**403,021**	321,830
Plant and machinery		**198**	592
		403,219	322,422
Auditors' remuneration		**6,312**	4,886
Employee benefits expenses (including directors' remuneration, note 8):			
Wages and salaries		**657,877**	624,933
Pension scheme contributions		**16,652**	16,443
Less: Forfeited contributions		**(112)**	(399)
Net pension scheme contributions***		**16,540**	16,044
		674,417	640,977
Impairment/(reversal of impairment) of items of property, plant and equipment	14	**(105)**	1,094
Loss on disposal/write-off of items of property, plant and equipment		**25,204**	7,113
Net revaluation deficit/(surplus) on buildings	14	**(213)**	2,685
Change in fair value of an investment property	15	**(600)**	(250)
Gain on disposal of permanent quota		**-**	(42)
Loss on disposal of an associate		**-**	714
Write-down/(write-back) of inventories to net realisable value*		**16,368**	(17,758)
Impairment of interest in associates#		**11,106**	-
Gross rental income from an investment property		**(204)**	(204)
Direct operating expenses (including repairs and maintenance) arising on rental-earning of an investment property		**10**	9

NOTES TO FINANCIAL STATEMENTS

31 December 2005

6. PROFIT BEFORE TAX *(CONTINUED)*

* *The cost of inventories sold and the cost of sales include the write-down of inventories to net realisable value of HK$16,368,000 (2004: write-back of inventories to net realisable value of HK$17,758,000).*

** *In prior year, the amortisation of permanent quota was included in "Cost of sales" on the face of the consolidated income statement.*

*** *As at 31 December 2005, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2004: Nil).*

\# *The impairment of interests in associates are included in "Other operating expenses" on the face of the consolidated income statement.*

7. FINANCE COSTS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**9,307**	7,819
Interest on finance leases	**174**	125
	9,481	7,944

NOTES TO FINANCIAL STATEMENTS

31 December 2005

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Fees	**400**	250
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**6,729**	6,246
Discretionary bonuses	**11,295**	7,412
Pension scheme contributions	**271**	261
	18,295	13,919
	18,695	14,169

(a) Independent non-executive directors

The fees paid and payable to independent non-executive directors during the year were as follows:

	2005	2004
	HK$'000	*HK$'000*
Mr. Wong Man Kong, Peter, BBS, JP	**100**	100
Mr. Lau Hon Chuen, Ambrose, GBS, JP	**100**	100
Mr. Chung Shui Ming, Timpson, GBS, JP	**100**	25
	300	225

There were no other emoluments payable to the independent non-executive directors during the year (2004: Nil).

NOTES TO FINANCIAL STATEMENTS

31 December 2005

8. DIRECTORS' REMUNERATION *(CONTINUED)*

(b) Executive directors and a non-executive director

	Fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Pension scheme contributions	Total remuneration
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
2005					
Executive directors:					
Dr. Charles Yeung, SBS, JP	-	60	3,290	3	3,353
Mr. Yeung Chun Fan	-	1,731	3,544	46	5,321
Mr. Yeung Chun Ho	-	1,051	294	53	1,398
Mr. Pau Sze Kee, Jackson	-	1,694	2,785	72	4,551
Mr. Hui Chung Shing, Herman, JP	-	1,200	455	60	1,715
Ms. Cheung Wai Yee	-	660	927	33	1,620
Mr. Chan Wing Kan, Archie	-	333	-	4	337
Mr. Teo Heng Kee, Peter	-	-	-	-	-
	-	6,729	11,295	271	18,295
Non-executive director:					
Dr. Lam Lee G.	100	-	-	-	100
	100	6,729	11,295	271	18,395
2004					
Executive directors:					
Dr. Charles Yeung, SBS, JP	-	60	10	3	73
Mr. Yeung Chun Fan	-	1,716	3,390	46	5,152
Mr. Yeung Chun Ho	-	1,021	260	51	1,332
Mr. Pau Sze Kee, Jackson	-	1,631	2,495	70	4,196
Mr. Hui Chung Shing, Herman, JP	-	1,200	447	60	1,707
Ms. Cheung Wai Yee	-	618	810	31	1,459
	-	6,246	7,412	261	13,919
Non-executive director:					
Dr. Lam Lee G.	25	-	-	-	25
	25	6,246	7,412	261	13,944

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2004: two) directors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining three (2004: three) non-director, highest paid employees for the year are as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	**5,531**	5,003
Discretionary bonuses	**9,503**	3,239
Pension scheme contributions	**522**	132
	15,556	8,374

The number of non-director, highest paid employees whose remuneration fell within the following bands is as set out below:

	Number of employees	
	2005	2004
HK$2,000,001-HK$2,500,000	**-**	1
HK$2,500,001-HK$3,000,000	**-**	1
HK$3,000,001-HK$3,500,000	**-**	1
HK$3,500,001-HK$4,000,000	**1**	-
HK$4,500,001-HK$5,000,000	**1**	-
HK$7,000,001-HK$7,500,000	**1**	-
	3	3

NOTES TO FINANCIAL STATEMENTS

31 December 2005

10. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2005	2004
	HK$'000	*HK$'000*
		(Restated)
Group:		
Current - Hong Kong		
Charge for the year	**21,131**	23,568
Under/(Over) provision in prior years	**1,690**	(237)
Current - Elsewhere	**60,729**	79,445
Deferred *(note 30)*	**(4,104)**	(12,580)
Total tax charge for the year	**79,446**	90,196

NOTES TO FINANCIAL STATEMENTS

31 December 2005

10. TAX *(CONTINUED)*

A reconciliation of the tax expense applicable to profit before tax, using the statutory rate for the country in which the Company and the majority of its subsidiaries, jointly-controlled entities and associates are domiciled to the tax expense at the Group's effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

	Group			
	2005		**2004**	
	HK$'000	**%**	*HK$'000*	%
Profit before tax	**370,931**		362,939	
Tax at the statutory tax rate	**64,912**	**17.5**	63,514	17.5
Higher tax rates of other countries	**41,433**	**11.1**	46,241	12.8
Adjustments in respect of current tax of previous periods	**1,690**	**0.4**	(237)	(0.1)
Profit and losses attributable to jointly-controlled entities and associates	**(7,885)**	**(2.1)**	(2,889)	(0.8)
Income not subject to tax	**(20,507)**	**(5.5)**	(9,164)	(2.5)
Expenses not deductible for tax	**3,192**	**0.9**	4,935	1.4
Tax losses utilised from previous periods	**(3,686)**	**(1.0)**	(16,698)	(4.6)
Tax losses not recognised	**5,378**	**1.4**	5,419	1.5
Other	**(5,081)**	**(1.3)**	(925)	(0.3)
Tax charge at the Group's effective rate	**79,446**	**21.4**	90,196	24.9

Under the People's Republic of China (the "PRC") income tax law, companies with operations in the PRC are subject to corporate income tax ("CIT") at a rate of 33% on the taxable income.

Sino-foreign equity joint ventures are subject to the State CIT rate of 30% and the local CIT rate at 3%. They are entitled to full exemption from such tax for the first two/three years and 50% reduction in the next three/four years, commencing from the first profitable year.

The tax rate applicable to subsidiaries established and operating in Australia is 30%. Provision for Australian income tax has been made on the estimated assessable profits arising in Australia for the year.

The share of tax attributable to jointly-controlled entities and associates amounting to HK$519,000 (2004: HK$963,000) and HK$15,051,000 (2004: HK$16,806,000), respectively, is included in "Share of profits and losses of associates and jointly - controlled entities" on the face of the consolidated income statement.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company for the year ended 31 December 2005 dealt with in the financial statements of the Company was HK$15,723,000 (2004: HK$184,641,000) (note 33).

12. DIVIDENDS

	2005	2004
	HK$'000	*HK$'000*
Interim – HK2.90 cents (2004: HK2.70 cents) per ordinary share (note 33)	**30,432**	27,016
Underaccrual of 2004 final dividends (note 33)	**265**	-
	30,697	27,016
Proposed final – HK10.90 cents (2004: HK10.50 cents) per ordinary share (note 33)	**114,382**	105,061
Proposed special – HK10.00 cents (2004: Nil) per ordinary share (note 33)	**104,938**	-
	219,320	105,061
	250,017	132,077

The proposed final and special dividends for the year are subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

13. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the net profit for the year attributable to equity holders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amounts is based on the net profit for the year attributable to equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

13. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY *(CONTINUED)*

The calculations of basic and diluted earning per share are based on:

	2005	2004
	HK$'000	*HK$'000*
		(Restated)
Earnings		
Net profit attributable to equity holders of the Company, used in the basic and diluted earnings per share calculations	**242,809**	219,193

	Number of shares	
	2005	2004
	'000	*'000*
Shares		
Weighted average number of ordinary shares in issue during the year used in basic earnings per share calculation	**1,020,029**	1,000,584
Effect of dilution - Weighted average number of ordinary shares:		
Share options	**19,660**	14,550
	1,039,689	1,015,134

NOTES TO FINANCIAL STATEMENTS

31 December 2005

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings HK$'000 (Restated)	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000 (Restated)
31 December 2005							
At 31 December 2004 and at 1 January 2005							
Cost or valuation	101,261	237,521	431,835	286,802	46,381	5,346	1,109,146
Accumulated depreciation and impairment	-	(142,780)	(250,615)	(187,525)	(30,870)	-	(611,790)
Net carrying amount	101,261	94,741	181,220	99,277	15,511	5,346	497,356
At 1 January 2005, net of accumulated depreciation and impairment	101,261	94,741	181,220	99,277	15,511	5,346	497,356
Additions	68,685	69,349	25,091	53,045	4,421	60,967	281,558
Disposals/write-off	(391)	(21,808)	(1,216)	(3,069)	(1,069)	-	(27,553)
Surplus on revaluation	6,101	-	-	-	-	-	6,101
Depreciation provided during the year	(4,005)	(34,314)	(43,333)	(37,900)	(4,313)	-	(123,865)
Reversal of impairment/(impairment)	-	162	31	(29)	(59)	-	105
Exchange realignment	(4,504)	(436)	(2,663)	(3,558)	(378)	-	(11,539)
At 31 December 2005, net of accumulated depreciation and impairment	167,147	107,694	159,130	107,766	14,113	66,313	622,163
At 31 December 2005:							
Cost or valuation	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767
Accumulated depreciation and impairment	-	(151,761)	(285,368)	(188,138)	(33,337)	-	(658,604)
Net carrying amount	167,147	107,694	159,130	107,766	14,113	66,313	622,163
Analysis of cost or valuation:							
At cost	-	259,455	444,498	295,904	47,450	66,313	1,113,620
At valuation	167,147	-	-	-	-	-	167,147
	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767

NOTES TO FINANCIAL STATEMENTS

31 December 2005

14. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

Group

	Buildings HK$'000 (Restated)	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000 (Restated)
31 December 2004							
At 31 December 2003 and at 1 January 2004							
Cost or valuation	105,297	252,388	415,880	262,119	45,768	108	1,081,560
Accumulated depreciation and impairment	(5,330)	(165,433)	(218,302)	(169,468)	(30,895)	-	(589,428)
Net carrying amount	99,967	86,955	197,578	92,651	14,873	108	492,132
At 1 January 2004, net of accumulated depreciation and impairment	99,967	86,955	197,578	92,651	14,873	108	492,132
Additions	94	40,053	31,244	39,029	5,632	7,865	123,917
Disposals/write off	(1,346)	(1,867)	(2,682)	(3,352)	(586)	-	(9,833)
Transfers	2,142	485	-	-	-	(2,627)	-
Surplus on revaluation	2,063	-	-	-	-	-	2,063
Depreciation provided during the year	(3,682)	(30,984)	(41,093)	(31,094)	(4,786)	-	(111,639)
Reversal of impairment/(impairment)	2,027	100	(3,922)	445	256	-	(1,094)
Exchange realignment	(4)	(1)	95	1,598	122	-	1,810
At 31 December 2004, net of accumulated depreciation and impairment	101,261	94,741	181,220	99,277	15,511	5,346	497,356
At 31 December 2004:							
Cost or valuation	101,261	237,521	431,835	286,802	46,381	5,346	1,109,146
Accumulated depreciation and impairment	-	(142,780)	(250,615)	(187,525)	(30,870)	-	(611,790)
Net carrying amount	101,261	94,741	181,220	99,277	15,511	5,346	497,356
Analysis of cost or valuation:							
At cost	-	237,521	431,835	286,802	46,381	5,346	1,007,885
At valuation	101,261	-	-	-	-	-	101,261
	101,261	237,521	431,835	286,802	46,381	5,346	1,109,146

NOTES TO FINANCIAL STATEMENTS

31 December 2005

14. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

The net book value of the Group's fixed assets held under finance leases at 31 December 2005, amounted to HK$2,771,000 (2004: HK$3,250,000).

The Group's buildings were revalued individually at balance sheet date by DTZ Debenham Tie Leung Limited, S.F. Ahmed & Co and PT Saptasentra Jasa Pradana, independent professionally qualified valuers, at an aggregate open market value of HK$167,147,000 based on their existing use. Net revaluation surplus of HK$213,000 and revaluation surplus, net of minority interests of HK$4,960,000 resulting from the above valuations, have been credited to the income statement and asset revaluation reserve, respectively.

Had these buildings been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately HK$144,144,000.

The Group's buildings at valuation included above are held under the following lease terms:

	Hong Kong	**Elsewhere**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
Freehold	-	8,465	8,465
Long term leases	-	77,732	77,732
Medium term leases	3,000	77,950	80,950
	3,000	164,147	167,147

At 31 December 2005, certain of the Group's buildings with a net book value of HK$52,885,000 (2004: HK$2,400,000) and plant and machinery with a net book value of HK$4,722,000 (2004: HK$8,034,000), were pledged to secure banking facilities granted to the Group (note 27).

NOTES TO FINANCIAL STATEMENTS

31 December 2005

15. INVESTMENT PROPERTY

	Group	
	2005	2004
	HK$'000	*HK$'000*
Carrying amount at 1 January	**1,900**	1,650
Net profit from a fair value adjustment	**600**	250
Carrying amount at 31 December	**2,500**	1,900

The Group's investment property is situated in Hong Kong and is held under a medium term lease.

The Group's investment property was revalued on 31 December 2005 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, at HK$2,500,000 on an open market, existing use basis. The investment property is leased to third parties under operating leases, further summary details of which are included in note 36(a) to the financial statements. The particulars of the Group's investment property are as follows:

Location	**Use**	**Tenure**	**Percentage of attributable interest of the Group**
Workshop Nos.1, 2, 3 and 5 10th Floor, International Trade Centre No. 11 Sha Tsui Road Tsuen Wan New Territories, Hong Kong	Industrial	Medium term lease	60

NOTES TO FINANCIAL STATEMENTS

31 December 2005

16. PREPAID LAND LEASE PAYMENTS

	Group	
	2005	2004
	HK$'000	*HK$'000* (Restated)
Carrying amount at 1 January		
As previously reported	**-**	-
Effect of adopting HKAS 17 *(note 2.2(a))*	**18,027**	18,437
As restated	**18,027**	18,437
Recognised during the year	**(409)**	(409)
Exchange realignment	**-**	(1)
Carrying amount at 31 December	**17,618**	18,027
Current portion included in prepayments, deposits and other receivables	**(409)**	(409)
Non-current portion	**17,209**	17,618

The leasehold land is held under a medium lease and is situated in Mainland China.

17. INTEREST IN A SUBSIDIARY

	Company	
	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at cost	**377,717**	377,717
Due from a subsidiary	**316,419**	438,182
	694,136	815,899
Impairment	**(45,000)**	(45,000)
	649,136	770,899

The amount due from a subsidiary is unsecured, interest-free and has no fixed terms of repayment. The carrying amount of this amount due from a subsidiary approximate to its fair value.

Particulars of the principal subsidiaries are set out in note 40 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets	**45,005**	46,865
Due from jointly-controlled entities	**1,804**	308
Due to jointly-controlled entities	**(16,806)**	(10,695)
	30,003	36,478
Impairment	**(8,142)**	(8,142)
	21,861	28,336

The balances with jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of the amounts due from/to jointly-controlled entities approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(CONTINUED)*

Particulars of the principal jointly-controlled entities are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group*		Principal activities
			2005	2004	
湖北長進制衣有限公司	Corporate	Mainland China	**30**	30	Manufacturing of apparel
湖北長旭制衣有限公司	Corporate	Mainland China	**30**	30	Manufacturing of apparel
Nanjing Jiangda Clothes Co., Ltd.	Corporate	Mainland China	**45**	45	Manufacturing of apparel
Mingshi Dyeing Factory Co., Ltd.	Corporate	Mainland China	**40**	40	Provision of dyeing services
Hubei Xian Garment Mfg. Co., Ltd.	Corporate	Mainland China	**15.1**	15.1	Manufacturing of apparel

All jointly-controlled entities are held indirectly through subsidiaries.

All the above jointly-controlled entities are not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

* *The percentages of voting power and profit sharing are the same as the percentage of equity attributable to the Group.*

The above table lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(CONTINUED)*

The following table illustrates the summarised financial information of the Group's jointly-controlled entities:

	2005	2004
	HK$'000	*HK$'000*
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	**62,701**	64,164
Non-current assets	**24,494**	26,536
Current liabilities	**(50,332)**	(51,977)
Net assets	**36,863**	38,723
Share of the jointly-controlled entities' results:		
Turnover	**174,467**	222,226
Other revenue	**428**	328
Total revenue	**174,895**	222,554
Total expenses	**(173,945)**	(219,797)
Tax	**(519)**	(963)
Profit after tax	**431**	1,794

NOTES TO FINANCIAL STATEMENTS

31 December 2005

19. INTERESTS IN ASSOCIATES

	Group	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets	**117,652**	103,337
Goodwill on acquisition	**8,282**	8,282
Due from associates	**1,470**	1,170
Due to associates	**(7,682)**	(9,628)
Loan to associates	**113,479**	63,032
	233,201	166,193
Impairment	**(19,388)**	(8,282)
	213,813	157,911

The balances with associates and loans to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from/to associates and loans approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

19. INTERESTS IN ASSOCIATES *(CONTINUED)*

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation or registration and operations	Percentage of equity attributable to the Group 2005	2004	Principal activities
Glorious Sun Fashion Garment Mfg. Co. (Phil.) Inc.	Corporate	Philippines	**49.5**	49.5	Manufacturing of apparel
Rays Apparel (H.K.) Limited	Corporate	Hong Kong	**35**	35	Provision of agency services
Rays Apparel, Inc.	Corporate	USA	**35**	35	Import and distribution of apparel
R"G Garments Manufacturing (HK) Limited	Corporate	Hong Kong	**50**	50	Manufacturing of apparel
G.S - i.t Limited	Corporate	Hong Kong	**50**	50	Investment holding
Quiksilver Glorious Sun JV Limited	Corporate	Hong Kong	**50**	50	Retail of apparel

All associates are held indirectly through subsidiaries.

All the above associates are not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

19. INTERESTS IN ASSOCIATES *(CONTINUED)*

The Group has discontinued the recognition of its share of losses of G.S - i.t Limited and Quiksilver Glorious Sun JV Limited because the share of losses of these associates exceeded the Group's interests in these associates. The Group's unrecognised share of losses of these associates for the current year was HK$11,106,000.

The following table illustrates the summarised financial information of the Group's associates extracted from their management accounts and financial statements:

	2005	2004
	HK$'000	*HK$'000*
Assets	**875,666**	809,182
Liabilities	**(640,320)**	(602,482)
Revenues	**1,184,830**	1,106,277
Profits	**89,256**	40,038

20. INVENTORIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
Raw materials	**101,628**	95,765
Work in progress	**112,629**	115,262
Finished goods	**346,278**	352,179
	560,535	563,206

At 31 December 2005, the carrying amount of the Group's inventories was pledged as security for the Group's bank loans amounting to HK$86,017,000 (2004: HK$86,270,000), as further detailed in note 27 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

21. TRADE AND BILLS RECEIVABLES

The trade and bills receivables include trade receivables, net of provision for impairment, of HK$233,326,000 (2004: HK$148,958,000) and bills receivable of HK$198,324,000 (2004: HK$127,919,000). The bills receivable were aged less than four months at the balance sheet date for the year. An aged analysis of the trade receivables is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Less than 4 months	**219,060**	136,485
4 – 6 months	**13,496**	9,980
Over 6 months	**770**	2,493
	233,326	148,958

The Group allows an average credit period of 45 days to its trade customers. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise the credit risk. Overdue balances are reviewed regularly by senior management. In view of aforementioned and the fact that the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. Trade receivables are non-interest-bearing.

At 31 December 2005, the Group had discounted bills receivable of HK$83,115,000 to the banks with recourse (the "Discounted Bills"). The Discounted Bills were included in the above bills receivable because the derecognition criteria for the financial assets were not met. Accordingly, the advances from the relevant banks received by the Group as consideration for the Discounted Bills at the balance sheet date were recognised as liabilities and included in interest-bearing bank and other borrowings (note 27).

NOTES TO FINANCIAL STATEMENTS

31 December 2005

22. DUE FROM RELATED COMPANIES

Particulars of the amounts due from related companies disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance are as follows:

Group

Name	Balance at 31 December 2005 HK$'000	Maximum outstanding during the year HK$'000	Balance at 1 January 2005 HK$'000
Jeanswest Corporation (New Zealand) Limited	589	14,076	14,076
G.S. Property Management Limited	197	674	583
Golden Sunshine Enterprises Limited	151	156	124
Harbour Guide Limited	29	107	107
Gloryear Management Limited	106	117	87
	1,072		14,977

All of the above companies are controlled by Dr. Charles Yeung, SBS, JP, and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The amounts due from related companies are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from related companies approximate to their fair values.

23. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group 2005 HK$'000	2004 HK$'000
Hong Kong listed equity investment, at market value	**59,525**	-

The above equity investments at 31 December 2005 were classified as held for trading.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

24. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

		Group		Company	
		2005	2004	**2005**	2004
	Note	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Cash and bank balances		**497,650**	523,313	**315**	855
Time deposits		**790,331**	750,336	**692,677**	596,176
		1,287,981	1,273,649	**692,992**	597,031
Less: Pledged time deposits:					
Pledged for bank overdrafts and long term bank loans facilities	27	**(21,784)**	(21,784)	**-**	-
Cash and cash equivalents		**1,266,197**	1,251,865	**692,992**	597,031

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$347,717,000 (2004: HK$363,844,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at bank earns interest at floating rates based on daily bank deposits rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and each interest at the respective short term time deposit rates. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

25. TRADE AND BILLS PAYABLES

The trade and bills payables include trade payables of HK$405,466,000 (2004: HK$306,022,000). An aged analysis of the trade payables is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Less than 4 months	**391,685**	293,051
4 - 6 months	**10,597**	4,590
Over 6 months	**3,184**	8,381
	405,466	306,022

The trade payables are non-interest-bearing and are normally settled on 90-day terms.

26. DERIVATIVE FINANCIAL INSTRUMENTS

During the year, the Group has entered into various forward currency contracts to manage its exchange rate exposures which did not meet the criteria for hedge accounting. Changes in the fair value of non-hedging currency derivatives amounting to HK$8,370,000 were credited to the income statement during the year.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

27. INTEREST-BEARING BANK AND OTHER BORROWINGS

	Effective interest rate (%)	Maturity	Group 2005 HK$'000	Group 2004 HK$'000
Current				
Finance lease payables *(note 28)*	5 - 13	2006	**1,381**	1,659
Bank overdrafts - unsecured	Prime - Prime+2.5	On demand	**7,388**	4,840
Bank overdrafts - secured	Prime - Prime+2.5	On demand	**3,742**	7,787
Bank loans - unsecured	HIBOR+0.875	2006	**24,272**	24,675
Bank loans - secured	HIBOR+0.5	2006	**56,169**	60,474
Advances from bank as consideration for the Discounted Bills *(note 21)*	HIBOR+0.75	2006	**83,115**	-
Trust receipt loans - secured	HIBOR+0.75	2006	**75,120**	26,605
			251,187	126,040
Non-current				
Finance lease payables *(note 28)*	5 - 13	2007 - 2009	**1,088**	2,044
Bank loans - secured	HIBOR+0.5	2007 - 2008	**4,916**	23,017
			6,004	25,061
			257,191	151,101

NOTES TO FINANCIAL STATEMENTS

31 December 2005

27. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

	Group	
	2005	2004
	HK$'000	*HK$'000*
Analysed into:		
Bank loans, trust receipt loans and overdrafts repayable:		
Within one year or on demand	**249,806**	124,381
In the second year	**4,878**	11,600
In the third to fifth years, inclusive	**38**	11,417
	254,722	147,398
Other borrowings repayable:		
Within one year or on demand	**1,381**	1,659
In the second year	**671**	1,152
In the third to fifth years, inclusive	**417**	892
	2,469	3,703
	257,191	151,101

Notes:

(a) Certain of the Group's bank overdrafts, trust receipt loans and bank loans are secured by:

(i) mortgages over certain of the Group's buildings which had an aggregate net carrying amount at the balance sheet date of HK$52,885,000 (2004: HK$2,400,000);

(ii) mortgages over certain of the Group's plant and machinery which had an aggregate carrying value at the balance sheet date of HK$4,722,000 (2004: HK$8,034,000);

(iii) certain bank deposits at the balance sheet date of HK$21,784,000 (2004: HK$21,784,000); and

(iv) charges over certain of the Group's inventories with an aggregate carrying amount at the balance sheet date of HK$86,017,000 (2004: HK$86,270,000).

NOTES TO FINANCIAL STATEMENTS

31 December 2005

27. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

Notes: (continued)

(b) Except for a bank loan of HK$2,900,000, which is denominated in Japanese Yen, all interest-bearing bank and other borrowings are denominated in the functional currency of the entity to which they related.

Other interest rate information:

	Group			
	2005		2004	
	Fixed rate	**Floating rate**	Fixed rate	Floating rate
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
Finance lease payables	**2,469**	**-**	3,703	-
Bank overdrafts - unsecured	**-**	**7,388**	-	4,840
Bank overdrafts - secured	**-**	**3,742**	-	7,787
Bank loans - unsecured	**-**	**24,272**	-	24,675
Bank loans - secured	**-**	**61,085**	-	83,491
Advances from bank as consideration for the Discounted Bills	**-**	**83,115**	-	-
Trust receipt loans - secured	**-**	**75,120**	-	26,605

NOTES TO FINANCIAL STATEMENTS

31 December 2005

28. FINANCE LEASE PAYABLES

The Group leases certain of its plant and machinery and motor vehicles for its manufacturing process and business purposes. These leases are classified as finance leases and have remaining lease terms ranging from three to five years.

At 31 December 2005, the total future minimum lease payments under finance leases and their present values were as follows:

Group	**Minimum lease payments**		**Present value of minimum lease payments**	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Amounts payable:				
Within one year	**1,542**	1,882	**1,381**	1,659
In the second year	**756**	1,297	**671**	1,152
In the third to fifth years, inclusive	**473**	952	**417**	892
Total minimum finance lease payments	**2,771**	4,131	**2,469**	3,703
Future finance charges	**(302)**	(428)		
Total net finance lease payables	**2,469**	3,703		
Portion classified as current liabilities *(note 27)*	**(1,381)**	(1,659)		
Non-current portion *(note 27)*	**1,088**	2,044		

29. LONG TERM LOANS FROM MINORITY SHAREHOLDERS

The long term loans from minority shareholders are unsecured, interest-free and are repayable beyond one year. The carrying amounts of long term loans from minority shareholders approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

30. DEFERRED TAX

The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets

Group

	Losses available for offset against future taxable profit	
	2005	2004
	HK$'000	*HK$'000*
At 1 January 2005	**11,887**	-
Deferred tax credited to the income statement during the year *(note 10)*	**3,484**	11,887
Exchange differences	**(846)**	-
Gross deferred tax assets at 31 December 2005	**14,525**	11,887

Deferred tax liabilities

Group

	Accelerated tax depreciation	
	2005	2004
	HK$'000	*HK$'000*
At 1 January 2005	**1,057**	1,750
Deferred tax credited to the income statement during the year *(note 10)*	**(620)**	(693)
Exchange differences	**(26)**	-
Gross deferred tax liabilities at 31 December 2005	**411**	1,057
Net deferred tax assets at 31 December 2005	**14,114**	10,830

NOTES TO FINANCIAL STATEMENTS

31 December 2005

30. DEFERRED TAX *(CONTINUED)*

The Group has tax losses arising in Hong Kong that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets of HK$5,384,000 (2004: HK$10,132,000) have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

31. SHARE CAPITAL

Shares

	Number of ordinary shares		Company	
	2005	2004	**2005**	2004
	'000	*'000*	***HK$'000***	*HK$'000*
Authorised:				
Ordinary shares of HK$0.10 each	**6,000,000**	6,000,000	**600,000**	600,000
Issued and fully paid:				
Ordinary shares of HK$0.10 each	**1,049,376**	1,000,584	**104,938**	100,058

During the year, the subscription rights attaching to 40,434,000, 5,708,000 and 2,650,000 share options were exercised at the subscription price of HK$1.800, HK$2.564 and HK$2.876 per share, respectively (note 32), resulting in the issue of 48,792,000 shares of HK$0.10 each for a total cash consideration, before expenses, of HK$95,039,000.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

31. SHARE CAPITAL *(CONTINUED)*

A summary of the transactions during the year with reference to the above movements in the Company's issued ordinary share capital is as follows:

	Number of shares in issue '000	Issued share capital HK$'000	Share premium account HK$'000	Total HK$'000
At 31 December 2004 and at 1 January 2005	1,000,584	100,058	268,668	368,726
Share options exercised	48,792	4,880	90,159	95,039
	1,049,376	104,938	358,827	463,765
Share issued expenses	-	-	(18)	(18)
At 31 December 2005	1,049,376	104,938	358,809	463,747

Share options

Details of the Company's share option scheme are included in note 32 to the financial statements below.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

32. SHARE OPTION SCHEME

On 1 September 2005, the shareholders of the Company approved the termination (to the effect that the Company can no longer grant any further options) of the share option scheme adopted by the Company on 2 September 1996 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"). All options granted and outstanding prior to the termination of the Old Scheme will remain in full force and effect.

(a) Old Scheme

The Old Scheme was adopted by the Company on 2 September 1996. The purpose of the Old Scheme is to provide incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Old Scheme include the executive directors and other full-time employees of the Group.

Share options under the Old Scheme do not confer rights on the holders to dividends or to vote at shareholders' meetings.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

32. SHARE OPTION SCHEME *(CONTINUED)*

(a) Old Scheme *(continued)*

The following share options were outstanding under the Old Scheme during the year:

Name or category of participant	Number of shares subject to options: At 1 January 2005 '000	During the year: Exercised '000	During the year: Lapsed '000	During the year: Cancelled '000	At 31 December 2005 '000	Share options: Date of grant *	Share options: Subscription price** HK$	Share options: Exercised period	Price of Company's share***: Immediately before the exercise date HK$	Price of Company's share***: At exercise date of share options HK$
Directors										
Mr. Yeung Chun Fan	5,940	(5,940)	-	-	-	31/10/1997	1.800	31/10/1997 to 30/10/2007	3.418	3.424
Mr. Yeung Chun Ho	10,000	(10,000)	-	-	-	31/10/1997	1.800	31/10/1997 to 30/10/2007	3.418	3.424
Mr. Pau Sze Kee, Jackson	2,962	(2,962)	-	-	-	30/08/1997	2.564	16/09/1997 to 29/08/2007	3.418	3.424
	7,000	(7,000)	-	-	-	31/10/1997	1.800	31/10/1997 to 30/10/2007	3.418	3.424
Mr. Hui Chung Shing, Herman, JP	10,000	(10,000)	-	-	-	31/10/1997	1.800	31/10/1997 to 30/10/2007	3.418	3.424
Ms. Cheung Wai Yee	2,404	(2,404)	-	-	-	30/08/1997	2.564	16/09/1997 to 29/08/2007	3.418	3.424
	7,494	(7,494)	-	-	-	31/10/1997	1.800	31/10/1997 to 30/10/2007	3.418	3.424
	45,800	(45,800)	-	-	-					
Other employees in aggregate										
	10,450	(2,650)	-	-	7,800	16/06/1997	2.876	15/06/2000 to 14/06/2007	3.427	3.435
	13,188	(342)	(30)	-	12,816	30/08/1997	2.564	16/09/1997 to 29/08/2007	3.424	3.433
	6,656	-	-	-	6,656	31/10/1997	1.800	31/10/1997 to 30/10/2007	-	-
	30,294	(2,992)	(30)	-	27,272					
	76,094	(48,792)	(30)	-	27,272					

NOTES TO FINANCIAL STATEMENTS

31 December 2005

32. SHARE OPTION SCHEME *(CONTINUED)*

(a) Old Scheme *(continued)*

Notes to the reconciliation of share options under the Old Scheme outstanding during the year:

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed immediately before the exercise date of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised.

The 48,792,000 share options exercised during the year resulted in the issue of 48,792,000 ordinary shares of the Company and new share capital of HK$4,880,000 and share premium of HK$90,159,000 (before issue expenses), as further detailed in note 31 to the financial statements.

At the balance sheet date, the Company had 27,272,000 share options outstanding under the Old Scheme, which represented approximately 2.60% of the Company's shares in issue as at that date. The exercise in full of all outstanding share options would, under the present capital structure of the Company, result in the issue of 27,272,000 additional shares of HK$0.10 each and proceeds of approximately HK$67,274,000.

No theoretical value of share option is disclosed as no share options were granted during the year.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

32. SHARE OPTION SCHEME *(CONTINUED)*

(b) New Scheme

The New Scheme was adopted by the Company on 1 September 2005, unless otherwise terminated or amended, the New Scheme will remain in force for 10 years from the date of adoption.

The purpose of the New Share Option Scheme is to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

Pursuant to the New Scheme, the maximum number of shares in respect of which options may be granted must not in aggregate exceed 10% of the shares in issue at the date of approval of the New Scheme. The maximum number of shares issuable under share options to each eligible participant in the New Scheme in any 12-month period is limited to 1% of the ordinary shares of the Company in issue.

The subscription price of the share options is determinable by the board of directors, but shall not be less than whichever is the higher of (i) the closing price of the ordinary shares of the Company as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing prices of the ordinary shares of the Company as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of an ordinary share of the Company.

During the year, no share options were granted or exercised under the New Scheme. Therefore, no theoretical value of share option is disclosed.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

33. RESERVES

Group

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000	Minority interest HK$'000
At 1 January 2004									
As previously reported		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898	183,531
Prior year adjustment	2.4	-	-	(319)	(1)	-	(281)	(601)	328
As restated		268,668	115,551	13,780	(26,301)	5,566	790,033	1,167,297	183,859
Net surplus on revaluation (restated)		-	-	3,024	-	-	-	3,024	1,723
Exchange realignment on translation overseas subsidiaries, jointly-controlled entities and associates		-	-	-	7,697	-	-	7,697	(693)
Transfer from retained profits		-	-	-	-	78	(78)	-	-
Capital contributed by a minority shareholder		-	-	-	-	-	-	-	496
Dividends paid to minority shareholders		-	-	-	-	-	-	-	(89,821)
Share of non-distributable reserves of jointly-controlled entities		-	-	-	-	298	(298)	-	-
Revaluation reserve released on disposal		-	-	(603)	-	-	603	-	-
Net profit for the year (restated)		-	-	-	-	-	219,193	219,193	53,550
Interim 2004 dividend	12	-	-	-	-	-	(27,016)	(27,016)	-
Proposed final 2004 dividend	12	-	-	-	-	-	(105,061)	(105,061)	-
At 31 December 2004		268,668	115,551	16,201	(18,604)	5,942	877,376	1,265,134	149,114

NOTES TO FINANCIAL STATEMENTS

31 December 2005

33. RESERVES *(CONTINUED)*

Group

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000	Minority interest HK$'000
At 1 January 2005									
As previously reported		268,668	115,551	17,844	(18,603)	5,942	878,539	1,267,941	149,890
Prior year adjustment	2.4	-	-	(1,643)	(1)	-	(1,163)	(2,807)	(776)
As restated		268,668	115,551	16,201	(18,604)	5,942	877,376	1,265,134	149,114
Net surplus on revaluation	14	-	-	4,960	-	-	-	4,960	851
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		-	-	-	(14,147)	-	-	(14,147)	919
Transfer from retained profits		-	-	-	-	465	(465)	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	(49,887)
Revaluation reserve released on disposal		-	-	(17)	-	-	17	-	17
Net profit for the year		-	-	-	-	-	242,809	242,809	48,676
Issue of shares	31	90,159	-	-	-	-	-	90,159	-
Share issue expenses	31	(18)	-	-	-	-	-	(18)	-
Underaccrual of 2004 final dividend	12	-	-	-	-	-	(265)	(265)	-
Interim 2005 dividend	12	-	-	-	-	-	(30,432)	(30,432)	-
Proposed final 2005 dividend	12	-	-	-	-	-	(114,382)	(114,382)	-
Proposed special 2005 dividend	12	-	-	-	-	-	(104,938)	(104,938)	-
At 31 December 2005		358,809	115,551	21,144	(32,751)	6,407	869,720	1,338,880	149,690

NOTES TO FINANCIAL STATEMENTS

31 December 2005

33. RESERVES *(CONTINUED)*

As detailed in note 2.2 (e) to the financial statements, on the adoption of HKFRS 3, the Group applied the transitional provision of HKFRS 3 that permitted goodwill and negative goodwill in respect of acquisitions which occurred prior to the adoption of the HKFRS, to remain eliminated against or credited to the retained profits. The amounts of the goodwill and negative goodwill remaining in the retained profits as at 31 December 2005, arising from the acquisition of subsidiaries, jointly-controlled entities and associates prior to the adoption of HKFRS 3, were HK$2,429,000 (2004: HK$2,429,000) and HK$7,145,000 (2004: HK$8,971,000), respectively.

Notes: (i) Included in the exchange fluctuation reserve is an amount of HK$15,386,000 (2004: exchange gains of HK$34,411,000), representing the exchange gains arising on the translation of loans to overseas subsidiaries that are not repayable in the foreseeable future and, in the opinion of the directors, are part of the Company's net investments in the subsidiaries.

(ii) Pursuant to the relevant laws and regulations for Sino-foreign joint venture enterprises, a portion of the profits of the Group's subsidiaries and jointly-controlled entities in Mainland China has been transferred to reserve funds, which are restricted as to use.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

33. RESERVES *(CONTINUED)*

Company

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004		268,668	377,567	464,325	1,110,560
Net profit for the year	11	-	-	184,641	184,641
Interim 2004 dividend	12	-	-	(27,016)	(27,016)
Proposed final 2004 dividend	12	-	-	(105,061)	(105,061)
At 31 December 2004 and 1 January 2005		268,668	377,567	516,889	1,163,124
Issue of shares	31	90,159	-	-	90,159
Share issue expenses	31	(18)	-	-	(18)
Net profit for the year	11	-	-	15,723	15,723
Underaccrual of 2004 final dividend	12	-	-	(265)	(265)
Interim 2005 dividend	12	-	-	(30,432)	(30,432)
Proposed final 2005 dividend	12	-	-	(114,382)	(114,382)
Proposed special 2005 dividend	12	-	-	(104,938)	(104,938)
At 31 December 2005		358,809	377,567	282,595	1,018,971

The Group's contributed surplus represents the difference between the nominal value of the share capital issued by the Company and the aggregate of the share capital and the share premium of the subsidiaries acquired pursuant to the Group reorganisation prior to the listing of the Company's shares in 1996.

The Company's contributed surplus represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group reorganisation, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain circumstances.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transactions

During the year, the Group entered into finance lease arrangements in respect of property, plant and equipment with a total capital value at the inception of the leases of HK$596,000 (2004: HK$397,000).

35. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank guarantees provided for facilities granted to subsidiaries	**-**	-	**1,079,860**	913,570
Extent of the guaranteed facilities utilised by subsidiaries	**-**	-	**27,062**	42,592
Bills discounted with recourse	**-**	104,086	**-**	-

NOTES TO FINANCIAL STATEMENTS

31 December 2005

36. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment property (note 15 to the financial statements) under an operating lease arrangement, with the lease negotiated for a term of two years. The terms of the lease generally also require the tenants to pay security deposits.

At 31 December 2005, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within one year	**119**	204
In the second to fifth years, inclusive	**-**	119
	119	323

(b) As lessee

The Group leases certain of its plant and machinery, retail stores and office properties under operating lease arrangements, with leases negotiated for terms ranging from three to six years.

At 31 December 2005, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within one year	**291,311**	279,282
In the second to fifth years, inclusive	**554,700**	513,501
After five years	**174,446**	184,345
	1,020,457	977,128

NOTES TO FINANCIAL STATEMENTS

31 December 2005

37. COMMITMENTS

In addition to the operating lease commitments detailed in note 36(b) above, the Group had the following commitments at the balance sheet date:

(a) Capital commitments

	Group	
	2005	2004
	HK$'000	*HK$'000*
Contracted, but not provided for:		
Construction in progress	**27,284**	47,781
Capital contributions payable to associates	**-**	12,900
	27,284	60,681
Authorised, but not contracted for:		
Construction in progress	**35,774**	49,213
Capital contributions payable to associates	**12,900**	30,500
	48,674	79,713
	75,958	140,394

(b) Others

	Group	
	2005	2004
	HK$'000	*HK$'000*
Forward foreign exchange contracts	**-**	4,848

At the balance sheet date, the Company had no significant commitment.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

38. RELATED PARTY TRANSACTIONS

(a) In addition to the connected transactions disclosed in the report of the directors, which were also related party transactions, the Group had the following material transactions with related parties during the year:

		Group	
		2005	2004
	Notes	***HK$'000***	*HK$'000*
Purchases of raw materials from jointly-controlled entities	*(i)*	**172**	583
Processing charges paid to jointly-controlled entities	*(ii)*	**63,449**	112,789
Processing charges paid to an associate	*(ii)*	**33,045**	43,056
Management fee paid to an associate	*(iii)*	**5,968**	5,968
Sales of good to associates	*(iv)*	**293**	-

Notes:

(i) The directors consider that purchases of raw materials were made according to terms and conditions comparable to those offered to other customers of the jointly-controlled entities.

(ii) The processing charges were calculated at the costs incurred by the jointly-controlled entities and associates plus a mark-up agreed between the parties.

(iii) The management fee was based on direct costs incurred, plus mark-up agreed between the parties.

(iv) The sales to the associates were made according to the published prices and conditions offered to the major customers of the Group.

(b) Outstanding balances with related parties:

(i) As disclosed in the consolidated balance sheet, the Group had outstanding receivables from its related companies of HK$1,072,000 (2004: HK$14,977,000), as at the balance sheet date. The receivables are unsecured, interest-free and have no fixed terms of repayment.

(ii) Details of the Group's loans to and due from/to its associates as at the balance sheet date are included in note 19 to the financial statements, and details of the Group's amounts due from/to its jointly-controlled entities are included in note 18 to the financial statements.

(iii) Details of the Group's long term loans from its minority shareholders are included in note 29 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

38. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(c) Compensation of key management personnel of the Group:

	2005	2004
	HK$'000	*HK$'000*
Short term employee benefits	**37,088**	29,005
Post-employment benefit	**821**	606
Total compensation paid to key management personnel	**37,909**	29,611

Further details of directors' emoluments are included in note 8 to the financial statements.

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise bank loans, finance leases and cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been, throughout the year under review, the Group's policy that trading in financial instruments shall be undertaken to enhance the yield from idle fund. The Group's accounting policies in relation to derivatives are set out in note 2.5 to the financial statements.

The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

(a) Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates primarily to the Group's long term debts obligation with a floating interest rate.

As the Group's long-term debts obligation is not significant, the group does not anticipate significant impact under this type of risks. The Group's policy is to manage its interest cost under variable rate debts.

(b) Foreign currency risk

The Group manages its foreign currency risk with trading policies and close monitoring of adherence to such policies. The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units' functional currency.

The Group's functional currencies consist of Hong Kong dollars, RMB, and Australian dollars. As Hong Kong dollars are pegged to United States dollar, the Company does not anticipate significant movement in the exchange rates except those relating to Australian dollars. Approximately 20%. (2004: 22%) of the Group's sales are denominated in Australian dollars while almost 24% (2400: 28%) of the related costs are denominated in United States dollars. The Groups enters into forward contracts to hedge the foreign currency risk.

(c) Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents and certain derivative instruments, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

(d) Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and finance leases. The Group's policy is to match the maturity of borrowings with expected cash inflow from the relevant assets acquired to ensure proper funding.

(e) Fair values

As at 31 December 2005, the carrying amounts of the Group's financial assets and liabilities approximate to their fair values.

40. PARTICULARS OF PRINCIPAL SUBSIDIARIES

The table below lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group		Principal activities
			2005	2004	
Glorious Sun Enterprises (BVI) Limited*	British Virgin Islands/ Hong Kong	US$200	**100**	100	Investment holding
Jeanswest (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding

NOTES TO FINANCIAL STATEMENTS

31 December 2005

40. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2005	2004	Principal activities
Jeanswest International (L) Limited	Malaysia/ Hong Kong	US$1	**100**	100	Investment holding
Glorious Sun Licensing (L) Limited	Malaysia/ Hong Kong	US$1	**100**	100	Holding of trademarks
Jeanswest Investments (Australia) Pty. Ltd.	Australia	A$12,002,202	**100**	100	Investment holding
Jeanswest Wholesale Pty. Ltd.	Australia	A$2	**100**	100	Trading of apparel
Jeanswest Corporation Pty. Ltd.	Australia	A$11,000,000 Ordinary A$1,000,000 A class shares	**100**	100	Retail of apparel in Australia
Renher Pty. Ltd.	Australia	A$2,200 Ordinary	**100**	100	Provision of shop leasing services in Australia
Jeanswest International (H.K.) Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	**100**	100	Retail of apparel in Mainland China
Advancetex Investment Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	**100**	100	Retail of apparel in Mainland China

NOTES TO FINANCIAL STATEMENTS

31 December 2005

40. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2005	2004	Principal activities
Glorious Sun Industries (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding
The Glorious Sun Fashion Garment Manufactory (H.K.) Limited	Hong Kong	HK$2,600,000 Ordinary	**100**	100	Trading and manufacturing of apparel and provision of management services
Pacific Potential Trading Company Limited	Hong Kong	HK$200,000 Ordinary	**100**	100	Provision of agency services
Advancetex International Trading (HK) Company Limited	Hong Kong	HK$6,000,000 Ordinary	**100**	100	Trading and production of apparel
Parkent Industries Limited	Hong Kong	HK$600,000 Ordinary	**100**	100	Import and export of apparel
Gold Treasure Investment Limited	Hong Kong	HK$2 Ordinary	**100**	100	Provision of production management services
Advancetex Fashion Garment Mfy. (Hui Zhou) Limited**	Mainland China	US$8,128,000 paid up to US$6,128,000	**100**	100	Manufacturing of apparel
新東江服飾(惠州)有限公司**	Mainland China	US$4,923,000	**100**	100	Manufacturing and trading of apparel

NOTES TO FINANCIAL STATEMENTS

31 December 2005

40. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or *registration/* operations	Nominal value of issued ordinary share or *registered* capital	Percentage of equity *attributable* to the Group 2005	2004	Principal *activities*
Glorious Sunshine Textiles Company Limited	Hong Kong	HK$10,000,000 Ordinary	**100**	100	Import and distribution of textile products
Sparrow Apparels Limited#	Bangladesh	Tk10,000,000 Ordinary	**70**	70	Manufacturing of apparel
Gennon Industries Limited	Hong Kong	HK$10,000 Ordinary	**100**	100	Investment holding
大進貿易(惠州)有限公司**	Mainland China	HK$500,000	**100**	-	Trading of apparel
Chapman International Macao Commercial Offshore Limited	Macau	MOP100,000	**50.4**	50.4	Trading of apparel
Main Pui Investments Limited	Hong Kong	HK$1,460,000 Ordinary	**50.4**	50.4	Property holding and provision of management services
Recent Garments and Knitting Industries Ltd.#	Bangladesh	Tk100,000 Ordinary	**35.3##**	35.3	Manufacturing of apparel
Shamoli Garments Limited#	Bangladesh	Tk10,000,000 Ordinary	**35.3##**	35.3	Manufacturing of apparel
P.T. Crownfund Garment Factory #	Indonesia	US$1,000,000	**47.9##**	47.9	Manufacturing of apparel
Gennon (Cambodia) Garment Manufacturing Ltd.#	Cambodia	US$500,000 Ordinary	**50.4**	50.4	Manufacturing of apparel
惠州新安制衣有限公司***	Mainland China	HK$5,000,000	**48.4##**	48.4	Manufacturing of apparel

NOTES TO FINANCIAL STATEMENTS

31 December 2005

40. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2005	2004	Principal activities
Dongguan Ming Hoi Dyeing & Finishing Factory Co., Ltd.**	Mainland China	HK$147,660,000 paid up to HK$121,043,763	**50.4##**	50.4	Provision of dyeing and knitting services
Recent Sweaters Limited#	Bangladesh	Tk200,000 Ordinary	**35.3##**	35.3	Manufacturing of apparel
Rays The Glorious Investment (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding
Full Yuen Investments Limited	Hong Kong	HK$2 Ordinary	**100**	100	Investment holding
Shijiazhuang Changhong Building Decoration Engineering Co., Ltd.***	Mainland China	US$2,100,000	**65**	65	Provision of interior decoration and renovation services
Taizhou Famebish Apparel Co. Ltd. ***	Mainland China	US$100,000	**60**	60	Manufacturing of apparel

* *Directly held by the Company.*

** *Registered as wholly-foreign owned enterprises under the PRC law.*

*** *Registered as sino-foreign equity joint ventures under the PRC law.*

Not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

Subsidiaries of a non wholly-owned subsidiary of the Company and, accordingly, are accounted for as subsidiaries by virtue of the Company's control over them.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

41. POST BALANCE SHEET EVENT

On 7 April 2006, Jeanswest International (L) Limited, a wholly owned subsidiary of the Company entered into an acquisition agreement with Dr. Charles Yeung, SBS, JP, and Mr. Yeung Chun Fan, directors of the Company, for the acquisition of the entire equity interest of Goldpromise Limited and related shareholders' loans for a total consideration of US$10,180,000. The completion of the transaction is conditional, upon the Company obtaining independent shareholders' approvals required the Listing Rules on or before 26 May 2006 and there being no material adverse change to the business, financial condition or results of operations of Goldpromise Limited and its subsidiaries until completion. Details of the connected transaction have been included in an announcement of the Company dated 7 April 2006.

42. COMPARATIVE AMOUNTS

As further explained in notes 2.2 and 2.4 to the financial statements, due to the adoption of new and revised HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

42. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 20 April 2006.

FINANCIAL SUMMARY

A summary of the published results of the Group for the last five financial years/period, as extracted from the audited financial statements and reclassified as appropriate, is set out below. The amounts for each year in the financial summary have been adjusted for the effects of the retrospective changes in accounting policies, as detailed in note 2.2 to the financial statements.

	Year ended 31 December 2005 *HK$'000*	Year ended 31 December 2004 *HK$'000* (Restated)	Year ended 31 December 2003 *HK$'000* (Restated)	Period from 1 April 2002 to 31 December 2002 *HK$'000* (Restated)	Year ended 31 March 2002 *HK$'000* (Restated)
Revenue	**3,802,398**	3,583,751	3,310,309	2,436,567	2,924,850
Operating profit (after finance costs)	**325,872**	341,111	318,315	217,324	234,779
Share of profits and losses of jointly-controlled entities and associates	**45,059**	21,828	33,524	21,656	28,311
Profit before tax	**370,931**	362,939	351,839	238,980	263,090
Tax	**(79,446)**	(90,196)	(94,548)	(49,130)	(15,959)
Profit for the year/period	**291,485**	272,743	257,291	189,850	247,131
Attributable to:					
Equity holders of the Company	**242,809**	219,193	164,843	128,693	152,584
Minority interests	**48,676**	53,550	92,448	61,157	94,547
	291,485	272,743	257,291	189,850	247,131

FINANCIAL SUMMARY

A summary of the published assets, liabilities and minority interests of the Group for the last five financial years/period, as extracted from the audited financial statements and reclassified as appropriate, is set out below. The amounts for each year in the financial summary have been adjusted for the effects of the retrospective changes in accounting policies, as detailed in note 2.2 to the financial statements.

	31 December 2005	31 December 2004	31 December 2003	31 December 2002	31 March 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Restated)	(Restated)	(Restated)	(Restated)
Property, plant and equipment	**622,163**	497,356	492,132	466,968	450,614
Prepaid land lease payments	**17,209**	17,618	18,027	16,396	15,993
Investment property	**2,500**	1,900	1,650	1,650	1,850
Interests in jointly-controlled entities and associates	**235,674**	186,247	129,377	89,221	96,967
Permanent quota	**-**	-	1,165	1,540	2,217
Deferred tax assets	**14,525**	11,887	-	-	-
Current assets	**2,519,866**	2,313,783	2,232,687	1,998,395	1,794,695
TOTAL ASSETS	**3,411,937**	3,028,791	2,875,038	2,574,170	2,362,336
Current liabilities	**1,583,294**	1,373,906	1,283,908	1,092,865	914,912
Interest-bearing bank loans and other borrowings (non-current portion)	**6,004**	25,061	53,722	61,257	30,037
Long term loans from minority shareholders	**9,400**	9,400	9,400	9,400	9,400
Deferred tax liabilities	**411**	1,057	1,750	2,019	527
TOTAL LIABILITIES	**1,599,109**	1,409,424	1,348,780	1,165,541	954,876
NET ASSETS	**1,812,828**	1,619,367	1,526,258	1,408,629	1,407,460
MINORITY INTEREST	**149,690**	149,114	183,859	158,025	189,115



旭日企業有限公司

(於百慕達註冊成立之有限公司)

(股份代號：393)



業績報告 2005


JEANSWEST
眞維斯

核心業務

服裝的零售、貿易及製造

企業宏圖

零售業務

成為所處地區服裝零售市場的領導者

出口業務

成為服裝經營者的最佳供應商之一

企業使命

向顧客提供物超所值的產品及服務。務求令：

- 顧客滿意、
- 員工有機會發揮所長、
- 股東獲取合理回報、
- 合作伙伴同步成長，
  最終獲取社會效益。

目錄

集團資料

董事

執行董事
楊釗博士　銀紫荊星章　太平紳士*(董事長)*
楊勳先生*(副董事長)*
楊浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生

獨立非執行董事
王敏剛 銅紫荊星章　太平紳士
劉漢銓 金紫荊星章　太平紳士
鍾瑞明 金紫荊星章　太平紳士

非執行董事
林家禮博士

公司秘書

梅守強先生

授權代表

鮑仕基先生
許宗盛太平紳士

法律顧問

香港
孖士打律師行

百慕達
Conyers, Dill & Pearman

核數師

安永會計師事務所
執業會計師

股份過戶登記總處

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

美國存股證存托處

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor - West
New York, NY 10286
U.S.A.

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點

香港九龍觀塘
巧明街97號
旭日集團大廈

主要往來銀行

香港上海滙豐銀行有限公司
渣打銀行
中國銀行(香港)有限公司
恒生銀行有限公司
東方匯理銀行
花旗銀行

網址

http://www.glorisun.com

股份代號

393

股東週年大會通告

茲通告旭日企業有限公司(「本公司」)訂於二零零六年五月二十六日(星期五)下午二時三十分假座香港九龍尖沙咀廣東道23號海港城馬哥孛羅太子酒店三樓廈門廳舉行股東週年大會，藉以處理下列事項：

(1) 省覽及採納截至二零零五年十二月三十一日止年度之財務報表及董事局報告與核數師報告。

(2) 宣派截至二零零五年十二月三十一日止年度之末期股息。

(3) 宣派截至二零零五年十二月三十一日止年度之特別股息。

(4) 選舉董事並授權董事局釐定董事酬金。

(5) 聘任核數師，並授權董事局釐定其酬金。

(6) 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

(A) 「**動議**：

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間(如下文所定義)內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(II) 本決議案(I)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後行使此等權力之售股建議、協議及認股權；

股東週年大會通告

(III) 本公司董事局依據本決議案(I)分段之批准所發行或有附帶條件或無附帶條件同意配發(不論是否依據認股權而配發者)之股本面值總額，不得超過：(aa)本公司於本決議案日期之已發行股本面值總額百分之二十；及(bb)(如本公司董事局已由本公司股東於另一普通決議案授權)本公司於本決議案日期起購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額，而該批准須受此數額限制；惟不包括(a)配售新股(如下文所定義)，或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及/或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(IV) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

股東週年大會通告

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股（惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排）。」

(B) **「動議：**

(I) 在本決議案(II)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間（如下文所定義）內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(II) 本公司依據本決議案(I)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(III) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

股東週年大會通告

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「**動議**授權本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案(5)(A)(I)分段，有關本公司之股本決議案(III)(bb)分段所言之權力。」

(7) 處理本公司任何其他普通事項。

承董事局命

梅守渔
公司秘書

香港，二零零六年四月二十八日

主要營業地點：	*註冊辦事處：*
香港	Clarendon House
九龍觀塘	2 Church Street
巧明街97號	Hamiltion HM11
旭日集團大廈	Bremuda

股東週年大會通告

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 隨附大會適用之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。

3. 本公司將由二零零六年五月二十三日（星期二）起至二零零六年五月二十六日（星期五）止（首尾兩天包括在內）暫停辦理股份過戶登記手續，以便確定獲擬派末期股息及特別股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息及特別股息，所有股份過戶表格連同有關股票必須於二零零六年五月二十二日（星期一）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）。

4. 有關通告內選舉董事的第(4)項議程，陳永根先生及張興基先生須根據公司之公司細則第101條於即將舉行之股東週年大會退任，惟合資格並願意膺選連任。楊勳先生、楊浩先生及許宗盛太平紳士亦須根據公司細則第101(A)條於即將舉行之股東週年大會輪值退任，惟合資格並願意膺選連任。王敏剛太平紳士之任期於即將舉行之股東週年大會屆滿並須予退任，而彼合資格膺選連任。

5. 於即將舉行之股東週年大會被重選董事的簡歷及其出任本公司董事的年期均載列於本年報的「董事及高級管理人員簡歷」一節內。

6. 截至二零零五年十二月三十一日止年度支付予各將於即將舉行之股東週年大會重選之董事之酬金，連同其酬金計算方式均載列於本年報的財務報表附註8。

7. 下文列出於即將舉行之股東週年大會重選的董事的其他個人資料，以協助股東就重選董事作出知情的決定。就於即將舉行之股東週年大會重選的董事而言，除了本第7段及上文第4至6段所載資料外，並沒有任何根據香港聯合交易所有限公司證券上市規則第13.51(2)條的任何規定而須予披露的資料，也沒有必須股東垂注的其他事宜。

股東週年大會通告

7.1 陳永根先生，現年59歲，為本公司之執行董事及曾於美國華盛頓州成立之公司(i)Generra Sportswear Company, Inc.的非執行董事（公司結構中包含(ii)在香港成立之公司Generra Sportswear (HK) Limited和(iii)在美國華盛頓州成立之公司Generra Production Corporation）。此三間公司從事Generra運動服裝之設計、生產及銷售。陳先生在所有重要時間並沒有負責Generra Sportswear Company, Inc.之日常運作。於一九九二年七月二日，公司被以第11章提出訴訟，Generra Sportswear Company, Inc.、Generra Sportswear (HK) Limited及Generra Production Corporation 分別於一九九五年、二零零二年九月十三日及一九九四年被解散。

至今，陳先生並沒有就Generra Sportswear Company, Inc.被指為詐騙、疏忽或具任何不實行為。

7.2 張興基先生，現年40歲，為本公司之執行董事，負責本集團業務發展工作。

7.3 楊勳先生，現年53歲，為本公司之執行董事，亦為楊釗太平紳士及楊浩先生之胞弟。於二零零六年四月二十一日，印刷本通告之最後實際可行日期（「最後實際可行日期」），楊勳先生根據證券及期貨條例第XV部之界定被視為持有638,464,000股股份(為(i)396,454,000股股份（其中6,600,000股股份為淡倉）是由Glorious Sun Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；233,540,000股股份由Advancetex Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）及1,740,000股股份由G. S. Strategic Investment Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%）及(ii)6,730,000股股份由楊勳先生之配偶張慧儀女士持有）。

7.4 楊浩先生，現年61歲，為本公司執行董事，亦為楊釗太平紳士及楊勳先生之胞兄。楊浩先生根據證券及期貨條例第XV部之界定於股份之權益已列載於本年報「董事於證券之權益及淡倉」一節內。有關資料於最後實際可行日期並無任何變動。

7.5 許宗盛太平紳士，現年55歲，為本公司執行董事。許先生根據證券及期貨條例第XV部之界定於股份之權益已列載於本年報「董事於證券之權益及淡倉」一節內。有關資料於最後實際可行日期並無任何變動。

股東週年大會通告

7.6 王敏剛太平紳士，現年57歲，為本公司之非執行董事。在過去3年間，王先生為香港小輪(集團)有限公司、香港中旅國際投資有限公司、新鴻基有限公司、建業實業有限公司及信和酒店(集團)有限公司之董事。王先生並無持有本公司之任何股份權益。

8. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)。

(i) 由大會主席；或

(ii) 由至少三名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

(iv) 由任何親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

董事長報告



集團業績

二零零五年是全球紡織品出口配額在世貿成員國間全面取消的第一年。期間中國紡織品出口大增，進口國的有關壓力團體，紛紛要求對中國出口量加以限制。歐、美政府因應彼等訴求與中國展開談判，直到六月及十一月時，始分別達成重新設限的協議，使紡織品出口市場在回顧年度內，大部份時間均充滿著不明朗因素。管理層對此經營環境保持一貫的慎重取態，不在服裝製造廠上加大投資，因而避免了產能過剩及其引起的損失，避過了紡織品的嚴冬及災難。另外，中國宏觀經濟卻在高速增長，故零售市道活力十足。管理層一貫策略是發展龍頭業務，專注核心業務，不作分散投資，而零售業務被本集團定為龍頭業務和核心業務，因此投入極大量的人力、人才、錢財和時間去發展，而對於非核心業務，例如服裝製造，則保持或縮小原有規模，只作支援零售業務的作用。事實証明，這一策略之正確，屬下真維斯品牌在中國已經成為最成功的休閑服品牌之一，而零售業務也成長為集團盈利增長的主要動力。

在回顧年度內出口業務因不明朗因素的困擾，出口單價因此有下調壓力，影響了出口業務的表現，但由於本集團沒有產能過剩的情形，所以業務走勢較為平順。二零零五年澳洲零售市道亦較為平淡，加上澳元匯價又略為偏軟，故JEANSWEST在澳洲的銷售亦受到影響，但相比競爭對手的表現，已較超前。中國方面，真維斯已成為被市場抄襲的重點，但銷售額仍然保持雙位數的升幅，使集團的綜合純利能繼續以雙位數上升。

旭日宜泰業務開拓順利，同年營業額增長174%，旭日極速業務在香港表現令人鼓舞，在中國大陸其品牌的認知度，經過推廣後亦已大幅提升。

董事長報告

在回顧年度內，集團財政狀況良好，存貨亦處於健康水平。於二零零五年十二月三十一日，集團淨現金有1,030,790,000港元（二零零四年：1,122,548,000港元）。截至二零零五年十二月三十一日止的財政年度內，集團綜合營業總額為3,802,398,000港元（二零零四年：3,583,751,000港元），而股東應佔純利為242,809,000港元（二零零四年（重新列示）：219,193,000港元），對比去年分別上升6.10%及10.77%。

股息

董事局已議決向股東建議派發截至二零零五年十二月三十一日止年度末期股息每股10.90港仙（二零零四年：10.50港仙）及特別股息每股10.00港仙（二零零四年：無）。末期及特別股息總額為219,320,000港元；需經由股東在二零零六年五月二十六日（星期五）舉行之股東週年大會上批准。倘獲股東通過，末期股息及特別股息預期約於二零零六年六月二日（星期五）派發予二零零六年五月二十六日（星期五）登記於股東名冊之股東。


JEANSWEST
真維斯

業務回顧

零售業務

在回顧期內，零售業務發展良好，是集團綜合銷售總額及盈利增長的主要動力。雖然競爭依然激烈，但真維斯在中國內地的銷售增長仍保有雙位數的升幅。存貨可供銷售日為54日（二零零四年：57日）。集團零售網絡在二零零五年底有店舖1,507間（二零零四年：1,278間），其中包括特許經營店628間（二零零四年：473間）。截至二零零五年十二月三十一日止的財政年度，真維斯在中國及澳洲錄得總零售額達2,492,489,000港元（二零零四年：2,277,659,000港元），同比去年上升了9.43%。零售佔綜合銷售總額從去年的63.56%進一步上升至65.55%。

1. *在中國*

   i. 真維斯

   集團在中國的零售業務，仍以真維斯品牌為主。回顧期內，因出口市場前景不明朗，不少出口廠商將其產品在國內銷售，使零售市場的競爭更為激烈；幸好中國整體經濟仍有可觀的增長，零售市場十分活躍。故真維斯能在競爭熾熱的零售市道中保持應有的市場份額，銷售額增至1,716,268,000港元（二零零四年：1,477,645,000港元），與去年同期相比有16.15%的升幅。

董事長報告


JEANSWEST
真維斯
www.jeanswest.com.cn

在二零零五年十二月三十一日，真維斯在中國內地有店鋪1,162間（二零零四年：982間），其中包括特許經營店567間（二零零四年：417間），網絡覆蓋超過250個城市。

ii. 旭日宜泰(GSit)

與I.T集團聯營的旭日宜泰(G.S - i.t Limited)業務進展順利。二零零五年全年銷售額超過一億九千萬港元。零售網絡在中國內地及台灣共有店鋪140間（二零零四年：101間），其中內地有自營店64間（二零零四年：39間），加盟店53間（二零零四年：50間），而在台灣則有聯營店鋪23間；營業規模對比去年大幅擴大超過一倍。

iii. 旭日極速(Quiksilver Glorious Sun)

Quiksilver及Roxy品牌在香港有相當高的認知度，故期內在香港加快增設店鋪，而在國內則著力於品牌的推廣。Quiksilver及Roxy在香港銷售遠超預期，顯示其發展潛能極大；年中在北京協辦和贊助「丹尼威飛越長城」活動，配合全國性的廣泛宣傳，成功提升了Quiksilver品牌的形象及知名度。年中更引入DC shoes，為顧客提供更豐富商品的種類，深受歡迎。在二零零五年十二月三十一日，旭日極速在香港有店鋪9間（二零零四年：5間），在中國內地有6間（二零零四年：5間），其中有2間是加盟店。

2. *在澳洲*

在回顧年度內，澳元匯價轉弱，整體零售市道較為平淡，主要由於澳洲政府在二零零四年用以促進經濟及刺激消費的措施之功效已告減弱，加上房地產價格從高位回落，JEANSWEST業務自然受到一些影響，但與同行競爭者相比已較為優勝。日趨成熟的當地管理層，對市場變化處理得宜，較時款的設計，又成功擴大了顧客群，並增加議價能力，遂使JEANSWEST能在平淡的零售市道有相對較佳的表現。

截至二零零五年十二月三十一日止的財政年度，銷售額達776,221,000港元（二零零四年：

董事長報告

800,014,000港元），同比去年下降2.97%。在二零零五年十二月三十一日澳洲零售網絡有店舖190間（二零零四年：185間），其中包括6間特許經營店（二零零四年：6間）。

出口業務

在二零零五年起全球紡織品出口配額全面取消，期初中國紡織品出口量大幅飆升。進口國的有關壓力團體隨即要求彼等政府重新設限，以管制從中國的進口量。隨時可能卡關的憂慮在回顧年度內一直困擾著中國出口商，也使歐、美紡織品進口商戒心重重。管理層採取一貫理智的態度，一方面將部份海外生產基地整編及收縮，以減低出口價格下調的壓力，另一方面，由於早一、兩年已不跟隨行內普遍做法，擴充中國內地的生產規模，故沒受產能過剩的影響。出口業務遂得以穩定。

截至二零零五年十二月三十一日止的年度內，出口銷售額上升0.31%至1,148,110,000港元（二零零四年：1,144,528,000港元），佔集團綜合銷售總額之30.19%（二零零四年：31.94%）。

其他業務

其他業務主要是布匹買賣。在回顧期內，共錄得銷售額161,799,000港元（二零零四年：161,564,000港元），與去年相比上升了0.15%。

財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平於回顧期內均繼續趨向更好方面發展。年內本集團亦有訂立外匯期貨合約，用以穩定澳元收入之匯兑風險。

人力資源

於二零零五年十二月三十一日，本集團之僱員總數約31,000人（二零零四年：31,000人）。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

社會責任

我們堅信為股東創利的同時，亦應盡企業的社會責任。管理層除鼓勵員工在工餘積極參與公益活動外，更身體力行，聯同大股東捐資近千萬元人民幣，在內地設立大學生助學基金。助學金的設立除了

董事長報告

要幫助品學兼優的清貧學子完成學業外，更著力培養大學生回饋社會的意識，積極參與志願服務工作。

展望

展望下年度，管理層預期經營環境會較二零零五年為佳。市場共識均認為中國宏觀經濟仍將有可觀的升幅，澳洲經濟大體亦平穩，故集團零售業務所在的市場仍會暢旺。管理層將以樂觀的態度及進取的策略，進一步拓展零售業務，以增大所佔的市場份額，並將加大力量提升真維斯品牌在中國內地市場的形象，其中包括加強在全國媒體上的推廣及在主要大城市黃金地段多設形象店及旗艦店，以鞏固和維持真維斯品牌在中國的領先地位。JEANSWEST在澳洲已與兩位當地著名時裝設計家Dan Single及George Gorrow合作，由二零零六年四月份起，在當地JEANSWEST零售網絡中推出一個較年輕的時款休閑服系列，名為Alba Fan Club，以豐富現有的產品系列。此外管理層更積極地進行在下年度內，將零售業務伸展至中東和東南亞地區，以落實真維斯品牌國際化的策略。相信在下年度內會有實質的進展。

旭日宜泰及旭日極速的發展亦將按先前的計劃加快推行。旭日極速下年度目標是要加快使其商品能在中國生產以提升毛利率，為將來擴展加盟店業務做前期工作。

二零零六年已是進入後配額時代的第二年，雖然有關中國紡織品出口量的爭拗已告一段落，但依然有不少不明朗因素，如中國內地產能過剩等問題仍有待解決，故管理層繼續以穩紮穩打的精神，保持現有的規模，以達良好的經濟效益。

如無不可預料的重大事故，管理層有信心二零零六年的業績將會繼續增長。

致謝

本人謹代表董事局，藉此機會就股東之鼎力支持，管理層及全體員工的真誠合作致以深切謝意。

楊釗太平紳士
董事長

香港，二零零六年四月二十日


有心就有翼
JEANSWEST
真維斯
www.jeanswest.com.cn

在澳洲之零售網絡

店鋪總數：190


北區
昆士蘭
南澳洲
西澳洲
新南威爾斯
維多利亞
塔斯曼尼亞

集團業務架構

- 旭日企業有限公司
  - Glorious Sun Enterprises (BVI) Ltd.（控股公司）
    - Jeanswest (BVI) Ltd.（控股公司）
      - ～ 服裝批發及零售（真維斯）～ 中國內地 澳洲
      - ～ 毛織製衣 ～ 中國內地
      - ～ 店舖裝修 ～ 中國內地
    - Glorious Sun Industries (BVI) Ltd.（控股公司）
      - ～ 梭織製衣及出口 ～ 香港 孟加拉 中國內地 菲律賓
      - ～ 梭織布漂染 ～ 中國內地
    - 鎮安工貿有限公司（控股公司）
      - ～ 針織製衣及出口 ～ 香港 孟加拉 中國內地 印尼 柬埔寨
      - ～ 針織布織染 ～ 中國內地
      - ～ 紗線漂染 ～ 中國內地



Rays The Glorious Investment
(BVI) Ltd.
(控股公司)
旭日海外有限公司
(控股公司)
旭日貿易(香港)有限公司
(控股公司)
~ 梭織製衣及出口 ~
香港
中國內地
印尼
~ 服裝零售(Quiksilver) ~
香港
中國內地
澳門
~ 服裝、服飾批發及零售(I.T) ~
中國內地
台灣
澳門
~ 服裝批發 ~
美國

在中國之零售網絡

店舖總數：	中國內地	1,285
	香港	9
	台灣	23
	總數	1,317



黑龍江
吉林
遼寧
北京
河北
天津
新疆
甘肅
內蒙
山西
山東
河南
江蘇
寧夏
上海
陝西
湖北
安徽
西藏
四川
重慶
湖南
江西
浙江
福建
貴州
台灣
雲南
廣西
廣東
香港
海南

財務摘要

	十二個月			九個月	十二個月
	31.12.2005	31.12.2004 (重新列示)	31.12.2003 (重新列示)	31.12.2002 (重新列示)	31.3.2002 (重新列示)
收入(港幣千元)	**3,802,398**	3,583,751	3,310,309	2,436,567	2,924,850
營業額增長/(減少)百分比	**6.10%**	8.26%	不適用	不適用	(2.61%)
營業額分析:					
1. 零售					
a. 中國內地	**1,716,268**	1,477,645	1,251,322	840,610	1,016,435
b. 澳洲及紐西蘭	**776,221**	800,014	585,124	412,088	515,822
2. 出口	**1,148,110**	1,144,528	1,266,510	981,686	1,196,541
3. 其他	**161,799**	161,564	207,353	202,183	196,052
經營溢利(扣除融資成本)(%)	**8.57%**	9.52%	9.62%	8.92%	8.03%
本公司股權持有人應佔溢利(港幣千元)	**242,809**	219,193	164,844	128,694	152,584
本公司股權持有人應佔溢利增長/(減少)百分比	**10.77%**	32.97%	不適用	不適用	(15.44%)
本公司股權持有人應佔權益(港幣千元)	**1,663,138**	1,470,253	1,342,398	1,250,604	1,221,216
營運資金(港幣千元)	**936,572**	939,877	948,632	905,684	879,749
總負債對股東權益比率	**0.96**	0.96	1.00	0.93	0.78
銀行淨現金對股東權益比率	**0.62**	0.76	0.69	0.53	0.45
流動比率	**1.59**	1.68	1.74	1.83	1.96
存貨周轉率(日)	**54**	57	56	59	61
總資產回報率(%)	**7.12%**	7.24%	5.73%	5.00%	6.46%
權益回報率(%)	**14.6%**	14.9%	12.3%	10.3%	12.5%
銷售回報率(%)	**6.39%**	6.12%	4.98%	5.28%	5.22%
每股盈利(港仙)					
基本	**23.80**	21.91	16.47	12.86	15.25
攤薄後	**23.35**	21.59	16.37	不適用	不適用
每股股息(港仙)	**23.80**	13.20	10.20	10.20	10.20

財務摘要

經營溢利率
(扣除融資成本)


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
% 0
2
4
6
8
10

每股基本盈利及每股股息


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
港仙
0
5
10
15
20
25
每股股息
每股基本盈利

經營溢利及本公司股權持有人應佔溢利


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
港幣百萬元 0
50
100
150
200
250
300
350
本公司股權持有人應佔溢利
經營溢利(扣除融資成本)

營運資金及本公司股權持有人應佔權益


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
港幣百萬元 0
300
600
900
1200
1500
1800
本公司股權持有人應佔權益
營運資金

財務摘要

收入 （港幣百萬元）


31.12.2005
31.12.2004
31.12.2003
31.12.2002
31.3.2002
港幣百萬元
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000

以地區分配收入 （港幣百萬元）


澳洲及紐西蘭
785.2
中國內地
1,781.8
加拿大 80.8
其他 102.5
香港 118.0
美國 934.1

以業務分配營業額 （港幣百萬元）



31-12-2005

出口	1,148.1
零售－中國內地	1,716.3
零售－澳洲及紐西蘭	776.2
其他	161.8



31-12-2004

出口	1,144.5
零售－中國內地	1,477.7
零售－澳洲及紐西蘭	800.0
其他	161.6



31-12-2003

出口	1,266.5
零售－中國內地	1,251.3
零售－澳洲及紐西蘭	585.1
其他	207.4



31-12-2002

出口	981.7
零售－中國內地	840.6
零售－澳洲及紐西蘭	412.1
其他	202.2



31-3-2002

出口	1,196.5
零售－中國內地	1,016.4
零售－澳洲及紐西蘭	515.8
其他	196.1

業務摘要

截至二零零五年十二月三十一日止年度

零售業務摘要

	十二個月			九個月	十二個月
	31.12.2005	31.12.2004	31.12.2003	31.12.2002	31.3.2002
年／期內淨銷售額 *(港幣千元)*	**2,492,489**	2,277,659	1,836,446	1,252,698	1,532,257
中國內地	**1,716,268**	1,477,645	1,251,322	840,610	1,016,435
澳洲及紐西蘭	**776,221**	800,014	585,124	412,088	515,822
直接經營之店鋪面積(平方尺)	**826,783**	729,153	652,448	639,919	671,327
中國內地	**615,065**	522,709	456,067	452,895	459,332
澳洲及紐西蘭	**211,718**	206,444	196,381	187,024	211,995
售貨員人數	**6,800**	6,440	5,806	5,098	5,121
中國內地	**5,527**	5,167	4,647	4,036	4,160
澳洲及紐西蘭	**1,273**	1,273	1,159	1,062	961
僱員人數	**8,187**	7,819	7,084	6,212	6,191
中國內地	**6,794**	6,417	5,795	5,032	5,114
澳洲及紐西蘭	**1,393**	1,402	1,289	1,180	1,077
直接經營之店舖數目	**779**	744	687	648	667
中國內地	**595**	565	510	481	476
澳洲及紐西蘭	**184**	179	177	167	191
特約經銷之店舖數目	**573**	423	269	158	57
中國內地	**567**	417	263	152	51
澳洲及紐西蘭	**6**	6	6	6	6
店舖總數目	**1,352**	1,167	956	806	724
中國內地	**1,162**	982	773	633	527
澳洲及紐西蘭	**190**	185	183	173	197

業務摘要

截至二零零五年十二月三十一日止年度

成衣製造業務摘要

	十二個月			九個月	十二個月
	31.12.2005	31.12.2004	31.12.2003	31.12.2002	31.3.2002
年／期內銷售額（包括售予零售部門）*（港幣千元）*	**1,619,295**	1,709,528	1,797,968	1,395,792	1,730,587
於年／期末之每月生產能力（打）	**409,000**	437,000	431,000	377,000	346,000
廠房面積（平方呎）	**2,279,000**	2,172,000	2,161,000	2,053,000	2,059,000
工人數目	**21,600**	22,200	23,500	21,700	21,400
佔銷售額之百分比：					
本集團	**32.94%**	32.12%	26.04%	24.80%	29.07%
第三者	**67.06%**	67.88%	73.96%	75.20%	70.93%
美國	**54.04%**	55.79%	57.79%	60.69%	62.71%
加拿大	**4.56%**	4.89%	4.35%	3.46%	2.60%
其他	**8.46%**	7.20%	11.82%	11.05%	5.62%

企業管治報告

企業管治常規

本公司致力維持高水平之企業管治，並採納於二零零五年一月一日起生效的香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的原則。

本公司於截至二零零五年十二月三十一日止年度內(「回顧年度」)均遵守守則的守則條文，除關於董事應輪流退任的守則A.4.2外。有關不遵守規則之說明列載如下。

董事局

董事局之主要職責為制定本公司之長遠企業策略、監督本集團之管理層、檢討本集團之績效、以及評核其能否達至董事局定期訂立之目標。

此外，董事局亦成立董事委員會，並按該等董事委員會各自之職權範圍授予不同的職責。

董事局由十二名董事組成，彼等之詳情載於董事局報告「董事及高級管理人員簡歷」一節內。董事中八名為執行董事、三名為獨立非執行董事、一名為非執行董事。

回顧年度內，董事局成員為：

執行董事：

楊釗博士 銀紫荊星章 太平紳士 *(董事長)*
楊勳先生 *(副董事長)*
楊浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生(於二零零五年八月三十一日獲委任)
張興基先生(於二零零五年八月三十一日獲委任)

企業管治報告

獨立非執行董事：

王敏剛 銅紫荊星章 太平紳士
劉漢銓 金紫荊星章 太平紳士
鍾瑞明 金紫荊星章 太平紳士

非執行董事：

林家禮博士

董事局成員之間的關係載於董事局報告內「董事及高級管理人員簡歷」一節內。

主席與行政總裁

主席與行政總裁的角色有區分，並分別由楊釗太平紳士及本集團總經理楊勳先生擔任。彼等之職責已清楚界定並以書面列載。楊勳先生亦為董事局副主席。

主席帶領董事局共同制定本集團策略及政策，監督董事局運作，並鼓勵及建立執行董事與非執行董事之間的良好關係。

總經理在其他董事局成員及高級管理人員的支持下負責監管本集團業務運作、執行董事局制訂之策略及管理日常業務。

獨立性

本公司已接獲各位獨立非執行董事根據上市規則第3.13條發出之年度獨立確認書。本公司認為全體獨立非執行董事均為獨立人士。

企業管治報告

董事的委任及重選

董事局定期檢討其結構、規模及組成，以確保其具備本公司業務所需要的適當專業知識、技巧和經驗。因此本公司沒有成立提名委員會。回顧年度內，陳永根先生及張興基先生經全體董事一致批准獲委任為本公司執行董事。

董事局推薦於二零零六年五月二十六日舉行之本公司股東週年大會上膺選連任之董事，重選為董事。

所有非執行董事及獨立非執行董事的委任均為兩年的指定任期，彼等需在其任期屆滿之年於本公司股東週年大會上退任，但仍合資格膺選連任。

根據守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪值退任，至少每三年一次。惟根據本公司的公司細則第110(A)條，本公司董事局主席楊釗太平紳士毋需輪值退任。董事局認為楊釗太平紳士乃本集團之創始人，按此其乃具資格終身出任董事局主席一職，並毋需輪值退任。

企業管治報告

會議及出席

董事局於回顧年度內共舉行四次會議。下表列出個別董事出席董事局會議及兩個董事委員會(審核委員會及薪酬委員會)會議情況。

董事	出席次數/會議次數 董事局	審核委員會	薪酬委員會
執行董事：			
楊釗博士 銀紫荊星章 太平紳士	4/4		
楊勳先生	4/4		
楊浩先生	4/4		
鮑仕基先生	4/4		
許宗盛太平紳士	4/4		
張慧儀女士	1/4		
陳永根先生	1/1	2/2*	
張興基先生	1/1		
獨立非執行董事：			
王敏剛 銅紫荊星章 太平紳士	0/4	2/2	1/1
劉漢銓 金紫荊星章 太平紳士	3/4	2/2	
鍾瑞明 金紫荊星章 太平紳士	4/4	1/2	1/1
非執行董事：			
林家禮博士	3/4	0/1	

* *陳永根先生於獲委任為執行董事前已是審核委員會成員。*

董事委員會

董事局已根據守則設立審核委員會及薪酬委員會；該等委員會全部或大部份成員均為獨立非執行董事。

企業管治報告

審核委員會

審核委員會自一九九八年成立，目前審核委員會成員包括三名獨立非執行董事(即劉漢銓太平紳士(委員會主席)、王敏剛太平紳士及鍾瑞明太平紳士)、一名非執行董事(即林家禮博士)及一名執行董事(陳永根先生)。於一九九八年，本公司已制定及採納審核委員會之職權範圍，其後於二零零五年為遵守守則的條文而對職權範圍作出修訂。

審核委員會之主要職責為檢討本集團所採納之會計原則及慣例，並檢討本集團財務匯報程序及內部監控制度的效率。

回顧年度內，審核委員會共舉行二次會議。下列為審核委員會於二零零五年之工作：

- 審閱二零零四年全年業績
- 審閱二零零五年中期業績
- 審閱內部稽核報告及商議內部監控
- 審閱二零零四年全年及截至二零零五年六月三十日止六個月之關連交易

審核委員會於回顧年度內曾與外聘核數師會晤一次。

薪酬委員會

薪酬委員會成員包括兩名獨立非執行董事(王敏剛太平紳士(委員會主席)及鍾瑞明太平紳士)。本公司已按照守則的條文制定薪酬委員會之職權範圍。

薪酬委員會之主要職責為檢討及批准董事與高級管理人員的薪酬政策，及向管理層推薦董事與高級管理人員的薪酬。薪酬委員會確保董事不會參與釐定本身之薪酬。

企業管治報告

薪酬委員會於回顧年度內舉行一次會議。下列為薪酬委員會於二零零五年之工作：

– 檢討本集團「高級管理人員」的定義

– 檢討董事及高級管理人員的薪酬政策

董事進行的證券交易

董事局已採納上市發行人董事進行證券交易的標準守則（「標準守則」）列載之董事進行證券交易的操守手則。

董事局在向各董事作出仔細查詢後確認，各董事於回顧年度內已遵守標準守則列載之規定標準。

員工進行的證券交易

較有可能知悉本集團未公開的股價敏感資料的員工已採納根據標準守則所訂立的規則（「買賣規則」）。本公司已個別通知該等員工，並已向彼等提供買賣規則的文本。

問責及內部監控

董事確認須負責為每一財政年度編製能真實及公平地反映本集團業務狀況之財務報表。董事局並不知悉任何重要事件或情況可能質疑本公司持續經營的能力。因此，董事局已按持續經營基準編製本公司的財務報表。

董事局確認，其有責任在本公司年報、中期報告，其他股價敏感公佈及上市規則規定之其他財務披露、以及向監管者提交的報告中，提供平衡、清晰及易於理解的評估。

企業管治報告

董事局對本集團內部監控系統及對檢討其效率承擔整體責任。董事局致力落實有效及良好的內部監控系統，保障股東利益及本集團資產。董事局已委派管理層在已建立的框架內落實內部監控系統及檢討所有相關的財務監控、運作監控及合規監控、以及風險管理功能。

核數師酬金

應繳付安永會計師事務所就有關其為截至二零零五年十二月三十一日止年度所提供服務的酬金如下：

	港幣千元
審計服務	4,300
非審計服務	139
總計	4,439

董事局報告

董事局謹此提呈本公司及本集團截至二零零五年十二月三十一日止年度之董事局報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司乃從事經營休閑服之零售、出口及製造。本集團之業務在期內並無任何重大改變。

業績及股息

本集團截至二零零五年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況已載列於第43至138頁之財務報表內。

中期股息每股2.90港仙已於二零零五年九月二十八日派發。董事局建議派發末期股息每股10.90港仙及特別股息每股10.00港仙予二零零六年五月二十六日名列於股東名冊內之股東。此建議已載列於財務報表為資產負債表中權益項內的保留盈利分配。

財務資料摘要

本集團過去五個財政期間／年度已公佈之業績和資產、負債及少數股東權益摘要載列於本年報第139及140頁，該等資料乃摘錄自經審核財務報表，及按需要重新分類。此摘要並不構成經審核財務報表之部份。

物業、機器及設備及投資物業

本集團的固定資產及投資物業於本年度內之變動詳情分別載列於財務報表附註14及15。

股本及購股權

本公司的股本及購股權於本年度內之變動詳情和原因分別載列於財務報表附註31及32內。

董事局報告

優先購股權

本公司的公司細則或百慕達法例概無規定本公司必須向現有股東按其持股比例發售新股之優先購買權之條款。

儲備

本公司及本集團於本年度內的儲備之變動詳情分別載列於財務報表附註33及合併股東權益變動表內。

可供分派儲備

於二零零五年十二月三十一日，本公司根據一九八一年百慕達公司法(經修訂)可供現金分派之儲備為879,482,000港元，其中114,382,000港元及104,938,000港元建議分別為期內之末期股息及特別股息。另於二零零五年十二月三十一日，本公司之股本溢價結存為358,809,000港元，可用已繳紅股方式派發。

慈善捐款

本年度內，集團之慈善捐款為2,115,000港元。

主要客戶及供應商

本年度內銷貨予本集團首五大客戶之數額佔本期間總銷售額不足30%。

本年度內購貨自本集團首五大供應商之數額佔本期間總購貨額不足30%。

董事局報告

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事

楊　釗博士　銀紫荊星章　太平紳士　*(董事長)*
楊　勳先生　*(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生　*(於二零零五年八月三十一日獲委任)*
張興基先生　*(於二零零五年八月三十一日獲委任)*

獨立非執行董事

王敏剛　銅紫荊星章　太平紳士
劉漢銓　金紫荊星章　太平紳士
鍾瑞明　金紫荊星章　太平紳士

非執行董事

林家禮博士

根據本公司之公司細則第101條，陳永根先生及張興基先生於即將舉行之股東週年大會上須予退任，而彼等均具資格且願意膺選連任。

根據本公司之公司細則第110(A)條，楊勳先生、楊浩先生及許宗盛太平紳士於即將舉行之股東週年大會上須輪值退任，而彼等均具資格且願意膺選連任。

王敏剛太平紳士之任期於即將舉行之股東週年大會屆滿並須予退任，而彼均具資格膺選連任。

本公司已就各獨立非執行董事於本公司之獨立性，從彼等接獲週年確認書，並認為各獨立非執行董事均獨立於本公司。

董事局報告

董事服務合約

於即將舉行之股東週年大會膺選連任之董事，概無與本公司訂立不可由本公司於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

董事於合約中之權益

除於下列「關連交易」及財務報表附註38所披露外，各董事在本公司或其他附屬公司於年內簽訂對本集團業務有重大影響之合約中，概無擁有重大實際權益。

董事局報告

董事於證券之權益及淡倉

於二零零五年十二月三十一日，根據本公司按證券及期貨條例(「證券及期貨條例」)第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司(證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)上市發行人董事進行證券交易的標準守則(「標準守則」)必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	身份	所持股份數目 好倉	所持股份數目 淡倉	總數	佔股權之百分比 (%)
楊　釗博士 銀紫荊星章 太平紳士	受控制公司之權益	624,808,000	6,600,000	631,408,000[1]	60.170
楊　勳先生	(i) 受控制公司之權益 (ii) 配偶權益	624,808,000 6,730,000	6,600,000 -	638,138,000[(1)及(3)]	60.811
楊　浩先生	受控制公司之權益	32,430,000	-	32,430,000[2]	3.090
鮑仕基先生	實益擁有人	9,370,000	-	9,370,000	0.893
許宗盛太平紳士	實益擁有人	6,250,000	-	6,250,000	0.596
張慧儀女士	(i) 實益擁有人 (ii) 配偶權益	6,730,000 624,808,000	- 6,600,000	638,138,000[(1)及(3)]	60.811
劉漢銓　金紫荊星章 太平紳士	實益擁有人	956,000	-	956,000	0.091

董事局報告

董事於證券之權益及淡倉(續)

附註：

1. 396,128,000股股份(其中6,600,000股為淡倉)是由Glorious Sun Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)；233,540,000股股份由Advancetex Holdings (BVI) Limited 持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)；1,740,000股股份由G. S. Strategic Investment Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%)。

2. 32,430,000股股份是由Unicom Consultants Limited持有(該公司為楊浩先生全資擁有)。

3. 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而631,408,000股股份實指同為楊勳先生控制之三間公司所持之權益。

除上文披露外，於二零零五年十二月三十一日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司(按證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

董事購股或債券權

除於財務報表附註32之購股權計劃所披露外，本年度內概無給予任何董事、彼等各自配偶或18歲以下子女任何可藉由授予可透過收購本公司股份或債券而得到利益之權利；或彼等已行使該等權利；或由本公司或其任何附屬公司作出任何安排，致使本公司董事或彼等之聯繫人士，可藉購入本公司或任何其他法人團體之股份或債券而獲益。

購股權計劃

由於就本公司之普通股所授出之購股權並未有可提供之市場價格，故董事未能對其作出準確之估值。本公司董事認為不宜就於本財務報表附註32中有關授予董事、主要股東及僱員之購股權作出預期價值之披露。

董事局報告

董事及高級管理人員簡歷

執行董事

楊釗博士，獲授銀紫荊星章勳銜，太平紳士，正名楊振鑫，現年59歲，為本集團之創始人及董事長，負責本集團之業務策略及公司政策。楊博士有超過35年的製衣管理經驗，於一九九一年獲頒「香港青年工業家獎」；一九九三年獲中國紡織大學授予名譽博士學位並於二零零二年獲香港工業專業評審局頒授「榮譽院士」。楊博士還兼任中國人民政治協商會議全國委員會委員、中國外商投資企業協會副會長、香港中華總商會副會長、東華大學與天津工業大學顧問教授及西安工程大學客座教授。楊博士為本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東(如本報告內「主要股東」一節所披露)。

楊勳先生，正名楊振勳，現年53歲，於一九七五年加入本集團，現為本集團副董事長兼總經理。他有超過30年的製衣管理經驗。楊先生為香港紡織及服裝學會榮譽院士；香港製衣業總商會會長；南京大學、東華大學及青島大學顧問教授；東北大學及吉林大學商學院兼職教授。同時，楊先生是河北省政治協商委員會常務委員及中國服裝協會副會長。楊先生負責集團整體業務。楊先生為楊釗太平紳士與楊浩先生之胞弟，是本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東(如本報告內「主要股東」一節所披露)。

楊浩先生，正名楊振浩，現年61歲，於一九七九年加入本集團，現為本集團副總經理。楊先生有超過30年的製衣經驗，現負責集團梭織漂染及在菲律賓和孟加拉之梭織成衣生產業務。楊先生為楊釗太平紳士及楊勳先生之胞兄。

鮑仕基先生，現年54歲，於一九八七年加入本集團，現為本集團副總經理。鮑先生畢業於香港大學並取得社會科學學士學位。加入本集團前，曾在多間財務機構及一英國上市貿易公司任職超過10年。鮑先生現負責本集團在澳洲之零售業務及在菲律賓和孟加拉生產業務之行政及財務事宜。

董事局報告

董事及高級管理人員簡歷 *(續)*

執行董事 *(續)*

許宗盛太平紳士，現年55歲，負責集團策略及法律事務工作。許先生畢業於香港大學並取得法律學士學位，現為香港特別行政區高等法院執業律師，並取得英格蘭及威爾斯最高法院律師及澳洲維多利亞最高法院律師及大律師資格，於一九九五年正式加入本集團前，為本集團法律顧問。

張慧儀女士，現年54歲，於一九七五年加入本集團，現時負責本集團於中國之成衣梭織業務及產品出口銷售；並協助發展內地零售業務。張女士為楊勳先生之妻子。

陳永根先生，現年59歲，於過往26年來受聘於本集團為商務顧問，畢業於澳洲悉尼新南威爾斯大學並取得商科學士學位，現為香港會計師公會會員及澳洲特許會計師公會會員，擁有廣泛之企業投資及管理經驗。

張興基先生，現年40歲，於二零零五年加入本集團，負責本集團業務發展工作。張先生畢業於美國Indiana University (Bloomington) 並取得學士學位。張先生曾於美國、新加坡及香港任職多個零售業的高級職位。

獨立非執行董事

王敏剛，獲授銅紫荊星章勳銜，太平紳士，現年57歲，於一九九六年八月起出任本公司之獨立非執行董事。王先生畢業於美國加州柏克萊大學，並取得機械工程學士(船舶設計)學位及於一九八八年獲頒予「香港青年工業家獎」。王先生為剛毅(集團)有限公司董事長；香港小輪(集團)有限公司、香港中旅國際投資有限公司、新鴻基有限公司、建業實業有限公司、信和酒店(集團)有限公司董事及西北拓展有限公司董事長，同時亦是中華人民共和國第十屆全國人民代表大會代表、香港培華教育基金會常務委員會副主席、中華全國工商業聯合會旅遊業商會副會長、暨南大學校董、蘭州大學和中央民族大學名譽教授。

董事局報告

董事及高級管理人員簡歷（續）

獨立非執行董事（續）

劉漢銓，獲授金紫荊星章勳銜，太平紳士，現年58歲，於一九九七年三月起出任本公司之獨立非執行董事。劉先生為倫敦大學法律學士。現為執業律師及中國司法部委托公證人，亦是中國人民政治協商會議全國委員會常務委員、香港特區政府策略發展委員會委員及香港按揭證券有限公司董事。

鍾瑞明，獲授金紫荊星章勳銜，太平紳士，現年54歲，於二零零四年九月出任本公司獨立非執行董事。鍾先生持有香港中文大學工商管理碩士學位並為香港會計師公會及英國特許會計師公會資深會員。鍾先生現為亨達國際控股有限公司、泰盛國際（控股）有限公司、中國網通集團（香港）有限公司、美麗華酒店企業有限公司及玖龍紙業（控股）有限公司之現任獨立非執行董事。彼現時為第十屆中國人民政治協商會議全國委員會委員，並為香港城市大學校董會副主席、香港房屋委員會委員兼財務小組主席。

非執行董事

林家禮博士，現年46歲，於二零零四年九月出任本公司非執行董事。林博士現為正大企業國際有限公司之行政總裁兼副董事長，他亦是True Corporation Public Company Limited之董事，以及杰俐有限公司、和記港陸有限公司、資本策略投資有限公司、銘源醫療發展有限公司、黃河實業有限公司、遠東科技國際有限公司及財華社集團有限公司之獨立非執行董事。

高級管理人員

鄒慶平先生，現年57歲，於一九七九年加入本集團，現為本集團副總經理，負責本集團在香港及內地之生產及零售業務之行政及財務事宜。

馮慶庚先生，現年56歲，於一九七八年加入本集團，有超過35年的製衣經驗，現為本集團副總經理，負責在中國梭織成衣製造業務，並協助發展本集團在內地之零售業務。

董事局報告

董事及高級管理人員簡歷 *(續)*

高級管理人員 *(續)*

李逢泰先生，現年58歲，於一九八三年加入本集團，有超過35年的製衣經驗，為本集團針織部主管，負責針織部之生產，是針織部門公司之主要股東之一。

李逢樂先生，現年56歲，於一九八三年加入本集團，有超過35年的製衣經驗，為本集團針織部主管，負責針織部之行政及出口銷售業務。李先生是針織部門公司之主要股東之一。

張敏儀女士，現年55歲，於一九八二年加入本集團，負責本集團產品開發業務及市場推廣。張女士畢業於美國夏威夷大學並取得文學學士學位。在加入本集團前，曾出任美國一大百貨機構之營業及採購部經理。張女士是張慧儀女士之胞姊。

David Joseph BOTTA先生，現年46歲，為本集團在澳洲零售業務之行政總裁。Botta先生持有澳洲悉尼University of Technology商業學士學位。於二零零一年加入本集團前，曾於澳洲及歐洲擔任多個批發及零售行業的職位。

賴文深先生，現年44歲，於一九九一年加入本集團，現為本集團總會計。賴先生畢業於香港大學並取得社會科學學士學位，現為英國特許會計師公會資深會員及香港會計師公會會員，在加入本集團前，曾任職於一間國際會計師事務所及一間成衣公司多年。

梅守強先生，現年43歲，於一九九三年加入本集團。他於二零零五年十二月出任本公司之公司秘書。梅先生畢業於香港大學並取得社會科學學士學位，現為香港會計師公會會員，在加入本集團前，曾任職於多間香港公司，負責財務、人事及行政工作。

董事局報告

主要股東

於二零零五年十二月三十一日，根據證券及期貨條例第XV部第2及3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	身份	所持股份數目 好倉	淡倉	總數	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	389,528,000	6,600,000	396,128,000	37.749
Advancetex Holdings (BVI) Limited	實益擁有人	233,540,000	-	233,540,000	22.255
謝清海	(i) 實益擁有人	500,000	-	61,815,000	5.891
	(ii) 未滿18歲子女或配偶權益	240,000	-		
	(iii) 受控制公司之權益	61,075,000[1]	-		
Value Partners Limited	投資經理	61,775,000	-	61,775,000	5.887
Commonwealth Bank of Australia	受控制公司之權益	53,291,000	-	53,291,000[2]	5.078

附註：

1. 謝清海先生被視為擁有該等由Value Partners Limited(一間由其控制的公司)所持之股份權益。

2. 53,291,000股乃由Commonwealth Bank of Australia的多間全資附屬公司持有。

除上文披露者外，於二零零五年十二月三十一日，概無其他人士(本公司董事除外)，根據證券及期貨條例第XV部第2及3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

董事局報告

關連交易

於本年度內，本集團與以下公司進行下列關連及持續關連交易。本公司已根據上市規則第14A章的披露規定進行披露。

	附註	截至二零零五年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
支付租金	*(i)*		
Golden Sunshine Enterprises Limited		**3,839**	3,980
志成投資有限公司		**1,216**	1,177
G. S. (Yeungs) Limited		**759**	708
景添有限公司		**281**	276
港朋有限公司		**2,204**	2,195
輝年管理有限公司		**678**	681
		8,977	9,017
支付管理費	*(iii)*		
Golden Sunshine Enterprises Limited		**975**	1,019
G. S. Property Management Limited		**276**	276
		1,251	1,295
銷售成衣予：	*(ii)*		
Jeanswest Corporation (New Zealand) Limited		**6,069**	7,707
收取服務費：	*(iii)*		
Jeanswest Corporation (New Zealand) Limited		**7,988**	7,775

附註：

(i) 租金支出乃按照公開市場租金釐定。

(ii) 銷售成衣乃根據與本集團提供予主要客戶相若的條款進行。

(iii) 此管理服務費用乃按照兩方約訂之管理服務協議的條款收取，並根據所提供服務之成本釐定。

董事局報告

關連交易（續）

以上公司皆由楊釗太平紳士及楊勳先生控制，兩者均為本公司之董事。

本公司之獨立非執行董事已審核及確認，並認為以上所有與關連公司之交易皆在本集團一般及經常業務過程中根據公平及合理條款進行，該等交易均遵照已達成之合約條款。

公眾持股量

根據本公司從公開途徑可得之資料，及據董事所知，於本報告日期，本公司維持上市規則所規定之充足公眾持股量，即不少於本公司已發行股本25%。

購買、贖回或出售本公司之上市證券

於本年度內，本公司及其任何附屬公司概無購買、贖回或出售任何本公司之上市證券。

酬金政策

薪酬委員會審閱本集團全體董事及高級管理人員之薪酬政策及結構，並已考慮本集團之經營業績、個人表現及可供比較之市場數據資料。

本公司已採納一項新購股權計劃。該計劃之詳情載於財務報表附註32。

企業管治

本公司致力維持高水平的企業管治，並採納上市規則附錄十四所載之企業管治常規守則之守則條文。詳情載列於第21至27頁的企業管治報告內。

董事局報告

核數師

安永會計師事務所任滿告退，續聘任其為本公司核數師之決議案，將於即將舉行之股東週年大會上提呈。

承董事局命

楊釗太平紳士
董事長

香港
二零零六年四月二十日

核數師報告

ERNST & YOUNG
安永會計師事務所

致**旭日企業有限公司**
(在百慕達註冊成立之有限公司)
列位股東

本核數師已完成審核載於第43頁至第138頁按照香港公認會計原則編製之財務報表。

董事及核數師各自之責任

編制真實而公允之財務報表乃　貴公司董事之責任。在編製該等真實而公允之財務報表時，董事必須選擇及貫徹採用合適的會計政策。本核數師行之責任是根據審核工作的結果，對該等財務報表表達獨立意見，並按照百慕達一九八一年公司法第90條之規定，僅向　貴公司整體股東報告，除此之外，本報告不可作其他用途。本核數師行不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見基礎

本核數師行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團的具體情況，與及有否貫徹應用並充分地披露該等會計政策。

本核數師行在策劃和進行審核工作時，均以取得一切本核數師行認為必需之資料及解釋為目標，使本核數師行能獲得充份之憑證，就該等財務報表是否存有重要錯誤聲明，作出合理之確定。在作出意見時，本核數師行亦已衡量該等財務報表所載之資料在整體上是否足夠。本核數師行相信，本核數師行之審核工作已為下列意見建立合理之基礎。

意見

本核數師行認為，該等財務報表足以真實而公允地反映　貴公司及　貴集團於二零零五年十二月三十一日之財務狀況及　貴集團截至該日止年度的溢利和現金流量狀況，並已按照香港公司條例之披露規定而適當編製。

安永會計師事務所
執業會計師

香港，二零零六年四月二十日

合併損益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
收入	5	**3,802,398**	3,583,751
銷售成本		**(2,176,579)**	(2,032,440)
毛利		**1,625,819**	1,551,311
其他收入及收益	5	**132,132**	115,999
銷售及分銷成本		**(880,153)**	(763,654)
行政費用		**(475,901)**	(475,306)
其他經營費用		**(66,544)**	(79,295)
融資成本	7	**(9,481)**	(7,944)
應佔溢利及虧損：			
共同控制公司		**431**	1,794
聯營公司		**44,628**	20,034
除稅前溢利	6	**370,931**	362,939
稅項	10	**(79,446)**	(90,196)
本年溢利		**291,485**	272,743
屬於：			
本公司股權持有人	11	**242,809**	219,193
少數股東權益		**48,676**	53,550
		291,485	272,743
股息	12	**250,017**	132,077
		港仙	港仙
本公司股權持有人應佔每股盈利	13		
基本－本年溢利		**23.80**	21.91
攤薄後－本年溢利		**23.35**	21.59

合併資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
非流動資產			
物業、廠房及設備	14	**622,163**	497,356
投資物業	15	**2,500**	1,900
土地租賃預付款	16	**17,209**	17,618
應佔共同控制公司權益	18	**21,861**	28,336
應佔聯營公司權益	19	**213,813**	157,911
遞延税項資產	30	**14,525**	11,887
非流動資產總值		**892,071**	715,008
流動資產			
存貨	20	**560,535**	563,206
應收賬款及票據	21	**431,650**	276,877
預付款、按金及其他應收賬款		**179,103**	185,074
關連公司欠款	22	**1,072**	14,977
以公平價值計入損益的股本投資	23	**59,525**	-
已抵押存款	24	**21,784**	21,784
現金及現金等額	24	**1,266,197**	1,251,865
流動資產總值		**2,519,866**	2,313,783
流動負債			
應付賬款及票據	25	**481,649**	382,689
其他應付賬款及應付費用		**623,655**	659,151
計息銀行貸款及其他借款	27	**251,187**	126,040
應付税款		**226,803**	206,026
流動負債總值		**1,583,294**	1,373,906
流動資產淨值		**936,572**	939,877
總資產減流動負債		**1,828,643**	1,654,885
非流動負債			
計息銀行貸款及其他借款	27	**6,004**	25,061
少數股東長期貸款	29	**9,400**	9,400
遞延税項負債	30	**411**	1,057
非流動負債總值		**15,815**	35,518
資產淨值		**1,812,828**	1,619,367

合併資產負債表(續)

於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
權益			
本公司股權持有人應佔之權益			
已發行股本	31	**104,938**	100,058
儲備	33	**1,338,880**	1,265,134
擬派股息	12	**219,320**	105,061
		1,663,138	1,470,253
少數股東權益	33	**149,690**	149,114
權益總值		**1,812,828**	1,619,367

楊釗太平紳士
董事

楊勳
董事

合併股東權益變動表概要

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
於一月一日本公司股權持有人應佔權益			
如以往匯報		**1,473,060**	1,343,000
往年調整	33	**(2,807)**	(601)
重新列示		**1,470,253**	1,342,399
重估樓宇之盈餘淨額(重新列示)	33	**4,960**	3,024
換算海外公司財務報表之匯兌差額	33	**(14,147)**	7,697
未反映在合併損益賬內之淨收益/(虧損)		**(9,187)**	10,721
本公司股權持有人應佔溢利(重新列示)	33	**242,809**	219,193
發行新股份	31	**4,880**	-
發行新股份之股本淨溢價	33	**90,141**	-
已付股息	12	**(135,758)**	(102,060)
		202,072	117,133
於十二月三十一日本公司股權持有人應佔權益		**1,663,138**	1,470,253

合併現金流量表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
經營業務之現金流量			
除税前溢利		**370,931**	362,939
調整：			
融資成本	7	**9,481**	7,944
應佔共同控制公司及聯營公司溢利及虧損		**(45,059)**	(21,828)
利息收入	5	**(30,294)**	(14,451)
折舊	6	**123,865**	111,639
土地租賃預付款攤銷	6	**409**	409
永久配額攤銷	6	**-**	2,085
物業、廠房及設備減值／(回撥)	6	**(105)**	1,094
滯銷存貨撥備／(返還撥備)	6	**16,368**	(17,758)
出售／撇銷物業、廠房及設備之虧損	6	**25,204**	7,113
出售永久配額之溢利	6	**-**	(42)
出售聯營公司之虧損	6	**-**	714
淨公平價值收益：以公平價值計入損益的股本投資		**(7,050)**	-
重估樓宇之淨虧損／(盈餘)	6	**(213)**	2,685
應佔聯營公司權益減值	6	**11,106**	-
投資物業公平價值變動	6	**(600)**	(250)
外幣匯率變動之淨影響		**(1,044)**	4,236
營運資金變動前之經營溢利		**472,999**	446,529
減少／(增加)共同控制公司欠款		**(1,496)**	1,051
增加／(減少)欠共同控制公司款項		**6,111**	(4,376)
減少／(增加)聯營公司欠款		**(300)**	2,802
減少欠聯營公司款項		**(1,946)**	(7,213)
增加存貨		**(13,697)**	(33,829)
減少／(增加)應收賬款及票據		**(50,687)**	124,257
減少／(增加)預付款、按金及其他應收賬款		**6,170**	(24,755)
增加以公平價值計入損益的股本投資		**(52,475)**	-
減少／(增加)關連公司欠款		**13,905**	(13,398)
增加／(減少)應付賬款及票據		**98,960**	(25,572)
增加／(減少)其他應付賬款及應付費用		**(35,496)**	87,249
營運產生之現金		**442,048**	552,745

合併現金流量表(續)

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
營運產生之現金		**442,048**	552,745
利息收入	5	**30,294**	14,451
利息支出	7	**(9,307)**	(7,819)
融資租賃的利息部份	7	**(174)**	(125)
收取共同控制公司股息		**2,092**	1,694
收取聯營公司股息		**33,859**	13,623
繳納香港利得稅		**(28,580)**	(13,353)
繳納海外稅項		**(32,824)**	(12,224)
經營活動所得現金流入淨額		**437,408**	548,992
投資活動之現金流量			
購買物業、廠房及設備		**(280,962)**	(123,520)
購買永久配額		**-**	(920)
出售物業、廠房及設備所得款項		**2,349**	2,720
出售永久配額所得款項		**-**	42
投資聯營公司		**-**	(1,275)
出售聯營公司		**-**	600
貸款予聯營公司		**(50,447)**	(43,032)
增加原到期日超出三個月之無抵押定期存款		**(11,989)**	-
減少已抵押存款		**-**	15,433
投資活動所得現金流出淨額		**(341,049)**	(149,952)
融資活動之現金流量			
發行股本所得款項	31	**95,039**	-
發行股本費用	31	**(18)**	-
新增銀行貸款		**3,014**	39,210
償還銀行貸款		**(44,041)**	(93,045)
償還融資租賃貸款之本金部份		**(1,689)**	(1,938)
少數股東注資		**-**	496
已付股息		**(135,758)**	(102,060)
已付少數股東股息		**(49,887)**	(89,821)
增加/(減少)信託收據貸款		**48,515**	(26,029)
融資活動所得現金流出淨額		**(84,825)**	(273,187)
現金及現金等額增加淨額		**11,534**	125,853

合併現金流量表(續)

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
現金及現金等額增加淨額		**11,534**	125,853
於一月一日現金及現金等額		**1,239,238**	1,111,431
外幣兌換率變動之淨影響		**(7,694)**	1,954
於十二月三十一日現金及現金等額		**1,243,078**	1,239,238
現金及現金等額結存分析			
現金及銀行結存	24	**497,650**	523,313
原到期日少於三個月之無抵押定期存款		**756,558**	728,552
銀行透支	27	**(11,130)**	(12,627)
		1,243,078	1,239,238

資產負債表

二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元
非流動資產			
應佔附屬公司權益	17	**649,136**	770,899
流動資產			
其他應收帳款		**1,252**	453
現金及現金等額	24	**692,992**	597,031
流動資產總值		**694,244**	597,484
流動負債			
其他應付帳款及應付費用		**151**	140
流動資產淨值		**694,093**	597,344
資產淨值		**1,343,229**	1,368,243
權益			
已發行股本	31	**104,938**	100,058
儲備	33	**1,018,971**	1,163,124
擬派股息	12	**219,320**	105,061
權益總值		**1,343,229**	1,368,243

楊釗太平紳士	**楊勳**
董事	董事

財務報表附註

二零零五年十二月三十一日

1. 公司資料

旭日企業有限公司是一家成立於百慕達的股份有限公司。旭日企業有限公司之總辦事處及主要營業地點為香港九龍觀塘巧明街97號旭日集團大廈。

年內本集團經營日常便服之零售、出口及製造。

2.1. 編制基準

本財務報表乃按照香港會計師公會頒佈之香港財務報告準則(包括香港會計準則及註釋)、香港公認之會計原則及香港公司條例之披露要求編制。本財務報表除投資物業、部份物業、衍生財務工具按公平價值評估外，其他按歷史成本法編制。除特別註明外，本財務報表按港元千位列示。

合併基礎

合併財務報表包括截至二零零五年十二月三十一日止年度本公司及其附屬公司之財務報表，本公司就可能存在不同的會計政策而作出調整。計算合併附屬公司之經營業績從實際收購日獲得控制權開始直至結束控制權為止。本集團內各公司之間所有重大交易及往來賬餘額均於合併時抵銷。

少數股東權益為外部股東佔本公司之附屬公司之業績及淨資產中之權益。

財務報表附註

二零零五年十二月三十一日

2.2. 新訂及經修訂之香港財務報告準則之影響

以下新訂及經修訂之香港財務報告準則影響本集團，並首次應用於本年之財務報表。

香港會計準則1	財務報表之呈列
香港會計準則2	存貨
香港會計準則7	現金流量表
香港會計準則8	會計政策、會計估計的變動及差錯
香港會計準則10	結算日後事項
香港會計準則12	所得税
香港會計準則14	業務分類報告
香港會計準則16	物業、廠房及設備
香港會計準則17	租賃
香港會計準則18	收入
香港會計準則19	僱員福利
香港會計準則21	外幣匯率變動的影響
香港會計準則23	借款費用
香港會計準則24	關連人士的披露
香港會計準則27	綜合及獨立財務報表
香港會計準則28	投資聯營公司
香港會計準則31	應佔共同控制公司
香港會計準則32	財務工具：披露及呈列
香港會計準則33	每股盈利
香港會計準則36	資產減值
香港會計準則37	撥備，或有負債及或有資產
香港會計準則38	無形資產
香港會計準則39	財務工具：確認及計量
香港會計準則39(修訂)	財務資產及負債過渡及始初確認
香港會計準則40	投資物業
香港財務報告準則2	以股份為基礎的支出
香港財務報告準則3	業務合併
香港(詮釋常務委員會)詮釋21	所得税－無折舊資產的重估價值回收
香港會計師公會詮釋4	租賃－以租賃期限量度香港土地租賃

財務報表附註

二零零五年十二月三十一日

2.2. 新訂及經修訂之香港財務報告準則之影響 *(續)*

採納香港會計準則2、7、8、10、12、14、16、18、19、23、27、28、31、33、36、37及38，香港(詮釋常務委員會)詮釋21及香港會計師公會詮釋4，對本集團及本公司的會計政策及財務報表的計算方法並無重大影響。

採納香港會計準則1已影響合併資產負債表、合併損益表及合併股東權益變動表概要內少數股東權益之呈報及其他披露。在以往年度，合併損益表內列示的集團總稅項包含應佔聯營公司及共同控制公司稅項。採納香港會計準則1後，本集團應佔聯營公司及共同控制公司溢利則以除稅後淨利潤列示。

香港會計準則21對本集團並沒有重大影響。按過渡性條文，於二零零五年一月一日前業務合併所產生的商譽及其後之公平價值調整被視為本公司貨幣。而二零零五年一月一日後，任何因收購海外業務而產生的商譽、資產及負債的公平價值調整均視為海外營運，按香港會計準則21，採用年結結算匯率折算。

香港會計準則24擴大對關連人士的定義和影響本集團關連人士交易之披露。

財務報表附註

二零零五年十二月三十一日

2.2. 新訂及經修訂之香港財務報告準則之影響 *(續)*

採納其他香港會計準則的影響概述如下：

(a) 香港會計準則17－租賃

在以往年度，業主自用租賃土地及物業按估價扣除累計折舊及減值虧損列賬。

採納香港會計準則17後，本集團的土地及樓宇租賃權益分類為租賃土地及樓宇獨立入賬。預期於租賃期屆滿時，土地的產權將不會轉移至本集團，因此本集團的租賃土地被列為經營租約，並自物業、廠房及設備重新分類至土地租賃預付款，而樓宇繼續列作物業、廠房及設備內。土地經營租賃下之預付地價，最初按成本入賬並按租賃期作直線攤銷。若有關租賃付款未能可靠地分配為土地或樓宇部份，整筆租賃付款被列入物業、廠房及設備內以融資租賃樓宇列示。

以上變動的影響已列於本財務報表附註2.4。

(b) 香港會計準則32及39－財務工具

可追溯之貼現票據

在以往年度，本集團將可追溯之貼現票據列作或有負債。當採納香港會計準則39後，可追溯貼現票據因不符合財務資產之終止確認條件，而不再終止確認。相對地，作為貼現票據代價金的相關銀行借款已由二零零五年一月一日之後確認為負債。以上變動之影響已列於本財務報表附註2.4。

財務報表附註

二零零五年十二月三十一日

2.2. 新訂及經修訂之香港財務報告準則之影響*(續)*

(c) 香港會計準則40－投資物業

在以往年度，投資物業公平價值之變動撥入投資物業重估儲備。若該儲備總結餘不足以彌補重估值(以組合計算)所產生之減值，則重估減值超出儲備結餘之數額自損益表中扣除。其後出現之重估升值，將記入損益表，唯以早前自損益表中扣除的重估虧損為限。

採納香港會計準則40後，投資物業的公平價值變化所產生的收益及虧損於產生年內轉入損益表。

本集團投資物業有累計重估虧損，已於往年撥入損益表。採納香港會計準則40對合併損益表及滾存溢利並無影響。

(d) 香港財務報告準則2－以股份為基礎的支出

在以往年度，對於授予僱員(包括董事)的購股權等以股份支付的交易，將不作確認和計量，直至僱員行使購股權時，本公司把收到的發行金額撥入股本和股份溢價賬。

採納香港財務報告準則2之後，當僱員(包括董事)提供服務作為權益工具的對價時(「權益結算交易」)，與僱員的權益結算交易的成本以權益工具授予日的公平價值計量。

財務報表附註

二零零五年十二月三十一日

2.2. 新訂及經修訂之香港財務報告準則之影響 *(續)*

(d) 香港財務報告準則2－以股份為基礎的支出 *(續)*

本集團採納香港財務報告準則2之過渡條文，新計算制度不適用於(i)在二零零二年十一月七日或之前授予員工的購股權及(ii)於二零零二年十一月七日或之後授出但於二零零五年一月一日已歸屬的購股權成本。

本集團並沒有於二零零二年十一月七日至二零零四年十二月三十一日期間授出但於二零零五年一月一日尚未歸屬的員工購股權。採納香港財務報告準則2沒有對二零零三年及二零零四年十二月三十一日的滾存溢利，及本年度損益表造成任何影響。

(e) 香港財務報告準則3－業務合併

於過往年度，因二零零一年一月一日前的收購事項而產生的商譽及負商譽於收購當年在合併滾存溢利抵銷，且不會於收益表內確認，直至被收購業務出售或減值為止。

香港財務報告準則3的過渡條文已規定：以往年度與合併滾存溢利抵銷的商譽繼續保留在合併滾存溢利抵銷。

財務報表附註

二零零五年十二月三十一日

2.3. 已頒佈但未生效的香港財務報告準則之影響

本集團尚未採納下列已頒佈但尚未生效之新香港會計準則。除另有指明，該香港會計準則於二零零六年一月一日或以後開始的會計期間生效。

香港會計準則1（修訂）	資本披露
香港會計準則19（修訂）	精算損益，集團計劃及披露
香港會計準則39（修訂）	預測集團內公司間交易的現金流量對沖會計處理
香港會計準則39（修訂）	選擇以公平價值入賬
香港會計準則39 及香港財務報告準則4（修訂）	財務擔保合約
香港財務報告準則1及6(修訂)	首次採納香港財務報告準則及礦產資源勘探與評估
香港財務報告準則6	礦產資源的勘探與估價
香港財務報告準則7	財務工具：披露
香港(國際財務報告註釋委員會)一詮釋4	確定一項協議是否包含租賃
香港(國際財務報告註釋委員會)一詮釋5	解除、恢復及環境修復基金所產生權益之權利
香港(國際財務報告註釋委員會)一詮釋6	因參與特定市場產生的負債－廢棄電力及電子儀器

香港會計準則1修訂適用於二零零七年一月一日或之後開始的年度期間。經修訂準則將影響下列各項的披露，有關本集團管理資本的目標、政策及程序等非量化資料，有關本公司視為資本的量化數據；對任何資本要求的遵行情況；以及任何不合規情況的後果。

財務報表附註

二零零五年十二月三十一日

2.3. 已頒佈但未生效的香港財務報告準則之影響 *(續)*

香港財務報告準則7將取代香港會計準則32，並修訂了香港會計準則32財務報表的披露要求。該項香港財務報告準則適用於二零零七年一月一日或之後開始的年度期間。

根據有關財務擔保合約的香港會計準則39(修訂)，財務擔保合約先按公平價值確認，隨後按以下較高者計量：(i)根據香港會計準則37釐定的數額，及(ii)初步確認的數額，減去(倘適合)根據香港會計準則18確認的累計攤銷。

香港會計準則19(修訂)，有關預測集團內公司間交易的現金流量對沖會計處理的香港會計準則39(修訂)、香港財務報告準則1及6(修訂)、香港財務報告準則6、香港(國際財務報告註釋委員會)－詮譯5及6並不適用於本集團的活動。香港(國際財務報告註釋委員會)－詮釋6將適用於二零零五年十二月一日或以後開始的年度期間。

除上文所述外。本集團預期採納上述所列的準則不會對本集團於首次採納期間的財務報表造成任何重大影響。

財務報表附註

二零零五年十二月三十一日

2.4. 會計政策變更影響之撮要

(a) 對合併資產負債表的影響

新政策的影響 （增加／（減少））	採納影響 香港會計準則17# 土地租賃預付款 *港幣千元*	採納影響 香港會計準則39* 可追溯兌現票據 *港幣千元*	總計 *港幣千元*
於二零零五年一月一日			
資產			
物業、廠房及設備	(21,610)	-	(21,610)
土地租賃預付款	17,618	-	17,618
預付款按金及其他應收賬款	409	-	409
應收賬款及票據	-	104,086	104,086
			100,503
負債／權益			
計息銀行及其他貸款	-	104,086	104,086
滾存溢利	(1,163)	-	(1,163)
資產重估儲備	(1,643)	-	(1,643)
匯兌儲備	(1)	-	(1)
少數股東權益	(776)	-	(776)
			100,503
於二零零五年十二月三十一日			
資產			
物業、廠房及設備	(17,618)	-	(17,618)
土地租賃預付款	17,209	-	17,209
預付款按金及其他應收賬款	409	-	409
應收賬款及票據	-	83,115	83,115
			83,115
負債／權益			
計息銀行及其他貸款	-	83,115	83,115
			83,115

* *調整由二零零五一月一日開始生效*

\# *調整／呈列已追溯生效*

財務報表附註

二零零五年十二月三十一日

2.4. 會計政策變更影響之撮要（續）

(b) 對二零零四年一月一日及二零零五一月一日權益結餘的影響

	總計 *港幣千元*
新政策的影響－香港會計準則17土地租賃預付款	
於二零零四年一月一日	
資產重估儲備	(319)
匯兑儲備	(1)
滾存溢利	(281)
少數股東權益	328
	(273)
於二零零五年一月一日	
資產重估儲備	(1,643)
匯兑儲備	(1)
滾存溢利	(1,163)
少數股東權益	(776)
	(3,583)

財務報表附註

二零零五年十二月三十一日

2.4. 會計政策變更影響之撮要 *(續)*

(c) 對截至二零零四年及二零零五年十二月三十一日止年度合併損益表的影響

新政策影響	採納影響 香港會計準則1 應佔共同控制 公司及聯營公司 稅後溢利及虧損 *港幣千元*	香港會計 準則17 土地租賃 預付款 *港幣千元*	總計 *港幣千元*
於二零零五年十二月三十一日			
減少應佔共同控制公司溢利及虧損	(519)	-	(519)
減少應佔聯營公司溢利及虧損	(15,051)	-	(15,051)
減少稅款	15,570	-	15,570
增加土地租賃預付款攤銷	-	(409)	(409)
減少折舊	-	181	181
減少溢利	-	(228)	(228)
		港仙	*港仙*
減少每股基本盈利	-	(0.02)	(0.02)
減少每股攤薄盈利	-	(0.02)	(0.02)
於二零零四年十二月三十一日			
減少應佔共同控制公司溢利及虧損	(963)	-	(963)
減少應佔聯營公司溢利及虧損	(16,806)	-	(16,806)
減少稅款	17,769	-	17,769
增加樓宇重估虧損	-	(1,390)	(1,390)
增加土地租賃預付款攤銷	-	(409)	(409)
匯兑調整，淨額	-	(1)	(1)
減少折舊	-	181	181
減少少數股東權益	-	737	737
減少溢利	-	(882)	(882)
		港仙	*港仙*
減少每股基本盈利	-	(0.09)	(0.09)
減少每股攤薄盈利	-	(0.09)	(0.09)

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要

附屬公司

附屬公司為本公司直接或間接控制其財務及運作政策之公司，並從其經濟活動中獲得利益。

附屬公司之業績在本公司的損益賬中只計入已收及應收股息。應佔附屬公司權益乃按成本值扣除減值虧損列賬。

合營公司

合營公司指按合營協議成立，以獨立商業實體經營之公司，並由合營各方擁有其權益。

合營各方訂立之合營協議訂明合營夥伴之注資額、合營年期及解散時變現資產之基準。經營盈虧及剩餘資產分派將由合營各方按各自注資比例或合營協議之條款攤分。

合營公司在下列情況下將視為：

(a) 倘本集團通過直接或間接控制其超過半數的投票權或發行股本或控制其董事局，而獲得最終控制權，列作附屬公司；或

(b) 倘本集團並無對合營公司之經濟活動行使單方面控制權，但直接或間接擁有共同控制權，列作共同控制公司；或

(c) 倘本集團直接或間接長期持有合營公司之註冊資本不少於20%，且無擁有其單方面控制權或共同控制權，唯對其可行使重大影響力，則列作聯營公司；或

(d) 依據香港會計準則39，倘本集團直接或間接長期持有合營公司之註冊資本20%以下，且無擁有其共同控制權或對其可行使重大影響力，列作長期投資。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

共同控制公司

共同控制公司為在合營方共同控制下之公司，唯合營各方對共同控制公司之商業活動概無單方面控制權。

本集團應佔共同控制公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔共同控制公司權益乃根據權益會計法按本集團應佔共同控制公司之資產淨值扣除減值虧損，列入合併資產負債表內。

聯營公司

聯營公司乃本集團長期持有其不少於20%投票權及本集團之地位足以對其發揮重大影響力之公司，惟並非附屬公司及共同控制公司。

本集團應佔聯營公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔聯營公司權益乃根據權益會計法按本集團應佔聯營公司之資產淨值扣除減值虧損，列入合併資產負債表內。收購聯營公司產生之商譽而未被對銷或在合併儲備內撇銷，將成為本集團應佔聯營公司的一部份。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要*(續)*

商譽

收購附屬公司、聯營公司及共同控制公司所產生之商譽，乃指收購代價超逾於收購日應佔可辨別資產，負債及或有負債之公平價值。

往年已抵銷合併儲備之商譽

於二零零一年採納會計準則30<<業務合併>>前，收購產生之商譽於收購年度與合併儲備抵銷。採納香港財務準則3後，當出售產生該商譽之全部或部份業務時或商譽的現金單元出現減值迹像時，容許該商譽仍然與滾存溢利抵銷，而非反映於損益表內。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

資產減值

倘出現減值迹象或需要對一項資產(除存貨，遞延稅項資產，投資物業及商譽)進行年度減值測試時，則需要估計該資產的可回收金額。一項資產之可收回金額乃按資產或者現金單元的使用價值及其公平價值減出售費用兩者之中的較高者計算，並就個別資產確定，除非該項資產產生的現金流入在很大程度上未能獨立於其他資產或資產組別的現金流入，於此情況下，則可收回金額按該資產所屬現金產生單位釐定。

減值虧損僅於資產賬面價值超出其可收回金額時予以確認。在評估使用價值時，本集團會使用可反映目前市場對貨幣時間價值的評估及該資產特定風險評估之稅前折算率，估計日後現金流量的折讓現值。減值虧損於產生期間在損益表中扣除，惟當該資產以重估值為其賬面值時，減值虧損則按重估資產之有關會計政策入賬。

於每一個資產負債表日，對是否存在迹象表明以前年度確認之資產減值損失可能不復存在或已減少作出評估。若有該等迹象存在，應對資產之可回收金額作出估算。只有當用於確定該資產之可收回價值之估算發生變更時，才能轉回以前年度已確認之資產減值損失，但轉回之數額不應高於資產以前年度未確認減值損失時確定之賬面價值(扣除攤銷/折舊)。資產減值損失的轉回於發生時計入損益表，惟當該資產以重估值為賬面值時，減值虧損返還則按重估資產之有關會計政策入賬。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要（續）

關連方

在下列情況下，有關方將被視為本集團的關連方：

(a) 有關方直接或透過一名或多名仲介人間接：(i) 控制本集團，或受到本集團控制或共同控制；(ii)擁有本公司的權益，並可對本集團實施重大影響力；或(iii) 與他人共同擁有本集團的控制權；

(b) 有關方為聯營方；

(c) 有關方為共同控制實體；

(d) 有關方為本集團或其母公司的主要管理人員；

(e) 有關方為(a)或(d)項所述人士的直系親屬；或

(f) 有關方乃(d)或(e)項所述人士直接或間接控制、與他人共同控制或發揮重大影響力，或擁有重大投票權。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

物業、廠房及設備及折舊

除在建工程外，物業、廠房及設備乃按原值或估價減累計折舊及減值列賬。物業、廠房及設備成本包括其購買價及將資產達至運作狀況及位置以作其計劃之用途產生之任何直接應計成本。當物業、廠房及設備開始運作後的應計支出，如保養維修費用，一般於產生時在損益帳中扣除。若可清楚顯示上述費用能增加將來使用固定資產時帶來之經濟利益，且能作可靠估算，該等費用則會資本化，作為資產的額外成本。

本集團會定期對資產進行評估，以確保資產賬面值不會有重大偏離公平價值。由於重估物業、廠房及設備而產生的價值變動，將計入資產重估儲備。若以每項資產獨立計算後，其儲備總額不足以彌補重估虧損，差額將於損益帳中扣除。其後任何重估盈餘也直接反映在損益帳中,直至完全抵銷以往反映在損益表的不足額為止。當出售重估資產時，過往估值變現列入資產重估儲備內之部份將撥入保留溢利，以儲備變動方式列賬。

折舊之計算方法乃根據個別資產按估計可使用年期，以直線法撇銷其原值或估值，所用之主要年率如下：

永久業權土地	無
樓宇	1.67%－5%或按租約年期(以較短者為準)
租賃物業裝修	20%－25%或按租約年期(以較短者為準)
廠房設備及機器	10%－25%
傢俬設備、裝置及辦公室設備	10%－33%
汽車	20%－30%

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要*(續)*

物業、廠房及設備及折舊*(續)*

當一項物業、廠房及設備的各部份有不同可使用年期時，該項目各部份的成本或價值將按合理的基準劃分，並獨立計算折舊。

於每一個資產負債表結算日，就殘值、可使用年期及折舊方法進行覆核及調整(如適用)。

當資產被處置或不能為企業帶來未來經濟收益時，將終止確認其價值。一項物業、廠房和設備處置及報廢所產生之收益或損失按售出淨額減去該等資產之賬面淨值後之差額確認於損益表中。

在建工程乃指正在興建中之大廈，以原值扣除減值虧損而不予折舊入賬。原值包括興建之直接成本。在建工程於完成及可供使用時將重置為適當類別之物業、廠房及設備或投資物業。

投資物業

投資物業是指持有的土地及樓宇作為賺取租金或待資本升值用途，且不用作生產或提供貨品、服務或其他行政用途或正常業務銷售。該物業始初以成本列賬，包括交易費。其後於每年年結日按公平價值列賬以反映市值。

投資物業公平價值變動所產生的盈利或虧損，直接反映在該年度之損益表內。

當出售投資物業時，所產生的盈利或虧損，於出售年度之損益表內確認。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

租賃

凡將所有資產擁有權之收益及風險(法定業權除外)轉讓至本集團之租約均列作融資租賃。訂立融資租賃時，資產之原值按最低租賃付款之現值列作資本，並連同債務(不計利息部分)入賬，以反映購買及融資情況。資本化之融資租賃資產列入物業、廠房及設備內，並以租約年期或估計資產使用年期折舊(以較短者為準)。相關融資成本則直接反映在損益表中，以反映租賃期內的穩定支出。

凡租賃公司仍實際上保留資產擁有權之所有收益及風險之租約均列作經營租約。本集團作為出租人，租賃資產於非流動資產內列賬及此等經營租金收入以直線法按租約年期計入損益表內。本集團作為承租人，此等經營租金以直線法按租約年期由損益表內扣除。

土地租賃預付款始初以成本列賬，其後按其租賃年期以直線成本法確認。當租賃支出不能合理劃分為土地及物業部份，整個租賃支出將以融資租賃資產形式列作物業、廠房及設備處理。

投資及其他財務資產(適用於截至二零零五年十二月三十一日止年度)

根據香港會計準則39，財務資產可分類為以公平價值計入損益的財務資產、貸款及應收賬，如適用。當財務資產開始確認時，以公平價值加入直接應佔交易成本(如在公平價值不計入損益的情形下)。本集團在初步確認時釐定其財務資產的分類，並於每個結算日重新評估有關指定。

財務資產的定期購入及出售在交易日確認一交易日指本集團承諾購入或出售該資產之日。定期購入及出售是指財務資產的購入及出售需要按條例於指定期間內將資產送抵並投入市場。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

投資及其他財務資產(適用於截至二零零五年十二月三十一日止年度) *(續)*

以按公平價值計入損益的財務資產

持作買賣的財務資產歸類分「以公平價值計入損益的財務資產」。財務資產如以短期出售為目的而購買，則分類為持作買賣資產。此類投資收益及虧損在損益表內確認。

貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。該類資產以實際利率計算減值後之成本列賬。當終止確認為貸款及應收款、減值或攤銷過程中時，收益及虧損於損益表內確認。

公平價值

在有組織金融市場上買賣活躍的投資的公平價值，乃參考結算日收盤時市場的買入報價來釐定。就並無形成活躍市場的投資而言，其公平價值乃採用估值法釐定。有關方法包括採用近期的公平市場交易；參照大致相同的其他工具的現行市值；現金流量折現分析及期權定價模式。

財務資產減值(適用於截至二零零五年十二月三十一日止年度)

於各結算日，本集團會評估是否有客觀迹象表明一項財務資產或一類財務資產已減值。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

財務資產減值(適用於截至二零零五年十二月三十一日止年度) *(續)*

以攤銷成本計價的資產

倘有客觀迹象顯示以攤銷成本計價的貸款及應收款或持有至到期投資已出現減值虧損，虧損金額按資產的賬面價值與估計未來現金流量(不包括尚未產生的日後信貸損失)按財務資產原有實際利率(即初步確認時的實際利率)折現的現值之間的差額計算。資產的賬面值可直接調低或透過使用備抵賬抵減。有關減值虧損在損益中確認。

本集團首先評估客觀減值迹象是否個別存在於個別重大的財務資產，及個別或整體存在於並非個別重大的財務資產。倘本集團釐定以個別方式評估的財務資產(無論重大與否)並無存在客觀減值迹象，此項資產將被歸入具有類似信貸風險特徵的同類財務資產當中，及作整體減值評估。以個別方式進行減值評估的資產若確認或繼續確認減值虧損，則不會納入整體減值評估。

倘其後減值虧損金額減少，且有關減少客觀上與確認減值後發生的事件有關，則先前確認的減值虧損可予撥回。其後撥回的任何減值虧損於收益表確認，惟資產的賬面值不得超逾其於撥回當日的攤銷成本。

以成本計價的資產

倘有客觀迹象表明，因公平價值無法可靠計算而不以公平價值列賬的非上市股本工具，出現減值虧損，有關虧損金額按資產賬面值與估計未來現金流量按類似財務資產現行市場回報率折讓的現值之間的差額計算。該等資產的減值虧損不得撥回。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要（續）

終止確認財務資產（適用於截至二零零五年十二月三十一日止年度）

在下列情況下，終止確認財務資產（或（倘適合）部份財務資產或一組類似財務資產的一部份）：

- 收取資產現金流量的權利已到期；
- 本集團保留收取資產現金流量的權利，惟根據「轉手」安排有責任即時將有關金額悉數支付予第三方；或
- 本集團已轉讓其收取資產現金流量的權利，且(a)已基本轉讓資產的所有風險及回報，或(b)並無轉讓或保留資產的所有風險及回報，但已轉讓資產的控制權。

倘本集團已轉讓其收取資產現金流量的權利，但並無轉讓或保留資產的所有風險及回報，亦無轉讓資產的控制權，該資產按本集團持續參與有關資產的部份確認。倘以就已轉讓資產作出保證的形式持續參與有關資產，按資產原有賬面值與本集團可能須償還的最高代價金額兩者間的較低者計算。

倘以已轉讓資產的保證及／或購入購股權（包括現金結算購股權或相似撥備）的形式持續參與有關資產，本集團持續參與的部份為本集團可能購回的已轉讓資產的金額，惟倘為按公平價值列賬資產的保證認沽期權（包活現金結算購股權或相似撥備），則本集團持續參與的部份僅限於已轉讓資產的公平價值及購股權行使價（以較低者為準）。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

計息貸款及借貸

所有貸款及借貸初步按已收代價的公平值減直接應佔交易成本確認。

於初步確認後，計息貸款及借貸其後使用實際利率方法按攤銷成本計算。

收益及虧損乃於負債終止確認，以及透過攤銷過程後於溢利或虧損淨額中確認。

終止確認財務負債(適用於截至二零零五年十二月三十一日止年度)

當負債項下的責任獲解除或取消或屆滿時，終止確認財務負債。

倘現有財務負債被來自同一借款人但條款極不相同的另一項負債所取代，或對現有負債的條款進行大幅修改，上述更替或修訂將被視作終止確認原有負債及確認新負債，而有關賬面值的差額將確認為溢利或虧損。

衍生財務工具及對沖(適用於二零零五年十二月三十一日止年度)

本集團利用貨幣遠期合約、息率對換等衍生財務工具對沖其外幣及息率波動相關風險。該等衍生財務工具乃按訂立衍生工具合約當日的公平價值初步確認，其後按公平價值重新計量。當公平價值為正數時，該等衍生工具入賬列為資產，當公平價值為負數時，則列為負債。

不適用於對沖會計法的衍生工具的公平價值變動產生的任何損益、直接撥入年內溢利或虧損淨額。

貨幣遠期合約的公平價值仍經參考現時同類到期日合約的遠期匯率而釐定，息率對換合約的公平價值則參考同類工具的市場價值釐定。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

存貨

存貨乃按成本或可變現淨值兩者中之較低者列賬。成本以先進先出及加權平均法計算。如屬在製品及製成品，其成本包括直接材料、直接工資、及適當比例的間接成本。可變現淨值乃按估計售價減預期完成並出售所需之成本計算。

現金及現金等額

就合併現金流量表而言，現金及現金等額包括手持現金、活期存款及可隨時轉換為已知金額現金之短期高變現能力之投資(有關投資所受價值變動之風險並不重大，並於收購後三個月內到期)減去須於要求時還款及構成本集團現金管理之基本部份的銀行透支。

就資產負債而言，現金及現金等額指手持現金及銀行現金，包括定期存款，以及性質近似現金、使用不受限制之資產。

撥備

當因已發生的事件而產生現有法律或推定的責任，而日後解除責任時有可能須消耗資源時確認撥備，但估算責任所涉及的款額須能夠可靠地估算。

當折現的影響是重大時，則所能確認的撥備為於結算日，預期須用以清償責任的未來開支的現有價值。因時間過去而增加的已折現現有價值部份，均列入損益帳的財務成本內。

所得税

所得税包括當期及遞延税項。所得税於損益表內確認，如該項所得税與已於股東權益確認之項目有關，或與於股東權益不同期間入賬之項目有關，則於股東權益確認。

當期和以前年度的現時税項資產和負債按預期可收回或支付予税務機構的金額計算。

在結算日時資產與負債的税基與其在財務報告的賬面值之間的所有暫時性差異，須按負債法計提遞延税項撥備。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

所得税 *(續)*

所有應課税暫時性差異均會確認為遞延税項負債，惟下列則屬例外：

- 倘若遞延税項負債的起因是由於商譽，或在一宗非屬業務合併的交易中初步確認之資產或負債，與及在交易時，對會計利潤或應課税利潤或虧損均無影響；及

- 對於涉及附屬公司，聯營公司及合營企業權益之投資的應課税暫時性差異而言，倘若撥回暫時性差異的時間可以控制，以及暫時性差異不甚可能在可見將來撥回。

對於所有可於税務上扣減之暫時性差異、承前未用税項資產及未用税項虧損，若日後有可能出現應課税利潤，可用以抵扣該等可扣減暫時性差異、該等承前未用税項資產及未用税項虧損確認為遞延税項資產，惟應注意下列各點：

- 倘若有關可扣減暫時性差異的遞延税項資產的起因，是由於在一宗非屬業務合併的交易中初步確認資產或負債，而且在交易時，對會計利潤或應課税利潤或虧損均無影響，則屬例外；及

- 對於涉及附屬公司、聯營公司及合營企業權益之投資的可扣減暫時性差異而言，只有在暫時性差異有可能在可見將來撥回，而且日後有可能出現應課税利潤，可用以抵扣該等暫時性差異時，方會確認遞延税項資產。

遞延税項資產的賬面值在每個結算日予以審閱。若不再可能有足夠應課税利潤用以抵扣相關税項資產的全部或部分，則扣減遞延税項資產賬面值。相反，在可能有足夠應課税利潤用以抵扣相關税項資產的全部或部份時，則確認過往不予確認的遞延税項資產。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要（*續*）

所得稅（*續*）

遞延稅項資產及負債乃按變現資產或清償負債時預期適用的稅率衡量，並以結算日當日已經生效或大致上已生效的稅率（及稅法）為基準。

遞延稅項資產及負債只可在現行稅項資產及負債有合法權利，以及遞延稅項乃關乎同一應課稅實體及統一稅務機關情況下，方可互相抵銷。

收入確認

收入乃本集團預計可獲得經濟利益及收入能可靠地計算時才確認入賬，基礎如下：

(a) 銷售貨品，當擁有權之重大風險及收益已轉予買方，惟本集團對該等出售貨品並無維持一般與業權有關之管理權，亦無實際控制權；

(b) 佣金收入，當該等服務提供時；

(c) 暫時轉讓永久配額之收入，不論是已收或未收，當與第三者訂立法律上有約束力、無條件及不可撤銷之轉讓合約時；

(d) 利息收入，以權債發生為基礎，財務資產的淨賬面值以實際利率折現該財務工具估計之未來現金流計算。

(e) 租金收入，按租約年期內以直線法計算；及

(f) 股息收入，於確立股東收款權利時確認。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要(*續*)

僱員福利

以股份為基礎的支出(適用於二零零二年十一月七日或之前授予員工之購股權)

本公司管理一項購股計劃的目的，是為了合資格參與者對本集團業務作出貢獻給予彼等獎勵及報酬。本集團內的員工(包括董事)以權益工具對價交易作為提供服務報酬(權益結算交易)。

本集團採納香港財務報告準則2之過渡條文。新政策不適用於二零零二年十一月七日前授予員工之購股權。

對於二零零二年十一月七日或之前授予員工的購股權之財務影響，並沒有於本公司或本集團內之資產負債表內反映直至行使購股權，其成本亦沒有於損益表或資產負債表內確認。當行使購股權時，本公司將以股本面值增加股本，而行使價值超出股本面值部份將以股本溢價方式於本公司內確認。於行使日期前取消或失效之購股權均由尚未行使購股權之名冊內剔除。

退休福利計劃

根據強制性公積金條例，本集團為所有合資格參加之僱員管設一個界定供款強制性公積金退休福利計劃(「強積金計劃」)。按照強積金計劃之規章，供款乃按參與之僱員基本薪酬的某一百份比計算，並於應付供款時自損益表扣除。強積金計劃之資產與本集團資產分開處理，另由一個獨立運作之基金管理。本集團之僱主供款一旦注入強積金計劃即悉數歸屬僱員，僱主自願供款部份除外。倘僱員於可獲得僱主之自願供款部分前離職，該部分按強積金計劃規定退回本集團。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要（*續*）

僱員福利（*續*）

退休福利計劃（續）

在強積金計劃實施前，本集團為所有僱員提供兩項界定供款退休福利計劃，該計劃之資產乃與本集團之資產分開，獨立管理。根據其中一項計劃，僱主及僱員之供款於一九九四年一月暫停，惟管理人根據該計劃之規則繼續管理及投資該計劃之資產，並按該計劃之條款向僱員付款。根據另一計劃，合資格僱員乃按其薪金之指定百份比計算供款，並於彼等支付時按該計劃條款計入損益表內。倘僱員於可獲得僱主之全部供款前退出該計劃，其未能領取之款額可用作減低本集團日後應支付之供款。此計劃於二零零零年十二月一日後仍然運作。

本集團需為中國國內營運之附屬公司之僱員對地方政府營運之中央退休金計劃作出供款。國內附屬公司需根據員工薪金百分比供款至中央退休金計劃。根據中央退休金計劃的規定，供款視作應付款項及記賬於損益結算表內。

僱傭條例長期服務金

本集團若干僱員已在本集團服務若干年期，可在被終止僱傭合約時根據香港僱傭條例享有長期服務金。若終止僱傭合約符合僱傭條例中列明的情況，本集團將需付出有關的長期服務金。

本集團已就將來可能需要付出的長期服務金作出撥備。此撥備的計算基於僱員將來獲得款項的最佳預測，並由其在本集團開始服務起計至結算日。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

股息

董事建議派付之末期股息於資產負債表之資本及儲備項下，列作保留溢利之獨立分配，直至股東於股東週年大會批准派付該等股息。倘該等股息獲股東批准，並予以宣派，則確認為負債入賬。

中期股息由本公司同時建議及宣派，因本公司之公司細則授權董事宣派中期股息之權利。故此，中期股息於建議派付及宣派時隨即確認為負債。

外幣

本財務報表以港元呈列，此仍本公司之功能及呈列貨幣。本集團各實體的財務報表所列項目，乃按該實體自行決定之功能貨幣計量。外幣交易均按交易日當日之匯率換算為功能貨幣。外幣計值的貨幣資產及負債以結算日匯率換為功能貨幣。除已提供海外投資作對沖的外幣借貸外，所有匯兑差異均轉入損益項目。對沖項目則轉入權益項目直至出售該投資時，才於損益表內確認。借貸相關税項所產生的匯兑差異亦視作權益處理。非貨幣項目按歷史成本計量，以始初交易日匯率換算。以公平價值計量的外幣非貨幣項目以決定公平價值該日的匯率換算。

部份海外附屬公司、共同控制公司及聯營公司採用港元以外貨幣作為功能貨幣。於合併時已採用結算日匯率將該實體的資產及負債項目換算成本公司的呈列貨幣，而損益表則按年內之加權平均匯率換算為港元。由此產生之匯兑差額列入外匯變動儲備。當出售外幣實體時，相關已確認於權益內之累計金額將撥入收益表。

財務報表附註

二零零五年十二月三十一日

2.5. 主要會計政策概要 *(續)*

外幣 *(續)*

計算合併現金流量表時，海外附屬公司現金流轉以現金流動當日的匯率換算為港元。頻繁的海外附屬公司經常性現金流轉，以年內之加權平均匯率換算為港元。

3. 重大會計判斷及估計

判斷

在採納本集團之會計政策的過程中，管理層已作出下列判斷，除該等涉及估計數字外，此等判斷對財務報表已確認的數額均有重大影響：

經營租約承擔－作為出租人

本集團擁有商業物業作投資組合。本集團釐定擁有該以經營租約形式出租物業業權之風險及收益。

投資物業及自用物業分類

本集團已定立是否將物業界定為投資物業的判斷基礎。投資物業視為用作賺取租金或待資本升值用途或兩者皆是。因此，本集團認為物業產生之現金流獨立於本集團其他資產。

有些物業由賺取租金或待資本升值的部份及用作生產或提供貨品或服務或其他行政用途的部份組成。如這些部分能獨立出售(或以融資方式出租)，本集團將各部份獨立入賬。如這些部份不能獨立出售，該物業只有在少部份用作生產或提供貨品或服務或其他行政用途的情況下，才被視為投資物業。

本集團已對每項物業作出判斷，決定物業之附屬設施是否重大，令物業不符合資格列為投資物業。

財務報表附註

二零零五年十二月三十一日

3. 重大會計判斷及估計 *(續)*

估計涉及的不確定性

於結算日，關於將來的關鍵假設及其他估計不確定性的主要原因闡述如下，此等假設及不確定性原因可能導致資產及負債賬面值於下一財政年度內出現重大調整。

遞延税項資產的實現性估算

本集團覆閱於結算日之遞延税項資產賬面值，以評估是否有足夠的應課税利潤用以抵扣全部或部份遞延税項資產。該估算需要本集團對相關納税實體將來的課税利潤作出評估。於二零零五年十二月三十一日，遞延税項賬面值為14,525,000港元。(二零零四年：11,887,000港元)。詳情載列於附註30。

4. 分類資料

分類資料以兩種分類模式呈列：(i)按業務分類呈報之主要分類模式；(ii)按地域分類呈報之次要分類模式。

本集團之經營業務按經營性質，提供之商品及服務性質而劃分架構及管理。本集團轄下各業務分類代表一項策略性商業單元。此單元提供之商品及服務所承擔之風險及獲得之回報有別於其他業務類別。業務分類之概略如下：

(a) 零售業務經營零售日常便服；

(b) 出口業務生產及出口成衣；及

(c) 其他業務，主要為布料買賣及其它業務。

在確定本集團之地域分類時，收益按顧客所處地區分類，資產則按資產所在地分類。

財務報表附註

二零零五年十二月三十一日

4. 分類資料(續)

本年度並沒有業務間的銷售及轉撥(二零零四年：無)

(a) 業務分類

下表分別列出於二零零四年及二零零五年十二月三十一日之本集團以業務分類之收入，盈利及若干資產、負債及開支資料。

本集團

	零售業務		出口業務		其他		合併	
	二零零五年 港幣千元	二零零四年 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元 (重新列示)
分類收入：								
向外間顧客銷貨	**2,492,489**	2,277,659	**1,148,110**	1,144,528	**161,799**	161,564	**3,802,398**	3,583,751
其他收入及收益	**30,636**	33,785	**46,189**	51,383	**9,104**	14,170	**85,929**	99,338
總計	**2,523,125**	2,311,444	**1,194,299**	1,195,911	**170,903**	175,734	**3,888,327**	3,683,089
分類業績	**221,730**	218,945	**86,264**	100,501	**6,657**	33,503	**314,651**	352,949
利息收入及未分配收入							**46,203**	16,661
未分配費用							**(25,501)**	(20,555)
融資成本							**(9,481)**	(7,944)
應佔溢利及虧損：								
共同控制公司	**-**	-	**(338)**	709	**769**	1,085	**431**	1,794
聯營公司	**-**	(12,119)	**44,628**	32,153	**-**	-	**44,628**	20,034
除稅前溢利							**370,931**	362,939
稅項							**(79,446)**	(90,196)
本年溢利							**291,485**	272,743

財務報表附註

二零零五年十二月三十一日

4. 分類資料（續）

(a) 業務分類（續）

本集團

	零售業務		出口業務		其他		合併	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元 (重新列示)
資產及負債：								
分類資產	**717,032**	678,041	**782,249**	670,919	**182,204**	194,066	**1,681,485**	1,543,026
應佔共同控制公司權益	**-**	-	**3,745**	11,173	**18,116**	17,163	**21,861**	28,336
應佔聯營公司權益	**84,292**	44,029	**129,521**	113,882	**-**	-	**213,813**	157,911
未分配資產							**1,494,778**	1,299,518
總資產							**3,411,937**	3,028,791
分類負債	**531,014**	455,258	**433,402**	374,862	**124,095**	213,451	**1,088,511**	1,043,571
未分配負債							**510,598**	365,853
總負債							**1,599,109**	1,409,424
其他分類資料：								
折舊及攤銷	**66,033**	55,334	**47,875**	51,604	**10,366**	7,195	**124,274**	114,133
實現在損益表內之淨減值／(返還減值)	**416**	-	**(521)**	1,094	**-**	-	**(105)**	1,094
實現在損益表內之重估虧損／(盈餘)	**-**	-	**72**	1,135	**(285)**	1,550	**(213)**	2,685
投資物業公平價值變動	**-**	-	**-**	-	**(600)**	(250)	**(600)**	(250)
其他非現金支出／(收入)	**39,325**	5,593	**12,004**	(18,891)	**(8,683)**	3,325	**42,646**	(9,973)
資本開支	**114,970**	84,430	**37,475**	26,386	**128,517**	13,624	**280,962**	124,440
實現在股東權益內之重估盈餘	**-**	-	**(917)**	(2,978)	**(4,043)**	(46)	**(4,960)**	(3,024)

財務報表附註

二零零五年十二月三十一日

4. 分類資料(續)

(b) 地區分類

下表分別列出於二零零四年及二零零五年十二月三十一日之本集團以地區分類之收入，若干資產及開支資料。

本集團

	中國內地 二零零五年 港幣千元	香港 二零零五年 港幣千元	美國 二零零五年 港幣千元	澳洲及紐西蘭 二零零五年 港幣千元	加拿大 二零零五年 港幣千元	其他 二零零五年 港幣千元	合併 二零零五年 港幣千元
分類收入：							
向外間顧客銷貨	1,781,836	118,004	934,090	785,207	80,793	102,468	3,802,398
其他分類資料：							
分類資產	992,000	84,282	226,363	179,038	11,472	188,330	1,681,485
資本開支	213,183	2,821	-	44,670	-	20,288	280,962

財務報表附註

二零零五年十二月三十一日

4. 分類資料 *(續)*

(b) 地區分類 *(續)*

本集團

	中國內地 二零零四年 *港幣千元*	香港 二零零四年 *港幣千元*	美國 二零零四年 *港幣千元*	澳洲及 紐西蘭 二零零四年 *港幣千元*	加拿大 二零零四年 *港幣千元*	其他 二零零四年 *港幣千元*	合併 二零零四年 *港幣千元* (重新列示)
分類收入：							
向外間顧客銷貨	1,510,634	135,643	953,691	806,926	83,646	93,211	3,583,751
其他分類資料：							
分類資產	972,631	55,099	127,862	205,069	9,829	172,536	1,543,026
資本開支	80,755	1,854	-	38,759	-	3,072	124,440

財務報表附註

二零零五年十二月三十一日

5. 收入，其他收入及收益

收入，同時為本集團之營業額，指扣除退貨、貿易折扣及集團內部交易後之銷貨發票淨值，及暫時轉永久配額之已收及應收收益。

以下業務的收益列入收入內：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
收入		
零售日常便服	**2,492,489**	2,277,659
成衣出口	**1,148,110**	1,144,528
布料貿易及其它業務	**161,799**	161,564
	3,802,398	3,583,751
其他收入		
銀行利息收入	**30,294**	14,451
服務及加工服務費收入	**19,524**	32,961
其他銷售收入	**1,402**	4,406
佣金及管理費收入	**5,886**	14,165
裝修工程收入	**5,353**	1,828
租金總收入	**204**	204
其他	**34,163**	27,522
	96,826	95,537
收益		
滙兑差異，淨額	**10,573**	17,508
公平價值收益，淨額：		
以公平價值計入損益的股本投資	**13,853**	-
衍生工具－不列作風險對沖的交易	**8,370**	-
其他	**2,510**	2,954
	35,306	20,462
	132,132	115,999

財務報表附註

二零零五年十二月三十一日

6. 除税前溢利

本集團除税前溢利已扣除／(計入)下列各項：

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
銷售存貨成本*		**2,176,579**	2,032,440
折舊	14	**123,865**	111,639
攤銷土地租賃預付款	16	**409**	409
永久配額攤銷**		**-**	2,085
經營租約之最低租金：			
土地及樓宇		**403,021**	321,830
廠房及機器		**198**	592
		403,219	322,422
核數師酬金		**6,312**	4,886
員工福利費用(包括董事酬金，*附註8*)：			
工資及薪金		**657,877**	624,933
退休金供款		**16,652**	16,443
減：退還沒收供款		**(112)**	(399)
退休金淨供款***		**16,540**	16,044
		674,417	640,977
物業、廠房及設備減值／(回撥)	14	**(105)**	1,094
出售／撇銷物業、廠房及設備之虧損		**25,204**	7,113
重估樓宇之淨虧損／(盈餘)	14	**(213)**	2,685
投資物業之公平價值變動	15	**(600)**	(250)
出售永久配額之收益		**-**	(42)
出售聯營公司之虧損		**-**	714
滯銷存貨撥備／(返還撥備)		**16,368**	(17,758)
應佔聯營公司之減值#		**11,106**	-
投資物業的總租金收入		**(204)**	(204)
賺取租金收入之投資物業所產生之直接營運費用(包括維修及保養)		**10**	9

財務報表附註

二零零五年十二月三十一日

6. 除税前溢利 *(續)*

* *銷售之存貨成本及銷售成本包括滯銷存貨撥備返還16,368,000港元(二零零四年：滯銷存貨撥備17,758,000港元)。*

** *以往年度之永久配額攤銷已列入合併損益表內。*

*** *於二零零五年十二月三十一日，本集團已無沒收供款可供減少來年公積金計劃供款(二零零四年：無)。*

\# *應佔聯營公司之減值已列入合併損益表之其他經營費用內。*

7. 融資成本

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
於五年內償還之銀行貸款及銀行透支利息支出	**9,307**	7,819
融資租賃利息支出	**174**	125
	9,481	7,944

財務報表附註

二零零五年十二月三十一日

8. 董事酬金

依照上市規則及公司條例第161條列報的董事酬金如下：—

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
袍金	**400**	250
執行董事的其他酬金：		
薪金、津貼及實物利益	**6,729**	6,246
與業績掛鉤花紅	**11,295**	7,412
退休金供款	**271**	261
	18,295	13,919
	18,695	14,169

(a) 獨立非執行董事

於本年內支付及應付予獨立非執行董事袍金如下：—

	二零零五年	二零零四年
	港幣千元	*港幣千元*
王敏剛　銅紫荊星章　太平紳士	**100**	100
劉漢銓　金紫荊星章　太平紳士	**100**	100
鍾瑞明　金紫荊星章　太平紳士	**100**	25
	300	225

年內概無向獨立非執行董事支付其它報酬(二零零四年：無)。

財務報表附註

二零零五年十二月三十一日

8. 董事酬金（續）

(b) 執行董事及非執行董事

	袍金 港幣千元	薪金、津貼及實物利益 港幣千元	與業績掛鈎花紅 港幣千元	退休金供款 港幣千元	總酬金 港幣千元
二零零五年					
執行董事：					
楊釗博士 銀紫荊星章 太平紳士	-	60	3,290	3	3,353
楊勳先生	-	1,731	3,544	46	5,321
楊浩先生	-	1,051	294	53	1,398
鮑仕基先生	-	1,694	2,785	72	4,551
許宗盛太平紳士	-	1,200	455	60	1,715
張慧儀女士	-	660	927	33	1,620
陳永根先生	-	333	-	4	337
張興基先生	-	-	-	-	-
	-	6,729	11,295	271	18,295
非執行董事：					
林家禮博士	100	-	-	-	100
	100	6,729	11,295	271	18,395
二零零四年					
執行董事：					
楊釗博士 銀紫荊星章 太平紳士	-	60	10	3	73
楊勳先生	-	1,716	3,390	46	5,152
楊浩先生	-	1,021	260	51	1,332
鮑仕基先生	-	1,631	2,495	70	4,196
許宗盛太平紳士	-	1,200	447	60	1,707
張慧儀女士	-	618	810	31	1,459
	-	6,246	7,412	261	13,919
非執行董事：					
林家禮博士	25	-	-	-	25
	25	6,246	7,412	261	13,944

年內概無任何安排使任何董事已放棄或同意放棄其酬金。

財務報表附註

二零零五年十二月三十一日

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零四年：兩位)董事，彼等酬金之資料已於上文附註8中披露。其餘三位(二零零四年：三位)最高薪非董事雇員之酬金詳情如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
薪酬、津貼及實物利益	**5,531**	5,003
與業績掛鈎花紅	**9,503**	3,239
退休金供款	**522**	132
	15,556	8,374

最高薪非董事僱員之酬金按下列組別歸類為：

	僱員人數	
	二零零五年	二零零四年
2,000,001港元－2,500,000港元	**-**	1
2,500,001港元－3,000,000港元	**-**	1
3,000,001港元－3,500,000港元	**-**	1
3,500,001港元－4,000,000港元	**1**	-
4,500,001港元－5,000,000港元	**1**	-
7,000,001港元－7,500,000港元	**1**	-
	3	3

財務報表附註

二零零五年十二月三十一日

10. 税項

香港利得税乃根據年內源自香港之估計應課税溢利按税率17.5%(二零零四年：17.5%)作出撥備。其他地區之應課税溢利之税項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行税率計算。

	二零零五年 *港幣千元*	二零零四年 *港幣千元* (重新列示)
本集團		
本年－香港		
年內支出	**21,131**	23,568
過往年度撥備不足／(超額撥備)	**1,690**	(237)
本年－其他地區	**60,729**	79,445
遞延(*附註30*)	**(4,104)**	(12,580)
本年度税項支出	**79,446**	90,196

財務報表附註

二零零五年十二月三十一日

10. 税項 *(續)*

下表列出本公司及其主要附屬公司、共同控制公司及聯營公司按註冊成立所在地之法定税率計算並適用於除税前盈利之税項支出，以及按實際税率計算之税項支出進行對賬；並就適用税率(即法定税率)以及實際税率進行對賬：

	本集團			
	二零零五年		二零零四年	
	港幣千元	%	*港幣千元*	%
除税前溢利	**370,931**		362,939	
按法定税率計算税項	**64,912**	**17.5**	63,514	17.5
其他國家較高税率	**41,433**	**11.1**	46,241	12.8
就過往年度之税項作本年調整	**1,690**	**0.4**	(237)	(0.1)
應佔共同控制及聯營公司溢利及虧損	**(7,885)**	**(2.1)**	(2,889)	(0.8)
毋須繳納税項之收入	**(20,507)**	**(5.5)**	(9,164)	(2.5)
不可扣税之支出	**3,192**	**0.9**	4,935	1.4
使用過往期間税項虧損	**(3,686)**	**(1.0)**	(16,698)	(4.6)
沒有確認之税項虧損	**5,378**	**1.4**	5,419	1.5
其他	**(5,081)**	**(1.3)**	(925)	(0.3)
按實質税率計算之税項支出	**79,446**	**21.4**	90,196	24.9

根據中國税法，在中國內地運作的公司需按中國會計規則編制之法定財務報告內反映之應課税利潤，按税率33%繳納企業所得税。

中外合資企業需繳納國家所得税(30%)及地方所得税(3%)。就國家所得税，該等企業可於其經營之首兩個／三個盈利年度豁免企業所得税，並於隨後三年／四年內獲減免50%企業所得税。

在澳洲成立及營運的附屬公司之應課税溢利為30%。年內已按澳洲產生之預估評税溢利計提所得税。

合併損益表內應佔共同控公司及聯營公司溢利及虧損之賬面值已分別包含應佔控制公司及聯營公司税項519,000港元(二零零四年：963,000港元)及15,051,000港元(二零零四年：16,806,000港元)

財務報表附註

二零零五年十二月三十一日

11. 本公司股權持有人應佔溢利

截止二零零五年十二月三十一日止年度，在本公司財務報表內處理的本公司股權持有人應佔溢利為15,723,000港元(二零零四年：184,641,000港元)(附註33)。

12. 股息

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
中期－每股普通股2.90港仙 (二零零四年: 2.70港仙)*(附註33)*	**30,432**	27,016
二零零四年末期股息計提不足*(附註33)*	**265**	-
	30,697	27,016
擬派發末期－每股普通股10.90港仙 (二零零四年：10.50港仙)*(附註33)*	**114,382**	105,061
擬派發特別－每股普通股10.00港仙 (二零零四年：無)*(附註33)*	**104,938**	-
	219,320	105,061
	250,017	132,077

本年度建議末期及特別股息須經本公司股東在即將舉行之股東周年大會批准，方才作實。

財務報表附註

二零零五年十二月三十一日

13. 本公司股權持有人應佔每股盈利

每股基本盈利乃根據本公司股權持有人應佔溢利及於年內已發行普通股之加權平均股數計算。

每股攤薄盈利乃根據本公司股權持有人應佔溢利計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股之加權平均股數，與假設年內所有購股權被行使而無償發行的普通股加權平均數之總和。

財務報表附註

二零零五年十二月三十一日

13. 每股盈利（續）

計算每股基本及攤薄盈利根據如下：

	二零零五年 港幣千元	二零零四年 港幣千元 （重新列示）
盈利		
用於計算每股基本及攤薄盈利的股權持有人應佔溢利	**242,809**	219,193

	股數 二零零五年 千位	 二零零四年 千位
股份		
用於計算每股基本盈利的年內已發行普通股之加權平均股數	**1,020,029**	1,000,584
攤薄影響－普通股加權平均股數：購股權	**19,660**	14,550
	1,039,689	1,015,134

財務報表附註

二零零五年十二月三十一日

14. 物業、廠房及設備

本集團

	樓宇 港幣千元 (重新列示)	租賃物業裝修 港幣千元	廠房設備及機器 港幣千元	傢俬裝置辦公室及設備 港幣千元	汽車 港幣千元	在建工程 港幣千元	總計 港幣千元 (重新列示)
二零零五年十二月三十一日							
於二零零四年十二月三十一日及二零零五年一月一日							
按成本或估值	101,261	237,521	431,835	286,802	46,381	5,346	1,109,146
累計折舊及減值	-	(142,780)	(250,615)	(187,525)	(30,870)	-	(611,790)
淨賬面值	101,261	94,741	181,220	99,277	15,511	5,346	497,356
於二零零五年一月一日扣除累計折舊及減值後淨值	101,261	94,741	181,220	99,277	15,511	5,346	497,356
新增	68,685	69,349	25,091	53,045	4,421	60,967	281,558
出售/撇銷	(391)	(21,808)	(1,216)	(3,069)	(1,069)	-	(27,553)
重估盈餘	6,101	-	-	-	-	-	6,101
年內折舊	(4,005)	(34,314)	(43,333)	(37,900)	(4,313)	-	(123,865)
返還減值/(減值)	-	162	31	(29)	(59)	-	105
匯兑調整	(4,504)	(436)	(2,663)	(3,558)	(378)	-	(11,539)
於二零零五年十二月三十一日扣除累計折舊及減值後淨值	167,147	107,694	159,130	107,766	14,113	66,313	622,163
於二零零五年十二月三十一日							
按成本或估值	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767
累計折舊及減值	-	(151,761)	(285,368)	(188,138)	(33,337)	-	(658,604)
淨賬面值	167,147	107,694	159,130	107,766	14,113	66,313	622,163
成本及估值分析:							
按成本	-	259,455	444,498	295,904	47,450	66,313	1,113,620
按估值	167,147	-	-	-	-	-	167,147
	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767

財務報表附註

二零零五年十二月三十一日

14. 物業、廠房及設備*(續)*

本集團

	樓宇 *港幣千元* (重新列示)	租賃物業裝修 *港幣千元*	廠房設備及機器 *港幣千元*	傢俬裝置辦公室及設備 *港幣千元*	汽車 *港幣千元*	在建工程 *港幣千元*	總計 *港幣千元* (重新列示)
二零零四年十二月三十一日							
於二零零三年十二月三十一日及二零零四年一月一日							
按成本或估值	105,297	252,388	415,880	262,119	45,768	108	1,081,560
累計折舊及減值	(5,330)	(165,433)	(218,302)	(169,468)	(30,895)	-	(589,428)
淨賬面值	99,967	86,955	197,578	92,651	14,873	108	492,132
於二零零四年一月一日扣除累計折舊及減值後淨值	99,967	86,955	197,578	92,651	14,873	108	492,132
新增	94	40,053	31,244	39,029	5,632	7,865	123,917
出售/撇銷	(1,346)	(1,867)	(2,682)	(3,352)	(586)	-	(9,833)
轉讓	2,142	485	-	-	-	(2,627)	-
重估盈餘	2,063	-	-	-	-	-	2,063
年內折舊	(3,682)	(30,984)	(41,093)	(31,094)	(4,786)	-	(111,639)
減值/(返還減值)	2,027	100	(3,922)	445	256	-	(1,094)
匯兌調整	(4)	(1)	95	1,598	122	-	1,810
於二零零四年十二月三十一日扣除累計折舊及減值後淨值	101,261	94,741	181,220	99,277	15,511	5,346	497,356
於二零零四年十二月三十一日							
按成本或估值	101,261	237,521	431,835	286,802	46,381	5,346	1,109,146
累計折舊及減值	-	(142,780)	(250,615)	(187,525)	(30,870)	-	(611,790)
淨賬面值	101,261	94,741	181,220	99,277	15,511	5,346	497,356
成本及估值分析:							
按成本	-	237,521	431,835	286,802	46,381	5,346	1,007,885
按估值	101,261	-	-	-	-	-	101,261
	101,261	237,521	431,835	286,802	46,381	5,346	1,109,146

財務報表附註

二零零五年十二月三十一日

14. 物業、廠房及設備(續)

於二零零五年十二月三十一日，列入固定資產總額中以融資租賃方式擁有的資產的賬面淨值合共2,771,000港元(二零零四年：3,250,000港元)。

於二零零五年十二月三十一日本集團的土地及樓宇由獨立專業合資格估值師戴德梁行、S.F.Ahmed & Co.及PT Saptasentra Jasa Pradana按公開市價及現有用途重估為167,147,000港元。重估盈餘213,000港元及扣除少數股東權益後之重估盈餘4,960,000港元已分別計入損益表及資產重估儲備內。

若此等樓宇以成本減累積折舊列賬，其賬面值應為約144,144,000港元。

上述以估值列賬的土地及樓宇乃按以下年期持有：

	香港	**其他地區**	**總計**
	港幣千元	*港幣千元*	*港幣千元*
永久業權土地	-	8,465	8,465
長期租約	-	77,732	77,732
中期租約	3,000	77,950	80,950
	3,000	164,147	167,147

於二零零五年十二月三十一日，本集團部份物業和廠房設備機器，其合計賬面淨值分別為52,885,000港元(二零零四年：2,400,000港元)及4,722,000港元(二零零四年：8,034,000港元)已抵押予銀行以獲得銀行融資額(附註27)。

財務報表附註

二零零五年十二月三十一日

15. 投資物業

	本集團 二零零五年 港幣千元	本集團 二零零四年 港幣千元
於一月一日賬面值	**1,900**	1,650
按公平價值調整溢利	**600**	250
於十二月三十一日賬面值	**2,500**	1,900

本集團之投資物業位於香港並以中期租約持有。

本集團的投資物業已於二零零五年十二月三十一日經獨立專業估值師戴德梁行按公開市價及現有用途重估為2,500,000港元。此物業以經營租賃方式租予第三者。詳情載列於本財務報告附註36(a)。本集團的投資物業詳情如下：

地點	用途	租約	本集團應佔權益百分比
香港新界荃灣沙嘴道11號 達貿中心10樓1,2,3,及5室	工業	中期	60

財務報表附註

二零零五年十二月三十一日

16. 土地租賃預付款

	本集團	
	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
於一月一日賬面值		
如往年匯報	-	-
採用香港會計準則17的影響 *(附註2.2(a))*	**18,027**	18,437
重新列示	**18,027**	18,437
年內確認	**(409)**	(409)
匯兑調整	**-**	(1)
於十二月三十一日賬面值	**17,618**	18,027
列為短期部份，包括在預付款、按金及其他應收賬款	**(409)**	(409)
長期部份	**17,209**	17,618

此租賃土地位於中國並以中期租約持有。

17. 應佔附屬公司權益

	本公司	
	二零零五年 港幣千元	二零零四年 港幣千元
非上市股份，成本值	**377,717**	377,717
附屬公司欠款	**316,419**	438,182
	694,136	815,899
減值	**(45,000)**	(45,000)
	649,136	770,899

附屬公司的欠款為無抵押，免息及沒有固定償還期限。附屬公司欠款賬面值接近公平價值。

主要附屬公司之詳情載列於本財務報告附註40。

財務報表附註

二零零五年十二月三十一日

18. 應佔共同控制公司權益

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
應佔淨資產	**45,005**	46,865
共同控制公司欠款	**1,804**	308
欠共同控制公司款項	**(16,806)**	(10,695)
	30,003	36,478
減值	**(8,142)**	(8,142)
	21,861	28,336

與共同控制公司的結存為無抵押、免息及沒有固定償還期限。共同控制公司欠款及欠共同公司款項賬面值接近公平價值。

財務報表附註

二零零五年十二月三十一日

18. 應佔共同控制公司權益 *(續)*

主要共同控制公司詳情如下：

公司名稱	公司結構	註冊登記／營運地點	本集團應佔權益百分比* 二零零五年	本集團應佔權益百分比* 二零零四年	主要業務
湖北長進製衣有限公司	公司形式	中國內地	**30**	30	製造成衣
湖北長旭製衣有限公司	公司形式	中國內地	**30**	30	製造成衣
南京江大服飾有限公司	公司形式	中國內地	**45**	45	製造成衣
明石染廠有限公司	公司形式	中國內地	**40**	40	提供漂染服務
湖北仙安製衣有限公司	公司形式	中國內地	**15.1**	15.1	製造成衣

所有共同控制公司皆通過附屬公司間接持有。

所有共同控制公司均不經由安永會計師事務所或其他安永國際成員公司審核。

* *投票權及溢利分配的百分比與本集團應佔權益的百分比是相同的。*

以上為董事認為對本集團業績構成主要影響或組成本集團淨資產之主要部份之共同控制公司。董事認為詳列其他共同控制公司會令篇幅過於冗長。

財務報表附註

二零零五年十二月三十一日

18. 應佔共同控制公司權益(續)

本集團的共同控制公司的財務資料如下列示：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
應佔共同控制公司資產及負債：		
流動資產	**62,701**	64,164
非流動資產	**24,494**	26,536
流動負債	**(50,332)**	(51,977)
資產淨值	**36,863**	38,723
應佔共同控制公司業績：		
營業額	**174,467**	222,226
其他收入	**428**	328
總收入	**174,895**	222,554
總費用	**(173,945)**	(219,797)
稅項	**(519)**	(963)
除稅後溢利	**431**	1,794

財務報表附註

二零零五年十二月三十一日

19. 應佔聯營公司權益

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
應佔淨資產	**117,652**	103,337
購入商譽	**8,282**	8,282
聯營公司欠款	**1,470**	1,170
欠聯營公司款項	**(7,682)**	(9,628)
聯營公司貸款	**113,479**	63,032
	233,201	166,193
減值	**(19,388)**	(8,282)
	213,813	157,911

與聯營公司的結存及貸款予聯營公司為無抵押，免息及沒有固定償還期限。聯營公司欠款及欠聯營公司款項賬面值接近公平價值。

財務報表附註

二零零五年十二月三十一日

19. 應佔聯營公司權益（續）

主要聯營公司詳情如下：

公司名稱	公司結構	註冊成立或登記／營運地點	本集團應佔權益百分比 二零零五年	本集團應佔權益百分比 二零零四年	主要業務
Glorious Sun Fashion Garment Mfg. Co. (Phil) Inc.	公司形式	菲律賓	**49.5**	49.5	製造成衣
Rays Apparel (H.K.) Limited	公司形式	香港	**35**	35	提供代理服務
Rays Apparel, Inc.	公司形式	美國	**35**	35	入口及分銷成衣
瀝洋製衣（香港）有限公司	公司形式	香港	**50**	50	製造成衣
G.S-i.t Limited	公司形式	香港	**50**	50	投資控股
旭日極速聯營有限公司	公司形式	香港	**50**	50	零售便服

所有聯營公司皆通過附屬公司間接持有。

所有聯營公司均不經由安永會計師事務所或其他安永國際成員公司審核。

以上為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之聯營公司。董事認為詳列其他聯營公司會令篇幅過於冗長。

財務報表附註

二零零五年十二月三十一日

19. 應佔聯營公司權益(續)

本集團已停止確認應佔G.S-i.t Limited及旭日極速聯營有限公司之虧損，因應佔此等聯營公司之虧損超越本集團應佔此等聯營公司之權益。本集團未確認應佔本年之虧損為11,106,000港元。

本集團的聯營公司財務資料如下列示，資料源自各公司管理賬及財務報表。

	二零零五年	二零零四年
	港幣千元	*港幣千元*
資產	**875,666**	809,182
負債	**(640,320)**	(602,482)
收入	**1,184,830**	1,106,277
溢利	**89,256**	40,038

20. 存貨

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
原料	**101,628**	95,765
半製成品	**112,629**	115,262
製成品	**346,278**	352,179
	560,535	563,206

於二零零五年十二月三十一日，本集團部份存貨已抵押予銀行以獲得銀行融資額，其賬面價值為86,017,000港元(二零零四年：86,270,000港元)，詳細情形見財務報表附註27。

21. 應收賬款及票據

應收賬款及票據包括已扣除減值準備的應收貿易賬款共233,326,000港元(二零零四年：148,958,000港元)及應收票據198,324,000港元(二零零四年：127,919,000港元)。應收票據於兩個結算日的賬齡少於四個月。下列為應收貿易賬款之賬齡分析：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
少於四個月	**219,060**	136,485
四至六個月	**13,496**	9,980
超過六個月	**770**	2,493
	233,326	148,958

本集團給予貿易客戶之賒賬期平均為45天。本集團保持對應收結餘的嚴謹控制，並擁有賒賬控制部門以減低賒賬風險，高級管理層會定期查閱結欠。本集團的應收賬款來自多個客戶，並沒有重大的集中賒賬風險。應收賬款是免息的。

於二零零五年十二月三十一日，本集團在應收銀行可追溯貼現票據83,115,000港元(「貼現票據」)。因該貼現票據不符合財務資產之終止確認條件，故已包括於以上之應收票據內。相對地，本集團向銀行收取作為貼現票據代價金之相關借款，於結算日已確認為負債，並包括於計息銀行及其他借貸內(附註27)。

財務報表附註

二零零五年十二月三十一日

22. 關連公司欠款

按香港公司法例第161B條，關連公司欠款詳列如下：

本集團

公司名稱	**於二零零五年十二月三十一日** *港幣千元*	**年內最高欠款** *港幣千元*	**於二零零五年一月一日** *港幣千元*
Jeanswest Corporation (New Zealand) Limited	589	14,076	14,076
G.S. Property Management Limited	197	674	583
Golden Sunshine Enterprises Limited	151	156	124
港朋有限公司	29	107	107
輝年管理有限公司	106	117	87
	1,072		14,977

以上公司全部由楊釗太平紳士、楊勳先生控制，兩人皆為公司之董事。

關連公司欠款為無抵押，免息及沒有固定償還期限。關連公司欠款賬面值接近公平價值。

23. 以公平價值計入損益的股本投資

	本集團	
	二零零五年 *港幣千元*	二零零四年 *港幣千元*
香港上市的股本投資，按市值	**59,525**	-

於二零零五年十二月三十一日，以上股本投資被列為交易持有。

財務報表附註

二零零五年十二月三十一日

24. 現金及現金等額結存及已抵押存款

		本集團		本公司	
		二零零五年	二零零四年	**二零零五年**	二零零四年
	附註	***港幣千元***	*港幣千元*	***港幣千元***	*港幣千元*
現金及銀行存款		**497,650**	523,313	**315**	855
定期存款		**790,331**	750,336	**692,677**	596,176
		1,287,981	1,273,649	**692,992**	597,031
減：已抵押定期存款：					
抵押作銀行透支及長期銀行貸款	*27*	**(21,784)**	(21,784)	**-**	-
現金及現金等額		**1,266,197**	1,251,865	**692,992**	597,031

於結算日，本集團擁有人民幣現金及銀行存款347,717,000港元(二零零四年：363,844,000港元)。人民幣不可自由兑換成其他貨幣，但依據「中國外滙管理條例及結滙、售滙及付滙管理規定」，准許本集團透過授權執行外匯業務之銀行把人民幣兑換為其他貨幣從而進行外匯業務。

銀行存款按每日銀行存款浮動息率賺取利息。短期定期存款期由一天至三個月不等，視乎本集團對現金的即時需要及該定期的存款息率。現金、現金等額及已抵押定期的賬面值接近其公平價值。

財務報表附註

二零零五年十二月三十一日

25. 應付賬款及票據

應付賬款及票據包括應付貿易賬款共405,466,000港元(二零零四年：306,022,000港元)。下列為應付貿易賬款之賬齡分析：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
少於四個月	**391,685**	293,051
四至六個月	**10,597**	4,590
超過六個月	**3,184**	8,381
	405,466	306,022

應付賬款為免息及通常於90天內償還。

26. 衍生財務工具

於本年內，本集團已簽訂外幣匯兑遠期合約以管理匯率風險，但並不符合對沖條件。非對沖貨幣衍生公平價值變動8,370,000港元已於損益賬內反映。

財務報表附註

二零零五年十二月三十一日

27. 計息銀行貸款及其他借款

	實際利率 (%)	到期日	本集團 二零零五年 港幣千元	本集團 二零零四年 港幣千元
流動				
融資租賃應付款 (附註28)	5-13	2006	**1,381**	1,659
銀行透支－無抵押	最優惠利率 － 最優惠利率+2.5	按需要	**7,388**	4,840
銀行透支－有抵押	最優惠利率 － 最優惠利率+2.5	按需要	**3,742**	7,787
銀行貸款－無抵押	銀行同業拆息+0.875	2006	**24,272**	24,675
銀行貸款－有抵押	銀行同業拆息+0.5	2006	**56,169**	60,474
銀行借款作為貼現票據代價金 (附註21)	銀行同業拆息+0.75	2006	**83,115**	-
信託收據－有抵押	銀行同業拆息+0.75	2006	**75,120**	26,605
			251,187	126,040
非流動				
融資租賃應付款 (附註28)	5-13	2007-2009	**1,088**	2,044
銀行貸款－有抵押	銀行同業拆息+0.5	2007-2008	**4,916**	23,017
			6,004	25,061
			257,191	151,101

財務報表附註

二零零五年十二月三十一日

27. 計息銀行貸款及其他借款*(續)*

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
分析如下：		
銀行貸款、信託收據及銀行透支：		
一年內及按需要	**249,806**	124,381
第二年	**4,878**	11,600
第三年至第五年(包括首尾兩年)	**38**	11,417
	254,722	147,398
其他應付借貸：		
一年內及按需要	**1,381**	1,659
第二年	**671**	1,152
第三年至第五年(包括首尾兩年)	**417**	892
	2,469	3,703
	257,191	151,101

附註：

(a) 本集團部份銀行透支、信託收據及貸款額以下列作為擔保：

(i) 本集團部份樓宇，於結算日之累計賬面淨值為52,885,000港元(二零零四年：2,400,000港元)。

(ii) 本集團部份廠房設備及機器，於結算日之累計賬面淨值為4,722,000港元(二零零四年：8,034,000港元)。

(iii) 本集團部份銀行存款，於結算日之價值共21,784,000港元(二零零四年：21,784,000港元)。

(iv) 本集團部份存貨，於結算日之賬面值共86,017,000港元(二零零四年：86,270,000港元)。

財務報表附註

二零零五年十二月三十一日

27. 計息銀行貸款及其他借款（續）

附註：（續）

(b) 除有一個銀行貸款2,900,000港元以日元計算外，所有計息銀行貸款及其他借款按其相關實體之功能貨幣計算。

其他利息資料

	本集團			
	二零零五年		二零零四年	
	固定息率	**浮動息率**	固定息率	浮動息率
	港幣千元	***港幣千元***	*港幣千元*	*港幣千元*
融資租賃應付款	**2,469**	**-**	3,703	-
銀行透支－無抵押	**-**	**7,388**	-	4,840
銀行透支－有抵押	**-**	**3,742**	-	7,787
銀行貸款－無抵押	**-**	**24,272**	-	24,675
銀行貸款－有抵押		**61,085**		83,491
銀行借款作為貼現票據代價金	**-**	**83,115**	-	-
信托收據－有抵押	**-**	**75,120**	-	26,605

財務報表附註

二零零五年十二月三十一日

28. 融資租賃應付款

本集團租賃若干機器及汽車用於生產業務及商業用途。該等租約被分類為融資租賃租約,餘下租期為三至五年。

於二零零五年十二月三十一日，最低租賃還款額及其現值詳列如下：

本集團

	最低租賃還款額		**最低租賃還款額之現值**	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
應付金額：				
於一年內	**1,542**	1,882	**1,381**	1,659
於第二年	**756**	1,297	**671**	1,152
於第三至第五年（包括首尾兩年）	**473**	952	**417**	892
最低租賃付款總額	**2,771**	4,131	**2,469**	3,703
將來的財務費用	**(302)**	(428)		
應付租賃款淨額	**2,469**	3,703		
列為流動負債部份 *(附註27)*	**(1,381)**	(1,659)		
長期部份 *(附註27)*	**1,088**	2,044		

29. 少數股東長期貸款

少數股東長期貸款為無抵押，免息及於一年後償還。少數股東長期貸款賬面值接近其公平價值。

財務報表附註

二零零五年十二月三十一日

30. 遞延税項

遞延税項資產及遞延税項負債的變動情況如下：

遞延税項資產

本集團

	虧損抵銷將來應課税溢利	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
於二零零五年一月一日	**11,887**	-
本年度轉入損益賬之遞延税項 *(附註10)*	**3,484**	11,887
匯兑調整	**(846)**	-
於二零零五年十二月三十一日總遞延税項資產	**14,525**	11,887

遞延税項負債

本集團

	加速税項折舊	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
於二零零五年一月一日	**1,057**	1,750
本年度轉入損益賬之遞延税項 *(附註10)*	**(620)**	(693)
匯兑調整	**(26)**	-
於二零零五年十二月三十一日總遞延税項負債	**411**	1,057
於二零零五年十二月三十一日淨遞延税項資產	**14,114**	10,830

財務報表附註

二零零五年十二月三十一日

30. 遞延税項 *(續)*

本集團在香港產生的暫估税項虧損可無限期用於抵銷產生有關税項虧損的公司的未來應課税溢利。長期虧損的附屬公司所產生的税項虧損而未被確為遞延税項資產為5,384,000港元(二零零四年：10,132,000港元)

於二零零五年十二月三十一日，本集團並無就其附屬公司，共同控制公司或聯營公司的未匯出盈利的應付税項確認任何重大遞延税項負債(二零零四：無)，由於該等款額匯出時，本集團並無額外的税項負債，故並未確認重大遞延税項負債。

本公司向其股東派發股息並無附有任何所得税之後果。

31. 股本

股份

	普通股數量		**本公司**	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
法定股本：				
每股面值0.10港元之普通股	**6,000,000**	6,000,000	**600,000**	600,000
已發行及繳足股本：				
每股面值0.10港元之普通股	**1,049,376**	1,000,584	**104,938**	100,058

於本年內，有購股權40,434,000，5,708,000及2,650,000股分別以認購價每股1.800，2.564及2.876港元行使(附註32)，以致發行48,792,000股股份，每股0.10港元，未扣除費用前之總現金補償代價共95,039,000港元。

財務報表附註

二零零五年十二月三十一日

31. 股本(續)

按以上本公司發行普通股變動，總結本年度交易如下：

	發行股份數量 千位	發行股本 港幣千元	溢價 港幣千元	總計 港幣千元
於二零零四年十二月三十一日及二零零五年一月一日	1,000,584	100,058	268,668	368,726
行使購股權	48,792	4,880	90,159	95,039
	1,049,376	104,938	358,827	463,765
發行股份費用	-	-	(18)	(18)
於二零零五年十二月三十一日	1,049,376	104,938	358,809	463,747

購股權

本公司購股權計劃之詳情載於附註32內。

財務報表附註

二零零五年十二月三十一日

32. 購股權計劃

於二零零五年九月一日，本公司股東批准終止（即不得再授出購股權）本公司於一九九六年九月二日採納之購股權計劃（「舊計劃」）及採納新購股權計劃（「新計劃」）。所有於舊計劃終止前發行及尚未行使之購股權仍具有效力。

(a) 舊計劃

舊計劃於一九九六年九月二日獲本公司採納，旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。舊計劃之合資格參與者包括本集團之執行董事及全職僱員。

舊計劃下之購股權並無賦予持有人獲派任何股息或於股東大會上投票之權利。

財務報表附註

二零零五年十二月三十一日

32. 購股權計劃 *(續)*

(a) 舊計劃 *(續)*

年度內根據舊計劃授出而尚未行使之購股權如下：

	購股權數目					購股權			本公司股份價格***	
		年內							緊接行使	
參與者姓名或類別	於二零零五年一月一日 '000	行使 '000	失效 '000	取消 '000	於二零零五年十二月三十一日 '000	授出日期*	行使期間	認購價** 港幣元	日期前 港幣元	於行使日期 港幣元
董事										
楊勳先生	5,940	(5,940)	-	-	-	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	3.418	3.424
楊浩先生	10,000	(10,000)	-	-	-	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	3.418	3.424
鮑仕基先生	2,962	(2,962)	-	-	-	一九九七年八月三十日	一九九七年九月十六日至二零零七年八月二十九日	2.564	3.418	3.424
	7,000	(7,000)	-	-	-	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	3.418	3.424
許宗盛太平紳士	10,000	(10,000)	-	-	-	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	3.418	3.424
張慧儀女士	2,404	(2,404)	-	-	-	一九九七年八月三十日	一九九七年九月十六日至二零零七年八月二十九日	2.564	3.418	3.424
	7,494	(7,494)	-	-	-	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	3.418	3.424
	45,800	(45,800)	-	-	-					
其他僱員總計	10,450	(2,650)	-	-	**7,800**	一九九七年六月十六日	二零零零年六月十五日至二零零七年六月十四日	2.876	3.427	3.435
	13,188	(342)	(30)	-	**12,816**	一九九七年八月三十日	一九九七年九月十六日至二零零七年八月二十九日	2.564	3.424	3.433
	6,656	-	-	-	**6,656**	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	-	-
	30,294	(2,992)	(30)	-	**27,272**					
	76,094	(48,792)	(30)	-	**27,272**					

財務報表附註

二零零五年十二月三十一日

32. 購股權計劃 *(續)*

(a) 舊計劃 *(續)*

舊計劃之購股權於本年度內之重整附註：

* *購股權之歸屬期由授出日期起直至行使期開始為止。*

** *購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。*

*** *緊接購股權的行使日期前披露的本公司股份價格，是緊接於購股權行使日期前本公司股份在聯交所加權平均收市價。*

於年內共行使 48,792,000股購股權，就此本公司已發行48,792,000股普通股，新增股本4,880,000港元和股本溢價為90,159,000港元(未扣除發行費用)，有關詳情載列於財務報表附註31。

本公司於結算日舊計劃中尚未行使之購股權共有27,272,000股，佔於該日之本公司已發行股份約2.60%。根據本公司現行資本架構，若全面行使所有尚未行使之購股權將致使發行額外27,272,000股每股面值0.10港元之股份並獲得款項約67,274,000港元。

由於年內並無授出任何購股權，故未有購股權預期價值披露。

財務報表附註

二零零五年十二月三十一日

32. 購股權計劃(續)

(b) 新計劃

本公司於二零零五年九月一日採納了新計劃，除經修訂或終止外，新計劃將由採納起計十年內有效。

新計劃旨在吸引及保留高質素員工發展本公司業務；為本集團僱員、行政人員及董事提供額外獎勵；以及藉連繫購股權持有人及股東之利益，促進本公司長遠財務成功。

根據新計劃，可授購股權之上限不得超過於批准購股權計劃日期已發行股份10%。可發行予每名合資格承授人之股份上限為於任何十二個月期間不得起過1%。

購股權之認購價由董事局決定，惟不得低於以下較高者：(i)本公司股份在授出購股權日期(必須為營業日)在聯交所每日報價表所列收市價；(ii)本公司股份在緊接授出購股權日期前五個交易日在聯交所每日報價表所列平均收市價；及(iii)股份面值。

由於年內並無購股權按新計劃授出，故未有購股權預期價值披露。

財務報表附註

二零零五年十二月三十一日

33. 儲備

本集團

	附註	股本溢價	繳入盈餘	資產重估儲備	外匯變動儲備 (註i)	不可分派儲備 (註ii)	滾存溢利 (註ii)	總計	少數股東權益
		港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年一月一日									
如往年匯報		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898	183,531
前期調整	2.4	-	-	(319)	(1)	-	(281)	(601)	328
重新列示		268,668	115,551	13,780	(26,301)	5,566	790,033	1,167,297	183,859
重估虧損淨額（重新列示）		-	-	3,024	-	-	-	3,024	1,723
換算海外附屬公司、共同控制及聯營公司的匯兌調整		-	-	-	7,697	-	-	7,697	(693)
轉撥自滾存溢利		-	-	-	-	78	(78)	-	-
少數股東注入股本		-	-	-	-	-	-	-	496
支付予少數股東股息		-	-	-	-	-	-	-	(89,821)
應佔共同控制公司之不可分派儲備		-	-	-	-	298	(298)	-	-
出售時變現之重估儲備		-	-	(603)	-	-	603	-	-
年內淨溢利（重新列示）		-	-	-	-	-	219,193	219,193	53,550
二零零四年中期股息	12	-	-	-	-	-	(27,016)	(27,016)	-
二零零四年擬派末期股息	12	-	-	-	-	-	(105,061)	(105,061)	-
於二零零四年十二月三十一日		268,668	115,551	16,201	(18,604)	5,942	877,376	1,265,134	149,114

財務報表附註

二零零五年十二月三十一日

33. 儲備（續）

本集團

	附註	股本溢價	繳入盈餘	資產重估儲備	外匯變動儲備（註i）	不可分派儲備（註ii）	滾存溢利（註ii）	總計	少數股東權益
		港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零五年一月一日									
如往年匯報		268,668	115,551	17,844	(18,603)	5,942	878,539	1,267,941	149,890
前期調整	2.4	-	-	(1,643)	(1)	-	(1,163)	(2,807)	(776)
重新列示		268,668	115,551	16,201	(18,604)	5,942	877,376	1,265,134	149,114
重估盈餘淨額	14	-	-	4,960	-	-	-	4,960	851
換算海外附屬公司、共同控制及聯營公司的匯兌調整		-	-	-	(14,147)	-	-	(14,147)	919
轉撥自滾存溢利		-	-	-	-	465	(465)	-	-
支付予少數股東股息		-	-	-	-	-	-	-	(49,887)
出售時變現之重估儲備		-	-	(17)	-	-	17	-	17
年內淨溢利		-	-	-	-	-	242,809	242,809	48,676
發行股本	31	90,159	-	-	-	-	-	90,159	-
股本發行費用	31	(18)	-	-	-	-	-	(18)	-
二零零四年末期股息計提不足	12	-	-	-	-	-	(265)	(265)	-
二零零五年中期股息	12	-	-	-	-	-	(30,432)	(30,432)	-
二零零五年擬派末期股息	12	-	-	-	-	-	(114,382)	(114,382)	-
二零零五年擬派特別股息	12	-	-	-	-	-	(104,938)	(104,938)	-
於二零零五年十二月三十一日		358,809	115,551	21,144	(32,751)	6,407	869,720	1,338,880	149,690

財務報表附註

二零零五年十二月三十一日

33. 儲備 *(續)*

誠如本財務報告附註2.2(e)之解釋，本集團於採納財務報告準則3時採用其過渡性條文，容許於採納該財務報告準則前在收購時產生之商譽及負商譽與滾存溢利對銷。於採納財務報告準則3前，由收購附屬公司、共同控制公司及聯營公司產生之商譽及負商譽而仍保留在二零零五年十二月三十一日之滾存溢利內之金額分別為2,429,000港元（二零零四年：2,429,000港元）及7,145,000港元（二零零四年：8,971,000港元）。

附註： (i) 外匯變動儲備已計入因換算海外附屬公司貸款之匯兑盈餘共15,386,000港元（二零零四年：匯兑盈餘34,411,000港元）。此筆款項在可預見之未來將不會償還，董事認為此乃本公司淨投資之一部分。

(ii) 根據相關的中外合資企業的法律及條例，於中國內地的共同控制公司之部份利潤需轉往不可分派的儲備基金。

財務報表附註

二零零五年十二月三十一日

33. 儲備（續）

本公司

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	滾存溢利 港幣千元	總計 港幣千元
於二零零四年一月一日		268,668	377,567	464,325	1,110,560
年內淨溢利	11	-	-	184,641	184,641
二零零四年中期股息	12	-	-	(27,016)	(27,016)
二零零四年擬派末期息	12	-	-	(105,061)	(105,061)
於二零零四年十二月三十一日及二零零五年一月一日		268,668	377,567	516,889	1,163,124
發行股本	31	90,159	-	-	90,159
股本發行費用	31	(18)	-	-	(18)
年內淨溢利	11	-	-	15,723	15,723
二零零四年末期股息計提不足	12	-	-	(265)	(265)
二零零五年中期股息	12	-	-	(30,432)	(30,432)
二零零五年擬派末期股息	12	-	-	(114,382)	(114,382)
二零零五年擬派特別股息	12	-	-	(104,938)	(104,938)
於二零零五年十二月三十一日		358,809	377,567	282,595	1,018,971

本集團之繳入盈餘儲備代表本公司已發行股本票面值及根據本公司於一九九六年進行集團重組時所收購附屬公司之股本及股本溢價總額之差異。

本公司之繳入盈餘儲備代表本公司以交換附屬公司已發行股本而發行之股本票面值及於本公司集團重組時收購附屬公司之資產淨值總額之差異。根據百慕達公司法1981（經修訂），該等繳入盈餘於若干情況下可分派予各股東。

財務報表附註

二零零五年十二月三十一日

34. 合併現金流量表附註

重大非現金交易

年內本集團訂立的固定資產融資租賃合約，在合約開始時之總資本額為596,000港元(二零零四年：397,000港元)。

35. 或有負債

於結算日起，未有在財務報表內撥備之或有負債如下：

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
為附屬公司之銀行融資額提供擔保	**-**	-	**1,079,860**	913,570
附屬公司已使用以上銀行融資額	**-**	-	**27,062**	42,592
可追溯之貼現票據	**-**	104,086	**-**	-

財務報表附註

二零零五年十二月三十一日

36. 經營租約協議

(a) 作為出租人

本集團以經營租約形式出租其投資物業(見財務報表附註15)，議定年期為兩年。租約條款一般要求承租人提交保證金。

於二零零五年十二月三十一日，本集團根據不可撤銷經營租約而將來應收租客之最低租約付款如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
一年內	**119**	204
第二年至第五年(包括首尾兩年)	**-**	119
	119	323

(b) 作為承租人

本集團以經營租約形式承租若干機械，零售店舖及辦公物業。租約之議定年期由三年至六年。

於二零零五年十二月三十一日，本集團根據不可撤經營租約而須於未來支付之最低租約付款如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
一年內	**291,311**	279,282
第二年至第五年(包括首尾兩年)	**554,700**	513,501
五年後	**174,446**	184,345
	1,020,457	977,128

財務報表附註

二零零五年十二月三十一日

37. 承擔

除上述附註36(b)列出之經營業務承擔外，本集團於結算日有以下承擔：

(a) 資本承擔

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
已簽約但未提準備：		
在建工程	**27,284**	47,781
投資聯營公司	**-**	12,900
	27,284	60,681
已批准但未簽約：		
在建工程	**35,774**	49,213
投資聯營公司	**12,900**	30,500
	48,674	79,713
	75,958	140,394

(b) 其他

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
外幣匯兑遠期合約	**-**	4,848

於結算日，本公司並無重大承擔。

財務報表附註

二零零五年十二月三十一日

38. 關連人士交易

(a) 除於董事局報告披露有關連交易外，本集團亦於本年內與關連人士有以下重大交易：

	附註	本集團 二零零五年 港幣千元	二零零四年 港幣千元
從共同控制公司購入的原材料	*(i)*	**172**	583
付予共同控制公司的加工費	*(ii)*	**63,449**	112,789
付予聯營公司的加工費	*(ii)*	**33,045**	43,056
付予聯營公司的管理費	*(iii)*	**5,968**	5,968
銷售予聯營公司的貨品	(iv)	**293**	-

附註：

(i) 董事認為採購乃根據與該共同控制公司給予其他顧客相若之條款及條件進行。

(ii) 加工費以共同控制公司及聯營公司發生的成本加標價計算。

(iii) 管理費以直接成本加標價計算。

(iv) 銷售乃根據與本集團給予主要顧客之價格及條款進行。

(b) 關連人士結欠餘額：

(i) 如合併資產負債表所披露，於結算日，本集團有關連欠款1,072,000港元(二零零四年：14,977,000港元)，該應收款為無抵押、免息及沒有固定還款期。

(ii) 於結算日，本集團貸款予聯營公司、聯營公司欠款及欠聯營公司款項已詳列於本財務報表附註19，而共同控制公司欠款及欠共同控制公司款項已詳列於本財務報表附註18。

(iii) 本集團之少數股東長期貸款已詳列於本財務報表附註29。

財務報表附註

二零零五年十二月三十一日

38. 關連人士交易 *(續)*

(c) 本集團、核心管理人員的補償金：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
短期員工福利	**37,088**	29,005
退休福利	**821**	606
核心管理人員總補償金	**37,909**	29,611

董事酬金已詳列於本財務報表附註8內。

39. 財務風險管理目標及政策

除衍生工具外，本集團的主要財務工具包括銀行貸款，融資租賃和現金及銀行結餘。這些財務工具的主要目的是為集團的營運提供融資。集團的財務資產和負債，如應收合營者和應付貿易賬款，是從營運中直接產生。

在本年內，集團的政策是會經營財務工具的買賣，用以提高閑置資金的收益。本集團對財務及衍生工具的會計政策，列於財務報表附註2.5內。

本集團的財務工具產生之主要風險包括現金流量利率風險，外匯風險，信貸風險及變現能力風險。董事局已檢討並同意下述的風險管理政策。

財務報表附註

二零零五年十二月三十一日

39. 財務風險管理目標及政策（續）

(a) 現金流量利率風險

集團的利率風險主要是源自集團從淨動利率借入長期貸款。

集團的長期貸款額並不大，故不認為此類風險會對集團有顯著的影響。集團祇採用浮動利率債務管理利息成本。

(b) 外匯風險

本集團按既定的外匯風險管理政策進行外匯交易。本集團的交易貨幣風險是由於營運單位使用功能貨幣以外的貨幣進行銷售及購貨。

本集團的功能貨幣包括港元，人民幣及澳元。港元是與美元聯繫，因此本集團預期除了澳元收入的相關交易外，並沒有顯著的滙率變動。本集團的銷售收入約20%（二零零四年：22%）是澳元收入，而同時相關的成本則有約24%（二零零四年：28%）以美元進行。本集團通過遠期外匯對冲澳元之外匯風險。

(c) 信貸風險

本集團祇與認可及信用可靠的第三者交易。本集團的政策是會向顧客進行信貸核實程序，另外，應收賬款是會被不斷監察，而本集團的壞帳情況並不顯著。

至於其他財務資產（包括現金及銀行結餘）的信貸風險則源自對方的違約產生，最大的損失會是該工具的賬面金額。

由於本集團祇與認可及作用可靠的第三者交易，並沒有涉及抵額品的要求。

財務報表附註

二零零五年十二月三十一日

39. 財務風險管理目標及政策 *(續)*

(d) 變現能力風險

本集團的目標是通過銀行貸款及融資租賃來維持資金的連續性及彈性間的平衡。集團的政策是儘可能對於借貸的到期日與相關資產的預期現金淨流入進行配比，以籌措正確的資金。

(e) 公平價值

於二零零五年十二月三十一日，本集團的財務資產及負債之賬面值約等於其公平價值。

40. 主要附屬公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之附屬公司。董事認為詳列其他附屬公司會令篇幅過於冗長。

主要附屬公司之詳情如下：

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零五年	本集團應佔權益百分比 二零零四年	主要業務
Glorious Sun Enterprises (BVI) Limited*	英屬處女島／香港	200美元	**100**	100	投資控股
Jeanswest (BVI) Limited	英屬處女島／香港	1美元	**100**	100	投資控股

財務報表附註

二零零五年十二月三十一日

40. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零五年	二零零四年	主要業務
Jeanswest International (L) Limited	馬來西亞/香港	1美元	**100**	100	投資控股
Glorious Sun Licensing (L) Limited	馬來西亞/香港	1美元	**100**	100	持有商標
Jeanswest Investments (Australia) Pty. Ltd.	澳洲	12,002,202澳元	**100**	100	投資控股
Jeanswest Wholesale Pty. Ltd.	澳洲	2澳元	**100**	100	買賣成衣
Jeanswest Corporation Pty. Ltd.	澳洲	11,000,000澳元普通股 1,000,000澳元「A」股份	**100**	100	在澳洲零售便服
Renher Pty. Ltd.	澳洲	2,200澳元普通股	**100**	100	在澳洲提供店舖租賃服務
真維斯國際(香港)有限公司	香港/中國內地	10,000,000港元普通股	**100**	100	在中國內地零售便服
大進投資有限公司	香港/中國內地	10,000,000港元普通股	**100**	100	在中國內地零售便服

財務報表附註

二零零五年十二月三十一日

40. 主要附屬公司詳情*(續)*

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零五年	本集團應佔權益百分比 二零零四年	主要業務
Glorious Sun Industries (BVI) Limited*	英屬處女島／香港	1美元	**100**	100	投資控股
旭日製衣廠(香港)有限公司	香港	2,600,000港元普通股	**100**	100	買賣及製造成衣及提供管理服務
力佳實業有限公司	香港	200,000港元普通股	**100**	100	提供代理服務
大進國際貿易(香港)有限公司	香港	6,000,000港元普通股	**100**	100	買賣及生產成衣
柏建實業有限公司	香港	600,000港元普通股	**100**	100	進出口成衣
建裕投資有限公司	香港	2港元普通股	**100**	100	提供生產管理服務
大進製衣廠(惠州)有限公司**	中國內地	8,128,000美元已繳付6,128,000美元	**100**	100	製造成衣
新東江服飾(惠州)有限公司**	中國內地	4,923,000美元	**100**	100	生產及買賣成衣

財務報表附註

二零零五年十二月三十一日

40. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零五年	本集團應佔權益百分比 二零零四年	主要業務
明燈紡織有限公司	香港	10,000,000港元普通股	**100**	100	進口及分銷紡織品
Sparrow Apparels Limited#	孟加拉	10,000,000塔卡普通股	**70**	70	製造成衣
鎮安工貿有限公司	香港	10,000港元普通股	**100**	100	投資控股
大進貿易(惠州)有限公司**	中國內地	500,000港元普通股	**100**	-	買賣成衣
Chapman International Macao Commercial Offshore Limited	澳門	100,000葡幣普通股	**50.4**	50.4	買賣成衣
萬倍投資有限公司	香港	1,460,000港元普通股	**50.4**	50.4	持有物業及提供管理服務
Recent Garments and Knitting Industries Ltd.#	孟加拉	100,000塔卡普通股	**35.3##**	35.3##	製造成衣
Shamoli Garments Limited#	孟加拉	10,000,000塔卡普通股	**35.3##**	35.3##	製造成衣
P.T. Crownfund Garment Factory#	印度尼西亞	1,000,000美元	**47.9##**	47.9##	製造成衣
Gennon (Cambodia) Garment Manufacturing Ltd.#	柬埔寨	500,000美元普通股	**50.4**	50.4	製造成衣
惠州新安製衣廠有限公司***	中國內地	5,000,000港元	**48.4##**	48.4##	製造成衣

財務報表附註

二零零五年十二月三十一日

40. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零五年	二零零四年	主要業務
東莞明海織染廠有限公司**	中國內地	147,660,000港元 已繳付 121,043,763港元	**50.4##**	50.4##	提供漂染及針織服務
Recent Sweater Limited#	孟加拉	200,000塔卡普通股	**35.3##**	35.3##	製造成衣
Rays The Glorious Investment (BVI) Limited	英屬處女島／香港	1美元	**100**	100	投資控股
豐源投資有限公司	香港	2港元普通股	**100**	100	投資控股
石家莊常宏建築裝飾工程有限公司***	中國內地	2,100,000美元	**65**	65	室內裝修及翻新服務
泰州爵柏服飾有限公司***	中國內地	100,000美元	**60**	60	製造成衣

* *直接由本公司持有。*

** *按中國法律登記為中外獨資企業之附屬公司。*

*** *按中國法律登記為中外合資企業之附屬公司。*

\# *不經由安永會計師事務所或其他安永國際成員公司審核。*

\## *此為本公司非全資附屬公司持有之附屬公司，因本公司對於非全資附屬公司擁有控制權，該等公司亦被稱視為附屬公司。*

財務報表附註

二零零五年十二月三十一日

41. 結算日後事項

於二零零六年四月七日，本公司之全資附屬公司Jeanswest International (L) Limited 與楊釗太平紳士及楊勳先生(本公司之董事)就收購Goldpromise Limited之全部已發行股本及相關股東貸款而訂立收購協議，涉及總代價為10,180,000美元。收購事項須待以下條件達成後，方告完成：(a)本公司於二零零六年五月二十六日或之前取得上市規則所規定之獨立股東批准；及(b) Goldpromise及其附屬公司之業務、財務狀況或經營業績直至完成為止時並無任何重大不利變動。此關連交易的詳情已列載於本公司二零零六年四月七日的公佈內。

42. 比較數字

誠如財務報表附註2.2及2.4所述，由於本年度採納若干新香港財務報告準則，財務報表內若干項目及結存之會計處理及呈列方式經已作出修訂，以符合新規定。因此，相應的以前年度和期初數調整已重新列示，若干比較數字已重新分類，以符合本期之呈報方式。

43. 財務報表之通過

本年度財務報表已於二零零六年四月二十日由董事局通過。

財政概要

從已公佈的經審計財務報表，經適當地加以重新列賬／重新分類後，本集團於過去五個財務年度的已公佈業績概要列示如下。在五年財務概要中，每年的金額已經調整，追溯因會計政策改變所帶來的影響，詳情載列於財務報表附註2.2。

	截至二零零五年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元 (重新列示)	截至二零零三年十二月三十一日止年度 港幣千元 (重新列示)	截至二零零二年四月一日至二零零二年十二月三十一日 港幣千元 (重新列示)	截至二零零二元三月三十一日止年度 港幣千元 (重新列示)
收入	**3,802,398**	3,583,751	3,310,309	2,436,567	2,924,850
經營溢利(扣除融資成本)	**325,872**	341,111	318,315	217,324	234,779
應佔共同控制公司及聯營公司之溢利及虧損	**45,059**	21,828	33,524	21,656	28,311
除税前溢利	**370,931**	362,939	351,839	238,980	263,090
税項	**(79,446)**	(90,196)	(94,548)	(49,130)	(15,959)
本年／期間溢利	**291,485**	272,743	257,291	189,850	247,131
應佔：					
屬於本公司股權持有人	**242,809**	219,193	164,843	128,693	152,584
少數股東權益	**48,676**	53,550	92,448	61,157	94,547
	291,485	272,743	257,291	189,850	247,131

財政概要

從已公佈的經審計財務報表，經適當地加以重新列賬／重新分類後，本集團於過去五個財務年度／期間的已公佈資產、負債及少數股東權益列示如下。在五年財務概要中，每年的金額已經調整，追溯因會計政策改變所帶來的影響，詳情載列於財務報表附註2.2。

	於二零零五年十二月三十一日 港幣千元	於二零零四年十二月三十一日 港幣千元 (重新列示)	於二零零三年十二月三十一日 港幣千元 (重新列示)	於二零零二年十二月三十一日 港幣千元 (重新列示)	於二零零二年三月三十一日 港幣千元 (重新列示)
物業、廠房及設備	**622,163**	497,356	492,132	466,968	450,614
土地租賃預付款	**17,209**	17,618	18,027	16,396	15,993
投資物業	**2,500**	1,900	1,650	1,650	1,850
應佔共同控制公司及聯營公司權益	**235,674**	186,247	129,377	89,221	96,967
永久配額	**-**	-	1,165	1,540	2,217
遞延税項資產	**14,525**	11,887	-	-	-
流動資產	**2,519,866**	2,313,783	2,232,687	1,998,395	1,794,695
總資產	**3,411,937**	3,028,791	2,875,038	2,574,170	2,362,336
流動負債	**1,583,294**	1,373,906	1,283,908	1,092,865	914,912
計息銀行及其他借貸(非流動部份)	**6,004**	25,061	53,722	61,257	30,037
少數股東長期貸款	**9,400**	9,400	9,400	9,400	9,400
遞延税項負債	**411**	1,057	1,750	2,019	527
總負債	**1,599,109**	1,409,424	1,348,780	1,165,541	954,876
淨資產	**1,812,828**	1,619,367	1,526,258	1,408,629	1,407,460
少數股東權益	**149,690**	149,114	183,859	158,025	189,115


www.jeanswest.com.c
JEANSWEST
眞維斯